UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 14 February, 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____



Media Release

Quarter and year ended 31 December 2012

Reviewed Preliminary
Condensed Consolidated Results

GOLD FIELDS

Sibanye Gold (KDC and Beatrix) listed separately

JOHANNESBURG. 14 February 2013, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the December quarter of R546 million compared with R1,424 million in the September quarter and R2,605 million in the December 2011 quarter. Net earnings from continuing operations for the December quarter amounted to R382 million compared with R1,000 million in the September quarter and R1,467 million in the December 2011 quarter. Net earnings from discontinued operations for the December quarter amounted to R164 million compared with R425 million in the September quarter and R1,138 million in the December 2011 quarter.

In US dollar terms net earnings for the December quarter were US$54 million, compared with US$171 million in the September quarter and US$336 million in the December 2011 quarter. Net earnings from continuing operations for the December quarter were US$41 million, compared with US$122 million in the September quarter and US$186 million in the December 2011 quarter. Net earnings from discontinued operations for the December quarter were US$13 million, compared with US$48 million in the September quarter and US$150 million in the December 2011 quarter.

December 2012 quarter salient features-including continuing and discontinued operations

- Illegal strike action at KDC and Beatrix resulted in 110,000 ounces of lost production;
- Gold Fields unbundles and lists Sibanye Gold, formerly GFIMSA (KDC, Beatrix and Service companies);
- Gold production for total Gold Fields down 7 per cent at 754,000 equivalent attributable ounces due to illegal strikes;
- Total cash cost for total Gold Fields of US$946 per ounce and NCE of US$1,476 per ounce; and
- Operating margin for total Gold Fields of 44 per cent and NCE margin of 13 per cent.

A final dividend of 75 SA cents per share (gross) is payable on 11 March 2013, giving a total dividend for the year ended December 2012 of 235 SA cent per share (gross).

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

Key issues of the December 2012 quarter

The December quarter of 2012 was a quarter of great challenges on the one hand and significant milestones on the other. While the international operations had an outstanding quarter, KDC and Beatrix in South Africa were impacted by the industry-wide illegal strikes in the South African mining industry.

Group attributable gold production of 754,000 ounces for the December quarter was 7 per cent lower than the 811,000 ounces achieved in the September quarter. This decline was due to the impact of the illegal strikes, compounded by a slower than anticipated resumption of normal production following the cessation of the strikes. In the South Africa region, production at KDC and Beatrix in aggregate decreased by 30 per cent from 316,000 ounces in the September quarter to 220,000 ounces in the December quarter. The strike action during the December quarter resulted in the loss of 23 production days at KDC East, 27 production days at KDC West, 29 production days at Beatrix as well as 110, 000 ounces of gold production during the quarter.

The protracted strikes across the industry had a significant impact beyond the production impact. Mining companies not only suffered significant earnings losses but also a breakdown of trust and common purpose between employees and employers, which will require a significant effort to restore. Specifically, a new engagement model needs to be established whereby mining companies no longer rely solely on trade unions to communicate with employees. Instead direct contact needs to be established and regularly maintained with the workforce for us to gain a first-hand understanding of the concerns and aspirations of our employees. In this way companies will be more in tune with the challenges faced by our employees and can determine relevant action plans to create closer alignment.

South Africa's economy was the biggest loser of the strike, suffering not only from the loss of tax revenue but, more significantly, from a loss of investor confidence and support at a time when investment is critical in achieving our national development objectives, the most important of which is the need to create and protect jobs.

To prevent a recurrence of the labour turmoil of 2012, it is vital that government, organised labour and the mining industry work together to determine a sustainable future for the mining industry. This conversation will need to focus first and foremost on the economic realities faced by the industry, namely increasing depth, declining grades, wage increases beyond inflation along with productivity declines, as well as unaffordable increases in electricity tariffs and other input costs, to name just a few. Fiscal measures already implemented and those mooted are a further concern. Should the industry have to continue to bear the brunt of the collective impact of these factors, further declines in mining output and job losses are inevitable.

Sound leadership is needed from government, industry and organised labour, all of whom need to take a sober look at the events of last year. We, as the mining industry cannot achieve this on our own. Labour and government need to urgently collaborate with the industry to return South Africa to a competitive investment destination. First and foremost it will require government to moderate its views on taxes, electricity costs and other imposts that the industry simply cannot afford. Our workforce and their trade unions need to modify their demands for wage increases well beyond inflation that accompany flat or declining productivity. The mining industry in turn must honour its commitment to all stakeholders in terms of transformation as well as social and labour plans. Only by working together can we determine a sensible and sustainable way forward for the industry.

The international operations increased their combined managed production by 11 per cent from 446,000 gold equivalent ounces in the September quarter to 496,000 gold equivalent ounces in the December quarter. Cerro Corona in the South America region and Agnew in the Australasia region were the best performers. Cerro Corona increased production by 18 per cent from 83,000 gold equivalent ounces to 98,000 gold equivalent ounces while Agnew increased production by 15 per cent from 48,000 ounces to 55,000 ounces. More importantly, however, the NCE margin at Agnew improved from 32 per cent to 46 per cent. At Cerro Corona the NCE margin remained very high at 49 per cent, a slight decrease from the 52 per cent in the September quarter. The West Africa region also increased production by 11 per cent from 209,000 ounces to 232,000 ounces while the Australasia region increased production by 8 per cent from 154,000 ounces to 167,000 ounces.

The lower Group production during the quarter resulted in cash costs increasing by 3 per cent from US$916 per ounce to US$946 per ounce and Notional Cash Expenditure (NCE) increased by 2 per cent from US$1,448 per ounce to US$1,476 per ounce. The Gold Fields continuing operations, excluding the operations of the newly listed Sibanye Gold achieved cash costs of US$793 per ounce and an NCE of US$1,365 per ounce.

At South Deep, three significant milestones in support of the build-up to an annual production run-rate of 700,000 ounces by the end of 2015 were reached during the quarter. The first was the completion, within budget and on time, of South Deep's new ventilation shaft. The commissioning process at the shaft has already started. The additional rock hoisting capacity provided by this shaft is planned to ramp up to a nameplate capacity of 195,000 tonnes per month by December 2013, which, combined with the 175,000 tonnes capacity of the existing Main shaft, will be sufficient to sustain a full-production mill-feed of 330,000 tonnes per month. The second major milestone was the completion and commissioning of the gold plant expansion, which increased South Deep's plant capacity from 220,000 tonnes per month to 330,000 tonnes per month. The third major milestone was the conclusion of a landmark agreement with the National Union of Mineworkers (NUM), introducing a new operating model for the mine. The implementation process has commenced and is well underway. The essence of the agreement is the introduction of a new 24/7/365 operational schedule which is in line with best practice mechanised underground operations world-wide. This is expected to provide an additional 30 per cent face time and help achieve further productivity improvements. The new operating model which includes, inter alia, more competitive grading, remuneration and targeted incentives, is expected to underpin the production ramp-up to the full production run-rate of 700,000 ounces of gold per annum planned for the end of 2015. It also seeks closer employee alignment with the mine's business objectives. During the December quarter South Deep produced 62,700 ounces of gold, increasing the total for the full 2012 year to 270,000 ounces. Production is expected to improve by between 10 to15 per cent during 2013, though it will still take some months for the full benefits of the new operating model to be realised.

It is with regret that the Gold Fields Board of Directors received, and reluctantly accepted, the resignation of Dr. Mamphela Ramphele as Chair of the Company's Board, with immediate effect, to dedicate herself to her socio-economic and political interests. On behalf of the Board, the management, and all of the people of Gold Fields, I thank Dr. Ramphele for her enormous contribution to and inspirational leadership of the Company over the past two-and-a-half years.

Gold Fields non-executive director, Cheryl Carolus, will succeed Dr Ramphele as Chair of the Company with immediate effect. Ms Carolus was appointed a director of Gold Fields on 10 March 2009.

KDC and Beatrix in the South African region, which now form part of the unbundled Sibanye Gold, are classified as discontinued operations for accounting purposes and as such all prior periods have been restated to exclude results from these operations. For comparative purposes only, the Group results, which include continuing and discontinued operations, are provided together with the separate results for continuing and discontinued operations. Commentary relating to Gold Fields operations before the unbundling (combined continuing and discontinued operations) is on pages 5 – 20. Commentary on only continuing operations (new Gold Fields after the unbundling of Sibanye Gold) is on pages 21 – 22. Commentary on only discontinued operations (Sibanye Gold) is on pages 23 – 24.

Stock data		JSE Limited – (GFI)	
Number of shares in issue		Range – Quarter	ZAR97.93 – ZAR112.38
– at end December 2012	729,536,813	Average Volume – Quarter	1,930,090 shares/day
– average for the quarter	729,075,924	**NYSE – (GFI)**	
Free Float	100 per cent	Range – Quarter	US$11.32 – US$13.02
ADR Ratio	1:1	Average Volume – Quarter	4,034,089 shares/day
Bloomberg/Reuters	GFISJ/GFLJ.J		

The way forward for the new Gold Fields

During the second half of 2012 the Group engaged in a comprehensive analysis of Gold Fields' operating model and the assets in the portfolio - both producing mines and growth projects. This was in response to the ongoing underperformance of gold industry share prices, including Gold Fields', when measured against the higher gold price, and the inability of the sector to reflect the decade-long gold bull market in its valuations. The outcome of this analysis and review was a recognition and adoption of five key guiding principles which will underpin the Gold Fields strategy going forward.

The first of these is that our focus will not be on ounce targets at any cost, but on the generation of cash returns. Flowing from this, the Group embarked on a review and repositioning of all of its assets and structures to optimise cash generation in a more sustainable manner. Central to this is a concerted focus on understanding and managing the all-in costs of our business, expressed as Notional Cash Expenditure (NCE).

The most significant outcome of the review process was the decision to separate the Gold Fields portfolio into two entities reflecting the diverse nature of the ore bodies, mining methods, management and operational skills, and technologies required to optimally and sustainably extract these diverse ore bodies.

This decision led to the November 2012 announcement of the creation and unbundling to shareholders of the new Sibanye Gold as a totally independent company with its own dedicated executive management and board of directors, led by well-known and respected South African mining and business entrepreneurs, Neal Froneman (Chief Executive Officer) and Sello Moloko (Chairman). The new Sibanye Gold, which comprises the KDC and Beatrix mines as well as the various South African service entities, was successfully listed on the JSE Limited and New York Stock Exchange on 11 February 2013. The transaction, which has been widely welcomed by local and foreign investors, has created a fit-for-purpose new vehicle which allows Sibanye Gold management to determine the optimal future exploitation strategy for its assets and to have control over its cash flows, including rewarding shareholders through dividend payments.

The review process also resolved to reposition all of the producing mines in the Gold Fields portfolio to focus on the production of profitable ounces only and to curtail marginal production which does not contribute to meaningful cash generation, even if this results in a decline in ounces of production. Some of the key decisions that followed were:

- At Agnew, it was decided to withdraw from the low-grade and marginal Main and Rajah Lodes and to focus only on the high grade Kim Lode at the Waroonga underground mine and to right-size the mine accordingly. This is expected to reduce unit costs and improve profitability. A more appropriate level of production for this mine is expected to be around 160,000 ounces per annum relative to 176,600 ounces produced in 2012.
- At St Ives, the marginal heap leach operation was mothballed. While this will result in production declining by between 30,000 and 40,000 ounces per year, it should also lead to a lowering of costs and more profitable production overall.
- At Tarkwa, production at the marginal and high cost South Heap leach operation ceased, which resulted in a production decline of 40,000 ounces per year. The objective at both St Ives and Tarkwa is to, as far as possible, maintain costs through absorbing much of the inflation pressures.
- At South Deep, the focus is to become cash generative by the end of 2013 and for cash costs and NCE to reduce as the production build-up progresses over the next three years. At full production South Deep is expected to be globally competitive from a cost perspective.

The second key guiding principle which emerged from the review process is to channel our growth efforts, in the first instance, on low-risk, high-return brownfields opportunities near our existing mines. With the focus moving from production levels to cash generation, there are a number of opportunities at existing mines to raise production while simultaneously enhancing the Group's ability to generate cash. These opportunities are attractive not only because of their potential for competitive returns, but also because they are low risk given that they are extensions of existing assets that we know and understand well. One example is the proposed Tarkwa expansion phase 6 project (TEP6), which entails the replacement of all remaining heap leach operations with appreciably higher recoveries. We continue to evaluate this opportunity which could result in a new CIL plant or an extension to the existing plant, which will have a positive impact on production levels. Similarly, at Cerro Corona, an opportunity exists to expand the existing sulphide plant, thereby bringing production forward. At Cerro Corona there is also the potential to process more than 300,000 ounces of gold which remains captured in oxide stockpiles through a new heap leach facility. We continue to evaluate these opportunities.

The third key guiding principle that emerged from the review process is to pursue greenfields opportunities only if they offer truly attractive returns and will contribute to the cash generation objectives of the organisation. Gold Fields has a number of greenfields projects at various stages of evolution, including Chucapaca in Peru, APP in Finland, Yanfolila in Mali and FSE in the Philippines. We intend to enforce prudent stage-gating of these projects and ensure that construction decisions are based on a robust understanding of technical assumptions and economic parameters. As such, we intend to refrain from giving long-term estimates of timelines and likely production levels on these projects, or for the Group as a whole, until advanced pre-feasibility or feasibility information is available and approved internally. Our approach of not adding ounces for ounces sake will be rigorously applied to our greenfields portfolio and projects will have to be motivated on their ability to generate a return on capital invested. We also recognise that, from a technical and financial perspective, it is unlikely that we can advance all projects to the same extent simultaneously; prioritisation is therefore important.

With this in mind we can provide a status update on our key greenfields projects. We continue to value-engineer Chucapaca to take advantage of the significant declared Mineral Resource of 7.6 million ounces. We are investigating various means of optimising the project including different production levels, underground opportunities as well as additional exploration in the area of interest. At FSE we have completed most of the underground drilling programmes and are continuing to focus on licensing and social engagement activities, along with surface geotechnical drilling, as these are critical for the project to proceed successfully. In due course we intend to commence a prefeasibility study. At Arctic Platinum we are close to completing the key elements of a pre-feasibility study, which demonstrate a viable project, and we are in the process of determining the next steps to capture its inherent value. Finally, at Yanfolila we have had significant exploration success over the last year and the project is scheduled to progress to pre-feasibility status this year.

The fourth principle is that the new Gold Fields will continue to follow its "dividend first" policy as articulated in 2012, which is a commitment to pay 25 to 35 per cent of normalised earnings as dividends.

The fifth principle is our enduring commitment to the long-term sustainability of our business which entails, *inter alia*, the health and safety of our people, respectful stewardship of our natural environment, and the creation and equitable sharing of value for all of our stakeholders.

Certain forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

| South African Rand | | | | | Key statistics | | | United States Dollars | | | | |
| Year ended | | Quarter | | | | | | Quarter | | | Year ended | |
Dec 2011	Dec 2012	Dec 2011	Sept 2012	Dec 2012				Dec 2012	Sept 2012	Dec 2011	Dec 2012	Dec 2011
108,408	101,216	27,473	25,232	23,449	kg	Gold produced*	oz (000)	754	811	883	3,254	3,485
63,403	63,157	15,794	15,406	16,618		continuing operations		534	495	507	2,031	2,038
45,005	38,059	11,679	9,826	6,831		discontinued operations		220	316	376	1,224	1,447
184,515	235,451	199,155	243,143	263,818	R/kg	Total cash cost	$/oz	946	916	767	894	795
161,548	206,531	185,138	210,221	221,188		continuing operations		793	792	713	784	696
220,224	285,851	218,931	297,069	373,093		discontinued operations		1,338	1,119	843	1,086	949
272,224	362,331	313,322	384,627	411,381	R/kg	Notional cash expenditure	$/oz	1,476	1,448	1,206	1,376	1,173
264,615	359,448	332,895	384,015	380,384		continuing operations		1,365	1,446	1,281	1,365	1,140
284,055	367,338	285,641	385,630	490,265		discontinued operations		1,759	1,452	1,100	1,395	1,224
59,441	56,111	15,026	13,564	13,360	000	Tonnes milled/treated	000	13,360	13,564	15,026	56,111	59,441
44,793	43,926	11,242	10,521	11,011		continuing operations		11,011	10,521	11,242	43,926	44,793
14,648	12,185	3,784	3,043	2,349		discontinued operations		2,349	3,043	3,784	12,185	14,648
364,216	435,584	435,661	439,597	472,618	R/kg	Revenue	$/oz	1,696	1,655	1,677	1,654	1,569
361,049	435,952	434,021	441,690	469,914		continuing operations		1,686	1,663	1,671	1,656	1,555
369,139	434,943	437,974	436,169	479,549		discontinued operations		1,720	1,642	1,686	1,652	1,590
359	440	376	471	476	R/tonne	Operating costs	$/tonne	55	57	47	54	50
256	314	283	329	342		continuing operations		39	40	35	38	35
673	892	653	965	1,103		discontinued operations		127	117	81	109	93
21,112	20,976	6,908	5,105	5,047	Rm	Operating profit	$m	578	617	877	2,561	2,924
14,360	15,296	4,263	3,754	4,362		continuing operations		506	455	534	1,868	1,989
6,752	5,680	2,646	1,351	686		discontinued operations		72	162	344	694	935
50	46	56	45	44	%	Operating margin	%	44	45	56	46	50
57	53	60	53	53		continuing operations		53	53	60	53	57
41	34	52	32	21		discontinued operations		21	32	52	34	41
25	17	28	13	13	%	NCE margin	%	13	13	28	17	25
27	18	23	13	19		continuing operations		19	13	23	18	27
23	16	35	12	(2)		discontinued operations		(2)	12	35	16	23
7,027	5,658	2,605	1,424	546	Rm	Net earnings	$m	54	171	336	691	973
4,513	2,507	1,467	1,000	382		continuing operations		41	122	186	306	625
2,513	3,152	1,138	425	164		discontinued operations		13	48	150	385	348
973	778	361	195	75	SA c.p.s.	Net earnings	US c.p.s.	7	24	47	95	135
625	345	204	137	53		continuing operations		5	17	26	42	87
348	433	157	58	22		discontinued operations		2	7	21	53	48
7,008	5,933	2,582	1,200	956	Rm	Headline earnings	$m	105	142	333	725	971
4,497	2,783	1,444	775	793		continuing operations		92	94	183	340	623
2,511	3,150	1,137	424	163		discontinued operations		13	48	150	385	348
970	816	357	165	131	SA c.p.s.	Headline earnings	US c.p.s.	15	19	46	100	134
622	382	200	106	108		continuing operations		12	11	25	46	86
348	434	157	59	23		discontinued operations		3	8	21	54	48
7,242	6,834	2,653	1,477	1,368	Rm	Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	$m	154	177	342	834	1,003
4,582	3,668	1,467	1,024	1,216		continuing operations		143	125	186	447	635
2,661	3,166	1,186	452	151		discontinued operations		11	52	156	388	368
1,003	939	368	202	187	SA c.p.s.	Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation	US c.p.s.	21	25	47	115	139
635	504	204	140	167		continuing operations		20	18	25	62	88
368	435	164	62	20		discontinued operations		1	7	22	53	51

*All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
Sibanye Gold is classified as a discontinued operation for accounting purposes. For comparative purposes only, the Group results,
which include continuing and discontinued operations, are provided together with the separate results for continuing and discontinued operations.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6 per cent of Group production.
Figures may not add as they are rounded independently.

Total Gold Fields operations (continuing and discontinued operations)

Figures are in millions unless otherwise stated

	South African Rand				United States Dollar			
	Quarter		Year ended		Quarter		Year ended	
	Dec 2012	Sept 2012	Dec 2012	Dec 2011	Dec 2012	Sept 2012	Dec 2012	Dec 2011
Revenue	11,504.0	11,394.8	45,469.3	41,876.8	1,322.0	1,380.0	5,551.8	5,800.1
Operating costs-net	(6,456.6)	(6,290.2)	(24,493.7)	(20,765.3)	(744.4)	(763.0)	(2,990.6)	(2,876.1)
Operating profit	**5,047.4**	5,104.6	**20,975.6**	21,111.5	**577.6**	617.0	**2,561.2**	2,924.0
Amortisation and depreciation	(1,604.0)	(1,591.3)	(6,294.3)	(5,655.9)	(184.4)	(192.8)	(768.5)	(783.4)
Net operating profit	**3,443.4**	3,513.3	**14,681.3**	15,455.6	**393.2**	424.2	**1,792.7**	2,140.6
Net interest paid	(111.7)	(82.5)	(303.9)	(202.5)	(13.2)	(10.0)	(37.1)	(28.0)
Share of results of associates	(90.1)	(144.1)	(314.3)	29.1	(10.5)	(17.8)	(38.4)	4.0
Gain/(loss) on foreign exchange	12.2	(66.2)	(112.7)	65.8	1.8	(8.2)	(13.8)	9.1
(Loss)/gain on financial instruments	(1.4)	6.9	(3.3)	31.6	(0.2)	0.9	(0.4)	4.4
Share-based payments	(129.6)	(168.9)	(636.0)	(479.3)	(14.6)	(20.5)	(77.7)	(66.4)
Other	(81.9)	(131.8)	(255.1)	(237.3)	(9.5)	(16.4)	(31.1)	(32.9)
Exploration	(322.3)	(248.9)	(1,052.7)	(832.1)	(37.5)	(30.2)	(128.5)	(115.2)
Feasibility and evaluation costs	(105.8)	(59.7)	(361.2)	(125.6)	(12.3)	(7.1)	(44.1)	(17.4)
Profit before royalties, taxation and non-recurring items	**2,612.8**	2,618.1	**11,642.1**	13,705.3	**297.2**	314.9	**1,421.6**	1,898.2
Non-recurring items	(1,023.2)	93.9	(1,143.3)	(482.9)	(124.6)	12.0	(139.6)	(66.9)
Profit before royalties and taxation	**1,589.6**	2,712.0	**10,498.8**	13,222.4	**172.6**	326.9	**1,282.0**	1,831.3
Royalties	(308.5)	(278.3)	(1,238.0)	(1,081.0)	(35.4)	(33.6)	(151.2)	(149.7)
Profit before taxation	**1,281.1**	2,433.7	**9,260.8**	12,141.4	**137.2**	293.3	**1,130.8**	1,681.6
Mining and income taxation	(644.7)	(933.4)	(3,329.7)	(4,335.1)	(72.2)	(113.3)	(406.6)	(600.4)
- Normal taxation	(769.5)	(732.1)	(3,231.6)	(3,151.5)	(88.0)	(88.2)	(394.6)	(436.5)
- Deferred taxation	124.8	(201.3)	(98.1)	(1,183.6)	15.8	(25.1)	(12.0)	(163.9)
Net profit	**636.4**	1,500.3	**5,931.1**	7,806.3	**65.0**	180.0	**724.2**	1,081.2
Attributable to:								
- Owners of the parent	**545.7**	1,424.3	**5,658.1**	7,026.7	**54.4**	170.7	**690.9**	973.2
- Non-controlling interest	**90.7**	76.0	**273.0**	779.6	**10.6**	9.3	**33.3**	108.0

Safety

The Group's fatal injury frequency rate regressed from 0.08 in the September quarter to 0.09 in the December quarter. Three fatalities occurred during the quarter, two at KDC and one at Beatrix. Two fatalities were tramming related and one was due to a gravity fall of ground.

Cerro Corona has reported zero lost time injuries (LTI's) since September 2011 and Damang once again reported a LTI free quarter. The Group's lost day injury frequency rate for the quarter improved from 4.71 to 4.14 and the days lost frequency rate improved from 260 to 191.

Definitions

Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his or her injury at any time following the injury.

Days Lost takes into account the number of days lost due to injuries recorded.

Financial Review
Quarter ended 31 December 2012 compared with quarter ended 30 September 2012

Revenue

Attributable equivalent gold production for the Group decreased by 7 per cent from 811,000 ounces in the September quarter to 754,000 ounces in the December quarter, mainly due to the illegal industrial action at KDC and Beatrix.

At the South Africa region, production at KDC and Beatrix decreased by 30 per cent from 315,900 ounces (9,826 kilograms) in the September quarter to 219,600 ounces (6,831 kilograms) in the December quarter. This decrease in production was mainly due to the illegal industrial action at KDC and Beatrix. The loss in production amounted to 81,000 ounces (2,519 kilograms) and 29,000 ounces (900 kilograms) respectively. At South Deep, gold production decreased by 12 per cent from 71,300 ounces (2,217 kilograms) to 62,700 ounces (1,950 kilograms) due to anticipated disruptions following the implementation of the new operating model on 21 November.

Attributable gold production at the West African operations increased by 11 per cent from 188,400 ounces to 208,600 ounces, largely due to the resumption of full operations at the heap leach operations at Tarkwa and improved operational performance at Damang. Attributable equivalent gold production at Cerro Corona in Peru, increased by 18 per cent from 81,500 ounces to 96,500 ounces, largely due to increased tonnes milled, higher head grades and increased recoveries. At the Australian operations, gold production increased by 8 per cent from 154,200 ounces to 166,500 ounces, reflecting the increase in higher grade underground ore mined and produced, at both St Ives and Agnew.

At the West Africa region, managed gold production at Tarkwa increased by 11 per cent from 169,400 ounces to 187,800 ounces. At Damang, managed gold production increased by 10 per cent from 39,900 ounces to 44,000 ounces.

At the South America region, total managed gold equivalent production at Cerro Corona increased by 18 per cent from 82,700 equivalent ounces in the September quarter to 97,900 equivalent ounces in the December quarter.

At the Australasia region, St Ives' gold production increased by 5 per cent from 106,600 ounces to 111,600 ounces. At Agnew, gold production increased by 15 per cent from 47,600 ounces to 54,900 ounces.

The average quarterly US dollar gold price achieved by the Group increased by 2 per cent from US$1,655 per ounce in the September quarter to US$1,696 per ounce in the December quarter. The average rand gold price increased by 8 per cent from R439,597 per kilogram to R472,618 per kilogram, while the average Australian dollar gold price increased by 4 per cent from A$1,591 per ounce to A$1,654 per ounce. The average Rand/US dollar exchange rate weakened by 5 per cent from R8.26 in the September quarter to R8.67 in the December quarter. The average Rand/Australian dollar exchange rate weakened by 5 per cent from R8.56 to R9.00. The average Australian/US dollar exchange rate was similar at A$1.00 = US$1.04.

As a result of the above mentioned factors, revenue for the Group increased from R11,395 million to R11,504 million, but decreased in dollar terms from US$1,380 million to US$1,322 million due to the weaker rand.

Operating costs

Net operating costs for the Group increased by 3 per cent from R6,290 million (US$763 million) in the September quarter to R6,457 million (US$745 million) in the December quarter. This increase in net operating costs, together with the decrease in production, resulted in an increase in total cash cost of 9 per cent from R243,143 per kilogram to R263,818 per kilogram. In US dollar terms, total cash cost increased by 3 per cent from US$916 per ounce to US$946 per ounce. Refer to the total cash cost reconciliation on page 39 for more detail.

At the South Africa region, net operating costs at South Deep were similar at R658 million (US$76 million), but total cash cost increased by 14 per cent from R292,377 per kilogram (US$1,101 per ounce) to R333,282 per kilogram (US$1,196 per ounce) mainly due to the lower production. Net operating costs at KDC and Beatrix decreased by 12 per cent from R2,935 million (US$356 million) to R2,590 million (US$296 million). This decrease was mainly due to a reduction in labour costs resulting from the illegal strike (no-work no-pay), lower electricity costs due to two months of higher winter tariffs included in the September quarter and lower stores costs in line with the decrease in production. Total cash cost at KDC and Beatrix increased by 20 per cent from R297,069 per kilogram (US$1,119 per ounce) to R373,093 per kilogram (US$1,338 per ounce).

At the West Africa region, net operating costs increased by 12 per cent from US$155 million (R1,274 million) to US$174 million (R1,498 million). This increase was due to the increased production at Tarkwa and Damang as well as increased power costs. Total cash cost at the West African operations was similar at US$753 per ounce.

At Cerro Corona in South America, net operating costs increased by 22 per cent from US$37 million (R302 million) to US$45 million (R389 million). This was due to an increase in tonnes mined, an increase in the statutory workers participation in profits and gold-in-process charge to costs due to a reduction in concentrate stocks on hand. Total cash cost increased by 1 per cent from US$474 per ounce in the September quarter to US$479 per ounce in the December quarter.

At the Australasia region, net operating costs increased by 12 per cent from A$131 million (R1,122 million) to A$147 million (R1,322 million). This was due to a draw-down of stockpiles at both St Ives and Agnew, and an increase in underground production at St Ives. Total cash cost for the region increased by 2 per cent from A$839 per ounce (US$870 per ounce) to A$858 per ounce (US$892 per ounce) mainly due to the increased costs, partially offset by the increase in production.

Operating margin

Operating profit for the Group decreased by 1 per cent from R5,105 million (US$617 million) in the September quarter to R5,047 million (US$578 million) in the December quarter due to the increase in net operating costs. The Group's operating margin decreased from 45 per cent in the September quarter to 44 per cent in the December quarter.

Amortisation

Amortisation for the Group increased by 1 per cent from R1,591 million (US$193 million) in the September quarter to R1,604 million (US$184 million) in the December quarter. This increase was mainly due to increased production at the international operations, partially offset by lower production at the discontinued operations. In addition, only two months of amortisation and depreciation were included in the December quarter from KDC and Beatrix as these mines were classified as discontinued operations from the December month.

Other

Net interest paid for the Group increased from R83 million (US$10 million) in the September quarter to R112 million (US$13 million) in the December quarter. In the December quarter, interest paid of R194 million (US$22 million) was partially offset by interest received of R43 million (US$5 million) and interest capitalised of R39 million (US$4 million). In the September quarter interest paid was R177 million (US$21 million) partially offset by interest received of R59 million (US$7 million) and interest capitalised of R35 million (US$4 million). The increase in interest paid in the December quarter was due to an increase in borrowings in South Africa during the September quarter.

The loss on share of results of associates after taxation for the Group decreased from R144 million (US$18 million) in the September quarter to R90 million (US$11 million) in the December quarter. The December quarter comprised a profit of R42 million (US$5 million) on the Group's interest in Rand Refinery and a loss of R132 million (US$16 million) relating to the ongoing study and evaluation costs at the Far Southeast project (FSE). The September quarter comprised a profit of R19 million (US$2 million) on the Group's interest in Rand Refinery and a loss of R163 million (US$20 million) relating to the ongoing study and evaluation costs at FSE.

The gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies, as well as exchange gains and losses on inter-company loans. The gain of R12 million (US$2 million) in the December quarter compared with a loss of R66 million (US$8 million) in the September quarter.

The loss on financial instruments of R1 million (US$nil) in the December quarter compared with a gain of R7 million (US$1 million) in the September quarter. The results in both quarters were mainly due to mark to market movements on Australia's diesel hedge contracted during the September quarter.

Share-based payments for the Group decreased from R169 million (US$21 million) in the September quarter to R130 million (US$15 million) in the December quarter. The decrease in the December quarter was due to year-end forfeiture adjustments.

Other costs for the Group decreased from R132 million (US$16 million) in the September quarter to R82 million (US$10 million) in the December quarter, mainly due to a reversal of legislative rates and taxes (Stool tax) on exploration properties in Ghana of R35 million (US$4 million).

Exploration

All exploration expenditure related to continuing operations and increased from R249 million (US$30 million) in the September quarter to R322 million (US$38 million) in the December quarter due to the timing of expenditure. Refer to the Growth and international projects section on page 18 for more detail on exploration activities.

Feasibility and evaluation costs

All feasibility and evaluation costs related to continuing operations. These costs, which include Corporate development and strategic project costs and general office costs in the various countries the Group operates in, increased from R60 million (US$7 million) in the September quarter to R106 million (US$12 million) in the December quarter, due to costs incurred at Yanfolila. Refer to the Growth and international projects section on page 18 for more detail.

Non-recurring items

Non-recurring expenses for the Group of R1,023 million (US$125 million) in the December quarter compared with non-recurring income of R94 million (US$12 million) in the September quarter. The non-recurring expenses in the December quarter included: exploration and heap leach impairments at St Ives of R235 million (US$27 million) and R240 million (US$28 million) respectively, exploration impairments at Agnew of R199 million (US$23 million), an impairment of heavy mining equipment at Tarkwa of R37 million (US$4 million), the collective agreement buy-out at South Deep of R197 million (US$23 million) and restructuring costs of R138 million (US$16 million) related to business process re-engineering costs incurred across all the operations.

As a result of the strategic portfolio relating to the exploration assets and programmes at St Ives and Agnew, active and significant additional exploration is no longer planned in many areas of interest at these operations. Accordingly, capitalised exploration costs in these areas no longer meet the requirements for capitalisation and a subsequent write-off of exploration assets was done during the quarter. At St Ives the stoppage of the marginal heap leach operation in order to improve overall profitability of the operation led to the impairment of the heap leach pad and associated redundant heap leach assets.

The non-recurring income in the September quarter included: a profit on the disposal of the Group's interest in GoldQuest Mining Corporation and Atacama Pacific Gold Corporation which amounted to R239 million (US$30 million), partially offset by a loss of R13 million (US$2 million) on the sale of the Group's interest in Evolution Mining Limited, which resulted in a net profit of R226 million (US$28 million). This was further offset by restructuring costs of R80 million (US$10 million) which related to business process re-engineering costs incurred across all the operations and R33 million (US$4 million) incurred at KDC principally on Proto teams to combat the fire at Ya Rona shaft.

Royalties

Government royalties for the Group increased from R278 million (US$34 million) in the September quarter to R309 million (US$35 million) in the December quarter. This increase was mainly at the international operations due to the higher revenue received on which royalties are calculated.

Taxation

Taxation for the Group decreased from R933 million (US$113 million) in the September quarter to R645 million (US$72 million) in the December quarter in line with the lower profit before taxation.

Earnings

Net earnings from the Group attributable to owners of the parent amounted to R546 million (US$54 million) or 75 SA cents per share (US$0.07 per share) in the December quarter, compared with R1,424 million (US$171 million) or 195 SA cents per share (US$0.24 per share) in the September quarter.

Headline earnings from the Group i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R956 million (US$105 million) or 131 SA cents per share (US$0.15 per share) in the December quarter, compared with R1,200 million (US$143 million) or 165 SA cents per share (US$0.19 per share) in the September quarter.

Normalised earnings amounted to R1,368 million (US$154 million) or 187 SA cents per share (US$0.21 per share) in the December quarter, compared with R1,477 million (US$177 million) or 202 SA cents per share (US$0.25 per share) in the September quarter.

Cash flow

Cash inflow from operating activities increased from R1,449 million (US$172 million) in the September quarter to R3,422 million (US$395 million) in the December quarter. The increase in cash inflow in the December quarter was mainly due to a positive movement in working capital of R1,131 million (US$143 million) and a decrease in tax payments of R171 million (US$25 million) quarter on quarter. The positive change in working capital was due to a decrease in receivables at the Ghanaian operations.

Cash flows from operating activities generated by discontinued operations increased from R348 million (US$41 million) to R622 million (US$66 million) this was mainly due to lower profits and lower taxes paid.

Dividends of R44 million (US$5 million) were paid to non-controlling interest holders at Tarkwa in the December quarter. The September quarter included the interim dividend of R1,169 million (US$143 million) paid to owners of the parent and R27 million (US$3 million) paid to non-controlling interest holders at Tarkwa and La Cima (Cerro Corona).

Cash outflow from investing activities increased from R3,196 million (US$387 million) in the September quarter to R3,658 million (US$423 million) in the December quarter. The main reason for this increase was the receipt of R514 million (US$64 million) on the disposal of the Group's investment in GoldQuest Mining Corporation, Atacama Pacific Corporation and Evolution Mining Limited in the September quarter. Capital expenditure increased from R2,779 million (US$338 million) in the September quarter to R2,893 million (US$336 million) in the December quarter.

In the South Africa region at South Deep, capital expenditure increased from R624 million in the September quarter to R654 million in the December quarter. The majority of this expenditure was on infrastructure and development costs required in the build-up to full production.

At the West Africa region, capital expenditure increased from US$101 million in the September quarter to US$110 million in the December quarter. Tarkwa increased from US$71 million to US$82 million due to the acquisition of additional mining fleet, increased stripping to improve flexibility and expenditure on water treatment facilities for the heap leach operations. Capital expenditure at Damang decreased from US$30 million to US$28 million.

In South America, at Cerro Corona, capital expenditure increased from US$25 million in the September quarter to US$31 million in the December quarter. The majority of this expenditure was incurred on the tailings storage facility.

At the Australasia region, capital expenditure decreased from A$113 million in the September quarter to A$93 million in the December quarter. At St Ives, capital expenditure decreased from A$99 million to A$79 million, with decreased expenditure on equipping and mine development at Hamlet and Cave Rocks underground mines as well as the completion of the new tailings dam during the September quarter. Capital expenditure in the December quarter on the transition to owner mining amounted to A$24 million, bringing the total expenditure to date on the project to A$54 million, with a forecast of A$92 million to finalise the project by 2014. At Agnew, capital expenditure decreased from A$15 million to A$13 million. The expenditure at Agnew was mostly on exploration and the development of Kim underground mine.

Cash utilised in discontinued operations from investing activities decreased from R854 million (US$104 million) to R757 million (US$87 million) mainly due to lower capital expenditure. At KDC, capital expenditure decreased from R671 million (US$81 million) in the September quarter to R590 million (US$68 million) in the December quarter. The majority of this expenditure was on ORD (R319 million/US$39 million) with the remainder on projects related to the social and labour plan. Capital expenditure at Beatrix decreased from R176 million (US$21 million) to R165 million (US$19 million) with the majority of this expenditure on ORD (R124 million/US$15 million) and infrastructure upgrades.

Net cash inflow from financing activities increased from R284 million (US$34 million) in the September quarter to R1,672 million (US$195 million) in the December quarter and comprised net external loans received and loans received from non-controlling interest holders. The net inflow from external loans received and loans repaid increased from R187 million (US$22 million) in the September quarter to R1,615 million (US$188 million) in the December quarter mainly due to additional borrowings by the South African operations. Loans received from non-controlling interest holders decreased from R95 million (US$11 million) in the September quarter to R55 million (US$6 million) in the December quarter and related to our joint venture partner's contribution of 49 per cent of the capital expenditure on the Chucapaca project. The balance of R2 million relates to the issue of shares.

Cash inflow from financing activities generated by discontinued operations decreased from R1,780 million (US$215 million) to R1,465 million (US$171 million), mainly due to a decrease in borrowings by the South African operations.

The net cash inflow for the Group of R1,392 million (US$162 million) in the December quarter compared with a net cash outflow of R2,659 million (US$327 million) in the September quarter. After accounting for a positive translation adjustment of R141 million (US$nil) on offshore cash balances, the cash inflow for the December quarter was R1,534 million (US$162 million). The cash balance increased from R4,085 million (US$494 million) at the end of September to R5,619 million (US$656 million) at the end of December.

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration expenses) plus capital expenditure, which includes near-mine exploration and growth capital. NCE is reported on a per kilogram and per ounce basis – refer to the detailed table on page 40 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, interest, greenfields exploration, feasibility and evaluation costs and dividends.

The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE, which includes capitalised project costs increased from R384,627 per kilogram (US$1,448 per ounce) in the September quarter to R411,381 per kilogram (US$1,476 per ounce) in the December quarter. This increase was as a result of the higher capital expenditure together with the decrease in production. The NCE margin for the Group was similar at 13 per cent.

NCE for Group operations, which excludes capitalised project costs, increased from R380,229 per kilogram (US$1,432 per ounce) in the September quarter to R405,022 per kilogram (US$1,453 per ounce) in the December quarter due to lower production partially offset by lower costs and capital expenditure. The NCE margin from existing operations was similar at 14 per cent.

The Group NCE for capital projects increased from R4,062 per kilogram (US$15 per ounce) in the September quarter to R5,678 per kilogram (US$20 per ounce) in the December quarter. Actual expenditure for the December quarter at Chucapaca (51 per cent), the Damang Super-pit and APP amounted to R57 million (US$7 million), R26 million (US$3 million) and R15 million (US$2 million) respectively.

In the South Africa region, NCE per kilogram increased from R420,335 per kilogram (US$1,583 per ounce) to R530,407 per kilogram (US$1,903 per ounce) due to the decrease in production, partially offset by the lower costs and capital expenditure. The NCE margin decreased from 4 per cent to a negative 11 per cent due to the higher NCE partially offset by the higher gold price. NCE excluding the funding of South Deep increased from R384,877 per kilogram (US$1,449 per ounce) to R489,709 per kilogram (US$1,757 per ounce). The NCE margin excluding South Deep decreased from 12 per cent to a negative 2 per cent.

At the West Africa region, NCE per ounce decreased from US$1,234 per ounce in the September quarter to US$1,200 per ounce in the December quarter due to the higher production partially offset by the higher costs and capital expenditure. The NCE margin increased from 25 per cent to 30 per cent in the December quarter due to the lower NCE and the higher gold price received.

At the South America region, NCE per ounce decreased from US$829 per ounce in the September quarter to US$798 per ounce in the December quarter due to the increase in production partially offset by the increase in operating costs and capital expenditure. The NCE margin at Cerro Corona, however, decreased from 52 per cent to 49 per cent due to the lower gold price received partially offset by the lower NCE in the December quarter.

At the Australasia region, NCE per ounce decreased from A$1,586 per ounce (US$1,644 per ounce) in the September quarter to A$1,375 per ounce (US$1,427 per ounce) in the December quarter due to an increase in production and lower capital expenditure partially offset by the increase in costs. The NCE margin increased from less than 1 per cent in the September quarter to 17 per cent in the December quarter due to the lower NCE and higher gold price received.

Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) for continuing operations increased from R9,460 million (US$1,164 million) at the end of December 2011 to R10,820 million (US$1,263 million) at the end of December 2012.

Net debt for discontinued operations of R3,797 million (US$443 million) at the end of December 2012 compared with net cash of R363 million (US$45 million) at the end of December 2011.

Operational review

Cost and revenue optimisation initiatives through Business Process Re-engineering (BPR)

The BPR process, which commenced during the second half of 2010, continues to review all operational production processes and associated cost structures from the stope to the mill. New business blueprints and appropriate organisational structures were implemented to support sustainable gold output at an NCE margin of 20 per cent in the short-to-medium term and 25 per cent in the long-term from our existing operations.

South Africa region

BPR initiatives are planned to deliver savings of approximately R500 million over the next two years. BPR savings realised during the December quarter were largely distorted by the fire at KDC West's Ya Rona shaft and the illegal industrial action.

Initiatives for improving quality mining and increasing productivity are ongoing and include safety initiatives to improve compliance and behaviour, together with a focus on face length optimisation and labour planning to provide the correct skills mix. It also includes a focus on quality blasts to improve blasting frequency i.e. full panel blasting, full face advance and a product size which is optimal in achieving a good milling result. Initiatives also include leadership training to ensure people skills are developed and optimised, and a drive for compliance to procedures and processes.

The mechanisation of development ends at the long-life shafts of KDC and Beatrix is aimed at improving safety and productivity, reducing development costs and increasing ore reserve flexibility through higher development advance rates. At the end of the December quarter 96 per cent of the flat-end development metres advanced at the long-life shafts have been mechanised. The drill rigs operating on the long-life shafts at Beatrix and KDC achieved an average rate of 25 metres per rig per month in the December quarter. This is lower than the 34 metres achieved in the September quarter due to the illegal industrial action.

Progress against the Mine Health and Safety Council (MHSC) milestone, that no machine or piece of equipment such as pneumatic development rock drills, pneumatic stope rock drills, hydropower rock drills and drill rigs, fans and winches may generate a sound pressure level in excess of 110dB (A) after December 2013, is ongoing. The number of measurements expressed as a percentage of noise measurements of machinery and equipment emitting noise in excess of 110dB (A) increased from 0.9 per cent in the September quarter to 1.2 per cent in the December quarter. Silencing of equipment is ongoing, with continued focus on defective silencers on machines. A further measure to identify personal exposure to sound pressure levels above 85dB (A) has been introduced and the percentage of employees exposed above this level reduced from 64.6 per cent in the September quarter to 46.9 per cent in the December quarter. This figure was most probably distorted due to the strikes as not all employees were sampled, as scheduled, during the quarter. This measurement is without ear protection, which is currently provided and almost exclusively used, subject only to those areas of non-compliance. Studies indicate that with the proper use of currently available ear protection devices no employee will be subject to a sound pressure level in excess of 85dB (A). A project to measure exposure whilst using hearing protective devices to provide further verification commenced in September. Not enough readings have been taken to reach a definite conclusion.

The Group continues to pursue best practice in the area of dust control in accordance with the MHSC. In order to improve upon dust exposure targets, the Group is targeting the following core initiatives:

- Building health rooms at the training centres to coach employees on potential exposures and wearing of respiratory personal protective equipment – 80 per cent completed;
- Using foggers, a water mist spray system, to trap dust particles liberated in haulages and tipping points to prevent dust from entering the main air stream;
- Installing dual stage tip filter units, where the filters are equipped with an additional layer of filtration material to improve the efficiency of old technology filter bags in order to increase dust filtration;
- Managing the opening and closing of ore transfer chutes between levels so that they remain closed when not in use to reduce airborne dust entering the work place;
- Treating footwalls in haulages with binding chemicals sprayed from a specially designed car pulled by a loco to prevent dust from being liberated into intake airways; and
- Analysing individual filters to assist in determining exposure levels.

South Deep

On 2 October 2012 South Deep signed formal agreements with the National Union of Mine Workers (NUM) and the United Association of South Africa (UASA) on the terms of a new operating model at South Deep. The new 2x12 hour shifts with rotation on a 4x4 cycle was implemented on 21 November 2012. Phase one of the new bonus system designed to more appropriately reward employees who achieve production targets was implemented and the first bonus on the new system was paid out on 15 December 2012. This bonus system is expected to improve alignment with the business.

Competitive grading of jobs to align with the nature of the work performed has been completed. All new employees are engaged on the new grades.

Planning to selectively outsource equipment maintenance started during the December quarter and will continue into

2013. Although the new operating model has not yet delivered benefits, largely due to training of employees and the anticipated disruptions caused by the change in working arrangements, it is expected to be bedded down by the end of March 2013.

West Africa region

Tarkwa

BPR initiatives are ongoing. The major BPR projects for 2012 included:

- Integration of the secondary crusher at the CIL plant. This is expected to achieve a 5 per cent improvement in the milling rate from 950,000 tonnes to 1 million tonnes per month. An average monthly milling rate of 995,000 tonnes was achieved in the December quarter;
- Waste strip acceleration is planned to be achieved through the implementation of a larger sized load and haul fleet. The improved flexibility is also designed to ensure a continuous ore supply to the plant. Commissioning of the larger sized load and haul fleet was completed in the December quarter. This project has the potential to increase the annual mining volume by as much as 10 per cent; and
- The construction and commissioning of in-pit satellite fuel depots. The benefits include shorter haul distances for re-fueling, fuel consumption cost savings and improved productivity which are expected to deliver approximately US$30 million in cost savings over the life of mine. Two in-pit satellite fuel depots were commissioned in January 2013.

Damang

BPR initiatives are ongoing. The major BPR projects for 2012 included:

- Continued savings from owner mining and maintenance initiatives implemented in early 2011; and
- Optimisation of the plant circuit to achieve the maximum recovery rate under current blend conditions. The intensive leach reactor to maximise gravity gold recovery was completed and commissioned in the December quarter. The pre-leach thickener project to control the circuit water balance is progressing well and will be commissioned in the March 2013 quarter. Other plant circuit optimisation projects have been planned for 2013.

Since the conversion to owner mining in the March 2011 quarter Damang has managed to claw back US$53 million of the once-off cost of US$55 million through the reduction in the mining cost rate. The contractor cost of US$4.35 per tonne in 2011 was reduced to US$3.45 per tonne in 2012 before accounting for the effect of inflation. As a result, based on tonnages for the year, benefits of US$35 million have been achieved in 2012.

Australasia region

St Ives

BPR initiatives are ongoing. BPR initiatives undertaken in the December 2012 quarter included:

- The underground mining alignment project focused on Athena and Hamlet this quarter, with the objective of delivering targeted production levels from the four underground mines. This project was instrumental in Athena and Hamlet delivering record production levels in the December 2012 month;

- The reporting and mining equipment management system (Pitram) was successfully rolled out during the December quarter. Pitram physicals reporting will replace the current MRM reporting system by the end of the March 2013 quarter. The Pitram fleet management system for open pits and underground operations was successfully implemented in December 2012. Live data is being collected from mobile equipment operators to be used to improve equipment performance and mining productivity; and
- The underground production drilling improvement project continued during the quarter. The project objective is to improve drill rig performance and decrease stope dilution through improved drilling accuracy. To date, the metres drilled per rig has increased by 10 per cent.

Agnew

BPR initiatives are ongoing. BPR initiatives undertaken in the December 2012 quarter included:

- A drill and blast planning manual to ensure consistency and standardisation of drilling practices was completed. The automation of drill rigs is at a point where single holes can be drilled to improve drilling efficiency and production capacity. An emulsion trial for underground blasting was undertaken during the December quarter. The initial firing using emulsion was taken on 8 January 2013;
- An optimisation review of mining equipment requirements resulted in a reduction in owner and contractor mining fleet and their crews. As a result of poor utilisation and a move to mining Kim only, some units of equipment were demobilised. Equipment requirements based on forecast utilisation of available equipment are currently under review, all indication show that even less equipment is expected to be required to meet targets; and
- Paste fill optimisation project. Two cement pods from St Ives were installed during the December 2012 quarter, increasing cement storage capacity by sixty tonnes. A second paste delivery hole of 240 metres to the underground workings was also completed. As a result of the improvements made to the process to date, there were no major paste incidents or stoppages. Improvement activities are continuing to eliminate bottlenecks in the process.

In addition, Agnew embarked on a comprehensive restructuring programme which resulted in:

- A reduction in employees and contractors from 570 to 330 with the potential to reduce further;
- The commencement of a coaching and leadership programme, which is ongoing;
- Site reporting has been consolidated and restructured;
- Safety systems and communications to align the workforce with objectives have been reviewed and restructured; and
- A focus on one high grade ore body rather than several lower grade ore bodies, giving a focused approach.

South Africa region

KDC

		Dec 2012	Sept 2012
Gold produced	- 000'oz	167.3	238.3
	- kg	5,204	7,411
Yield - underground	- g/t	6.1	7.2
- combined	- g/t	3.0	3.4
Total cash cost	- R/kg	372,925	297,085
	- US$/oz	1,338	1,119
Notional cash expenditure	- R/kg	492,218	390,163
	- US$/oz	1,766	1,469
NCE margin	- %	(3)	10

Gold production decreased by 30 per cent from 238,300 ounces (7,411 kilograms) in the September quarter to 167,300 ounces (5,204 kilograms) in the December quarter. This decrease was as a result of the illegal industrial action at KDC East from 30 August to 5 September 2012 (accounted for in the previous quarter) and again from the 13 October to 5 November as well as illegal strike action at KDC West from 10 September to 21 October 2012, as no production occurred during these periods – approximately 81, 000 ounces (2,519 kilograms) of production was lost in the December quarter as a result of the illegal industrial action. The resumption of production at Ya Rona shaft post the fire was also directly delayed by the industrial action. Total production losses in 2012 due to the industrial action amounted to 116,000 ounces (3,610 kilograms) and 30,000 ounces (933 kilograms) were lost due to the fire.

Underground tonnes milled decreased by 16 per cent from 0.88 million tonnes in the September quarter to 0.74 million tonnes in the December quarter. The underground yield decreased by 15 per cent from 7.2 grams per tonne to 6.1 grams per tonne quarter on quarter as a result of an increase in low grade clean-up during the illegal strike. Surface tonnes milled decreased by 21 per cent from 1.28 million tonnes to 1.01 million tonnes and the surface yield decreased by 13 per cent from 0.8 grams per tonne to 0.7 grams per tonne.

Main development decreased by 49 per cent from 9,470 metres to 4,854 metres as a result of the strike and on-reef development decreased by 55 per cent from 1,724 metres to 769 metres. The average development value decreased by 4 per cent from 1,723 centimetre grams per tonne to 1,649 centimetre grams per tonne.

Operating costs decreased by 11 per cent from R2,221 million (US$270 million) to R1,972 million (US$226 million). This decrease was mainly due to a reduction in labour costs resulting from the illegal strike (no-work, no-pay), lower electricity costs due to two months of higher winter tariffs included in the September quarter and lower stores costs in line with the decrease in production. Following an agreement to end the illegal strike, a salary increase of approximately 2 per cent and other improved benefits were granted to the lower and middle category workers, who comprise around 95 per cent of the workforce. This increase was in line with commitments made in the 2011 wage agreement. Total cash cost for the quarter increased from R297,085 per kilogram (US$1,119 per ounce) in the September quarter to R372,925 per kilogram (US$1,338 per ounce) in the December quarter, mainly due to the decrease in production partially offset by the lower operating costs.

Operating profit decreased from R1,009 million (US$121 million) in the September quarter to R526 million (US$55

million) in the December quarter due to the decrease in production.

Capital expenditure decreased from R671 million (US$81 million) to R590 million (US$68 million) mainly due to lower ore reserve development partially offset by increased expenditure on projects related to the social and labour plan.

Notional cash expenditure increased from R390,163 per kilogram (US$1,469 per ounce) in the September quarter to R492,218 per kilogram (US$1,766 per ounce) in the December quarter as a result of the lower production, partially offset by lower costs and capital expenditure. The NCE margin decreased from 10 per cent to a negative 3 per cent due to the higher NCE, partially offset by the higher gold price.

Beatrix

		Dec 2012	Sept 2012
Gold produced	- 000'oz	52.3	77.6
	- kg	1,627	2,415
Yield - underground	- g/t	3.6	4.2
- combined	- g/t	2.7	2.7
Total cash cost	- R/kg	373,632	297,019
	- US$/oz	1,340	1,118
Notional cash expenditure	- R/kg	481,684	368,654
	- US$/oz	1,728	1,388
NCE margin	- %	(1)	16

Gold production decreased by 33 per cent from 77,600 ounces (2,415 kilograms) in the September quarter to 52,300 ounces (1,627 kilograms) in the December quarter. This was mainly due to illegal strike action from 21 September 2012 to 18 October 2012 as well as a decrease of 14 per cent in underground mining yields from 4.2 grams per tonne to 3.6 grams per tonne as a result of lower grade areas currently being mined at the North and West sections. As a result of the strike production losses of approximately 29,000 ounces (900 kilograms) were incurred during the December quarter. Production was not affected by the strike in the September quarter.

Underground tonnes milled decreased by 21 per cent from 551,000 tonnes to 436,000 tonnes and surface tonnes milled decreased from 328,000 tonnes to 171,000 tonnes. Surface yield was unchanged at 0.3 grams per tonne quarter on quarter.

Main development decreased by 22 per cent from 4,985 metres in the September quarter to 3,864 metres in the December quarter and on-reef development decreased by 14 per cent from 994 metres to 857 metres. These decreases were as a result of the illegal strike, safety related stoppages and the implementation of the new locomotive guard communication system at the North section. The weighted average value of the on-reef development increased by 7 per cent from 998 centimetre grams per tonne to 1,067 centimetre grams per tonne as a consequence of the grade variability of the areas being developed.

Operating costs decreased from R715 million (US$87 million) to R619 million (US$71 million). This was mainly due to labour cost savings resulting from the illegal strike (no work, no pay) and lower electricity costs due to two months of higher winter tariffs included in the September quarter. Total cash cost increased from R297,019 per kilogram (US$1,118 per ounce) to R373,632 per kilogram (US$1,340 per ounce) due to the lower production partially offset by the lower operating costs.

Operating profit decreased from R341 million (US$41 million) in the September quarter to R159 million (US$17 million) in the December quarter due to the lower gold production.

Capital expenditure decreased from R176 million (US$21 million) to R165 million (US$19 million). The majority of the capital expenditure was on infrastructure upgrades and ore reserve development.

Notional cash expenditure increased from R368,654 per kilogram (US$1,388 per ounce) to R481,684 per kilogram (US$1,728 per ounce) due to the lower gold production partially offset by the lower operating costs and capital expenditure. The NCE margin decreased from 16 per cent to a negative 1 per cent due to the higher NCE, partially offset by the higher gold price.

South Deep project

		Dec 2012	Sept 2012
Gold produced	- 000'oz	62.7	71.3
	- kg	1,950	2,217
Yield - underground	- g/t	5.0	5.5
- combined	- g/t	3.6	3.8
Total cash cost	- R/kg	333,282	292,377
	- US$/oz	1,196	1,101
Notional cash expenditure	- R/kg	672,974	577,492
	- US$/oz	2,414	2,175
NCE margin	- %	(40)	(33)

Gold production decreased by 12 per cent from 71,300 ounces (2,217 kilograms) in the September quarter to 62,700 ounces (1,950 kilograms) in the December quarter due to a decrease in underground reef delivered to the mill at slightly lower grades. The December quarter was negatively impacted by the implementation of the new operating model as the workforce adapts to the new "24/7" arrangement.

Total tonnes milled, which included 147,000 tonnes of off-reef development, decreased by 9 per cent from 590,000 tonnes to 538,000 tonnes. Underground reef yield decreased by 9 per cent from 5.5 grams per tonne to 5.0 grams per tonne, as not all the high grade ore mined was delivered to the mill before quarter-end.

Development decreased by 8 per cent from 3,647 metres in the September quarter to 3,341 metres in the December quarter. The new mine capital development in phase 1, sub 95 level was similar at 1,041 metres and vertical development increased by 112 per cent from 108 metres to 229 metres. Development in the current mine areas above 95 level decreased by 17 per cent from 2,497 metres to 2,071 metres. De-stress mining decreased by 6 per cent from 12,213 square metres in the September quarter to 11,481 square metres in the December quarter. The decrease in development and de-stress was mainly due to disruptions following the changeover to the 4x4 cycle.

Operating costs increased marginally from R656 million (US$80 million) in the September quarter to R658 million (US$76 million) in the December quarter. Total cash cost increased from R292,377 per kilogram (US$1,101 per ounce) to R333,282 per kilogram (US$1,196 per ounce) due to the decrease in gold production.

Operating profit decreased from R309 million (US$37 million) in the September quarter to R281 million (US$32 million) in the December quarter as a result of the lower revenue.

Capital expenditure increased from R624 million (US$76 million) to R654 million (US$75 million). The majority of the expenditure was spent on development, the ventilation shaft deepening and infrastructure, the metallurgical plant expansion, trackless equipment and the full tailings backfill plant.

Notional cash expenditure increased from R577,492 per kilogram (US$2,175 per ounce) in the September quarter to R672,974 per kilogram (US$2,414 per ounce) in the December quarter as a result of the decrease in production and increase in capital expenditure. The NCE margin regressed from a negative 33 per cent to a negative 40 per cent as a result of a higher NCE, partially offset by the higher gold price received.

Capital infrastructure programmes continue to meet key delivery dates in support of the build–up to a run rate of 700,000 ounces per annum by the end of 2015. The ventilation shaft deepening project hoisted the first rock in mid-October and the shaft, the new headgear and surface conveyors were commissioned by the end of December, as planned. The rock winder is undergoing modifications and is expected to run at full speed by the end of 2013, hoisting the nameplate capacity of 195,000 tonnes per month. This, together with the existing Main shaft capacity of 175,000 tonnes per month will sustain the full production of 330,000 tonnes per month. This hoisting capacity will be available two years ahead of full production. During this production build-up period the underground infrastructure of truck tips and ore passes, crushers, conveyors and the shaft silos will be constructed and commissioned in phases. The gold plant expansion from 220,000 tonnes per month to 330,000 tonnes per month was commissioned a month ahead of schedule in November, three years ahead of the full production processing requirement.

Guidance
The estimate for calendar 2013 is as follows:
- Gold produced – between 305,000 ounces and 320,000 ounces (between 9,500 kilograms and 10,000 kilograms)
- Total cash cost* at R317,000 per kilogram (US$1,100 per ounce)
- Notional cash expenditure* at R520,000 per kilogram (US$1,800 per ounce).
* Based on an exchange rate of US$1 = R9.00.

West Africa region

Ghana

Tarkwa

		Dec 2012	Sept 2012
Gold produced	- 000'oz	187.8	169.4
Yield - heap leach	- g/t	0.5	0.6
- CIL plant	- g/t	1.5	1.4
- combined	- g/t	1.0	1.0
Total cash cost	- US$/oz	721	705
Notional cash expenditure	- US$/oz	1,118	1,122
NCE margin	- %	35	32

Gold production increased by 11 per cent from 169,400 ounces in the September quarter to 187,800 ounces in the December quarter due to the resumption of full operations at the heap leach facilities. To comply with the requirements of the Environmental Protection Agency (EPA) the North heap leach facility water treatment plant has been successfully commissioned and the South heap leach facility is expected to be operational during the March 2013 quarter.

Total tonnes mined, including capital stripping, decreased marginally from 35.9 million tonnes in the September quarter to 35.6 million tonnes in the December quarter. Ore mined decreased by 4 per cent from 5.2 million tonnes to 5.0 million tonnes. Mined grade was similar at 1.29 grams per tonne. The strip ratio increased by 5 per cent from 5.9 to 6.2.

The CIL plant throughput increased marginally from 2.97 million tonnes in the September quarter to 2.98 million tonnes in the December quarter due to improved mill availability and overall utilisation. Yield improved by 7 per cent from 1.36 grams per tonne to 1.46 grams per tonne due to a draw-down of high grade inventory. The CIL plant produced 140,300 ounces in the December quarter compared with 130,300 ounces in the September quarter.

Total feed to the North and South heap leach sections increased by 30 per cent from 2.19 million tonnes to 2.85 million tonnes. Tonnes processed increased in the December quarter after the lifting of the temporary suspension of operations imposed by the EPA in the September quarter. Yield decreased from 0.56 grams per tonne in the September quarter to 0.52 grams per tonne in the December quarter due to a decline in the head grade from the low grade stockpiles used to feed the South heap leach. The heap leach operations produced 47,500 ounces compared with 39,100 ounces in the September quarter due to the higher tonnes processed, partially offset by the lower grades.

Net operating costs, including gold-in-process movements, increased from US$117 million (R961 million) in the September quarter to US$133 million (R1,144 million) in the December quarter due to the increase in production, an increase in power costs and a draw-down of inventory compared with an inventory build-up in the September quarter. Total cash cost increased from US$705 per ounce in the September quarter to US$721 per ounce in the December quarter due to the increase in costs partially offset by the increase in ounces sold.

Operating profit increased from US$164 million (R1,357 million) in the September quarter to US$190 million (R1,642 million) in the December quarter as a result of the increased revenue, partially offset by the higher costs.

Capital expenditure increased from US$71 million (R582 million) in the September quarter to US$82 million (R698 million) in the December quarter, with expenditure on pre-stripping, additional mining fleet and the water treatment plants being the major items.

Notional cash expenditure decreased from US$1,122 per ounce in the September quarter to US$1,118 per ounce in the December quarter due to the increase in production, partially offset by the increase in operating costs and capital expenditure. The NCE margin increased from 32 per cent to 35 per cent due to the lower NCE and higher gold price received.

Guidance
The estimate for calendar 2013 is as follows:
- Gold produced – between 640,000 ounces and 650,000 ounces
- Total cash cost at US$785 per ounce
- Notional cash expenditure at US$1,190 per ounce.

Damang

		Dec 2012	Sept 2012
Gold produced	- 000'oz	44.0	39.9
Yield	- g/t	1.2	1.1
Total cash cost	- US$/oz	889	964
Notional cash expenditure	- US$/oz	1,550	1,709
NCE margin	- %	10	(4)

Gold production increased by 10 per cent from 39,900 ounces in the September quarter to 44,000 ounces in the December quarter due to an improved operational performance at the process plant, which resulted in an increase in throughput and yield.

Total tonnes mined, including capital stripping, decreased from 8.5 million tonnes in the September quarter to 6.3 million tonnes in the December quarter. Ore mined decreased from 0.95 million tonnes to 0.75 million tonnes. Safety concerns in the southern interface between the Juno and Damang pit cutback (DPCB) together with deteriorating conditions on the East wall of the DPCB remain a constraint to mining volumes. In addition, the volume of free dig material available in the Huni pit has reduced, requiring more drilling and blasting before mining. The strip ratio decreased from 7.9 to 7.4.

Tonnes processed increased from 1.09 million tonnes in the September quarter to 1.17 million tonnes in the December quarter. The plant is still processing below its capacity of 5 million tonnes per annum and will only increase its run rate once maintenance and upgrades to increase the mill feed size and crushing rate, aimed at eliminating constraints, are fully commissioned. These improvements are expected to be completed by the end of the September 2013. As a result, the milling rate was restricted to 4.4 million tonnes per annum to ensure plant reliability. Once fully commissioned it is expected that the plant will maintain a throughput rate of approximately 4.9 million tonnes per annum.

Net operating costs, including gold-in-process movements increased from US$38 million (R313 million) in the September quarter to US$41 million (R354 million) in the December quarter due to higher power costs and a draw-down of inventory compared with an inventory build-up in the September quarter. Total cash cost decreased from US$964 per ounce to US$889 per ounce as a result of the higher production.

Operating profit increased from US$28 million (R231million) in the September quarter to US$35 million (R298 million) in the December quarter due to increased revenue.

Capital expenditure decreased from US$30 million (R248 million) to US$28 million (R244 million) with the majority of expenditure on pre-stripping and various process plant upgrade projects.

Notional cash expenditure decreased from US$1,709 per ounce in the September quarter to US$1,550 per ounce in the December quarter due to the higher production. The NCE margin improved from a negative 4 per cent to a positive 10 per cent due to the lower NCE and higher gold price received.

The plant circuit is being optimised to achieve the maximum recovery rate under current blend conditions. The intensive leach reactor to maximise gravity gold recovery was completed and commissioned in the December quarter. The pre-leach thickener project to control the circuit water balance is progressing well and is planned to be commissioned in the

March 2013 quarter. Various other plant circuit optimisation projects have been planned for 2013.

Guidance
The estimate for calendar 2013 is as follows:
- Gold produced – between 165,000 ounces and 180,000 ounces
- Total cash cost at US$1,010 per ounce
- Notional cash expenditure at US$1,650 per ounce.

South America region

Peru

Cerro Corona

		Dec 2012	Sept 2012
Gold produced	- 000'oz	52.0	41.3
Copper produced	- tonnes	9,995	8,868
Total equivalent gold produced	- 000' eqoz	97.9	82.7
Total equivalent gold sold	- 000' eqoz	102.0	82.7
Yield - gold	- g/t	1.1	0.8
- copper	- %	0.7	0.6
- combined	- g/t	1.9	1.6
Total cash cost	- US$/eqoz	479	474
Notional cash expenditure	- US$/eqoz	798	829
NCE margin	- %	49	52
Gold price *	- US$/oz	1,727	1,636
Copper price *	- US$/t	7,927	7,648

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold produced increased by 26 per cent from 41,300 ounces in the September quarter to 52,000 ounces in the December quarter. Copper production increased by 13 per cent from 8,868 tonnes to 9,995 tonnes. Equivalent gold produced increased by 18 per cent from 82,700 ounces in the September quarter to 97,900 ounces in the December quarter due to an increase in tonnes milled, higher copper and gold head grades treated, and an increase in gold and copper recoveries during the December quarter. Gold recoveries increased from 67.9 per cent to 72.3 per cent and copper recoveries increased from 86.1 per cent to 88.4 per cent.

Concentrate with a payable content of 10,339 tonnes of Copper as sold at an average price of US$7,213 per tonne and 54,106 ounces of gold, net of treatment and refining charges was sold at US$1,709 per ounce. Total equivalent gold sales amounted to 102,000 ounces for the December quarter, as compared with 82,700 in the September quarter.

Tonnes mined decreased by 46 per cent from 4.37 million tonnes in the September quarter to 2.36 million tonnes in the December quarter in line with the mine plan. Ore mined decreased by 23 per cent from 2.19 million tonnes to 1.69 million tonnes. Gold head grade increased from 1.26 grams per tonne to a record 1.46 grams per tonne and copper head grade increased from 0.68 per cent to 0.74 per cent, due to the current strategy of high grading and stockpiling lower grade ore.

Ore processed increased by 2 per cent from 1.57 million tonnes to 1.60 million tonnes. Gold yield increased from 0.8 grams per tonne in the September quarter to 1.1 grams per tonne in the December quarter and copper yield increased from 0.6 per cent to 0.7 per cent, resulting from both higher head grades and record recoveries.

Operating costs, including gold-in-process movements, increased from US$37 million (R302 million) in the September quarter to US$45 million (R389 million) in the December quarter. This was mainly due to an increase in deferred stripping charges, an increase in workers participation of profits due to an increase in profits realised, and a reduction in concentrate stock on hand at the end of the quarter. Total cash cost increased from US$474 per equivalent ounce to US$479 per equivalent ounce, primarily due to the effect of higher operating costs partially offset by higher gold equivalent sales.

Operating profit increased from US$107 million (R881 million) in the September quarter to US$114 million (R983 million) in the December quarter, as a result of increased gold equivalent sales.

Capital expenditure increased from US$25 million (R206 million) in the September quarter to US$31 million (R266 million) in the December quarter. The higher expenditure was due to construction activities at the tailings facility and optimisation projects at the process plant.

Notional cash expenditure for the period decreased from US$829 per equivalent ounce in the September quarter to US$798 per equivalent ounce in the December quarter. This decrease was attributable to higher equivalent ounces produced, partially offset by the increase in costs and capital expenditure. The NCE margin decreased from 52 per cent in the September quarter to 49 per cent in the December quarter due to the lower net metal prices received partially offset by the lower NCE.

Guidance
The estimate for calendar 2013 is as follows:
- Metals (gold of between 135,000 ounces and 140,000 ounces and copper of between 28,700 tonnes and 29,700 tonnes) produced – between 270,000 equivalent ounces and 280,000 equivalent ounces[#]
- Total cash cost at US$600 per equivalent ounce
- Notional cash expenditure at US$920 per equivalent ounce.

[#] Equivalent ounces are based on a gold price of US$1,700 per ounce and a copper price of US$8,000 per tonne.

Australasia region

St Ives

		Dec 2012	Sept 2012
Gold produced	- 000'oz	111.6	106.6
Yield - heap leach	- g/t	0.4	0.3
- milling	- g/t	3.0	2.5
- combined	- g/t	2.1	1.8
Total cash cost	- A$/oz	941	890
	- US$/oz	978	922
Notional cash expenditure	- A$/oz	1,620	1,813
	- US$/oz	1,681	1,879
NCE margin	- %	3	(13)

Gold production increased by 5 per cent from 106,600 ounces in the September quarter to 111,600 ounces in the December quarter due to an increase in high-grade underground ore milled during the December quarter.

At the underground operations, ore mined increased by 56 per cent from 354,000 tonnes at 5.4 grams per tonne in the September quarter to 553,000 tonnes at 4.8 grams per tonne in the December quarter, with the Cave Rocks and Hamlet mines continuing to ramp-up towards full production levels. The decrease in grade was a result of the change in mix with additional ore from the lower grade Cave Rocks and Hamlet mines.

At the open pit operations, total ore tonnes mined decreased by 45 per cent from 1.19 million tonnes at 1.4 grams per tonne in the September quarter to 0.66 million tonnes at 1.4 grams per tonne in the December quarter, with a focus on pre-strip activities in the Bellerophon pit. Mining activities in the Leviathan and Britannia pits were completed during the quarter.

Total tonnes processed decreased by 11 per cent from 1.85 million tonnes at a yield of 1.8 grams per tonne in the September quarter to 1.65 million tonnes at a yield of 2.1 grams per tonne in the December quarter. This increase in yield was due to an increase in high grade ore from underground.

Throughput at the Lefroy mill decreased by 10 per cent from 1.23 million tonnes to 1.11 million tonnes due to planned maintenance performed during the quarter. Yield increased from 2.5 grams per tonne to 3.0 grams per tonne, which reflected an increase in high-grade ore tonnes processed from underground sources. Gold production from the Lefroy plant increased from 100,600 ounces to 105,300 ounces.

Ageing infrastructure and continued levels of low grade ore combined with low recoveries resulted in ore feed to the heap leach facility being suspended during the quarter, pending its anticipated shutdown in the first half of 2013. Tonnes processed decreased from 623,000 tonnes at a head grade of 0.68 grams per tonne in the September quarter to 545,000 tonnes at a head grade of 0.69 grams per tonne in the December quarter. This was due to the improved recovery cycle at the heap leach operation and the higher tonnes placed on the pad during the September quarter, gold production increased from 6,000 ounces to 6,300 ounces in the December quarter.

Operating costs, including gold-in-process movements increased from A$96 million (R822 million) in the September quarter to A$107 million (R964 million) in the December quarter. The increase in costs were due to a draw-down of inventory at the end of the December quarter, and higher underground mining costs due to increased production from Cave Rocks and Hamlet. Total cash cost increased from A$890 per ounce (US$922 per ounce) to A$941 per ounce (US$978 per ounce) due to the increased operating cost, partially offset by increased gold production.

Operating profit increased from A$74 million (R636 million) in the September quarter to A$79 million (R709 million) in the December quarter due to increased revenue, partially offset by the higher operating cost.

Capital expenditure decreased from A$99 million (R833 million) to A$79 million (R713 million) due to decreased mine development and infrastructure expenditure at Hamlet and Cave Rocks as well as completion of the new tailings facility project during the September quarter. The execution phase of the surface mining owner operator project was completed during the quarter, with the transition of drill and blast activities to owner operator. Mobile equipment amounting to A$24 million was purchased during the quarter and a cumulative A$54 million has been spent on the project to date. The total cost of the project is estimated at A$92 million, with a completion date early in 2014.

Notional cash expenditure decreased from A$1,813 per ounce (US$1,879 per ounce) in the September quarter to A$1,620 per ounce (US$1,681 per ounce) in the December quarter due to the decrease in capital expenditure and increase in gold production. The NCE margin increased from a negative 13 per cent to a positive 3 per cent in the December quarter due to the higher gold price and lower NCE.

Guidance
The estimate for calendar 2013 is as follows:
- Gold produced – between 380,000 ounces and 400,000 ounces
- Total cash cost* at A$930 per ounce (US$970 per ounce)
- Notional cash expenditure* at A$1,350 per ounce (US$1,405 per ounce).

* Based on A$1=US$1.04.

Agnew

		Dec 2012	Sept 2012
Gold produced	- 000'oz	54.9	47.6
Yield	- g/t	8.6	5.6
Total cash cost	- A$/oz	691	727
	- US$/oz	717	754
Notional cash expenditure	- A$/oz	878	1,078
	- US$/oz	911	1,117
NCE margin	- %	46	32

Gold production increased by 15 per cent from 47,600 ounces in the September quarter to 54,900 ounces in the December quarter. This was Agnew's highest production quarter since September 2006.

Ore mined from underground decreased from 191,000 tonnes at a head grade of 8.5 grams per tonne to 167,000 tonnes at a head grade of 9.1 grams per tonne. The decrease in tonnes was due to a focus on mining the high grade Kim Lode in accordance with the revised mining schedule for the second half of the year and decreased ore mined at Main Lode.

Tonnes processed decreased from 265,000 tonnes in the September quarter to 199,000 tonnes in the December quarter, which included 33,000 tonnes of surface stockpile material processed from Songvang compared with 77,000 tonnes in the September quarter. The combined yield increased from 5.6 grams per tonne in the September quarter to 8.6 grams per tonne in the December quarter reflecting the increase in the higher underground grade processed during the quarter.

Net operating costs, including movements in gold-in-process, increased from A$35 million (R300 million) in the September quarter to A$40 million (R357 million) in the December quarter. The increase was due to a A$5 million (R45 million) inventory draw-down in the December quarter compared with an inventory build-up of A$2 million (R15 million) in the September quarter. Total cash cost decreased from A$727 per ounce (US$754 per ounce) to A$691 per ounce (US$717 per ounce) due to the increase in gold production, partially offset by the higher costs.

Operating profit increased from A$40 million (R341 million) in the September quarter to A$51 million (R449 million) in the December quarter as a result of the increased gold production and a higher gold price.

Capital expenditure decreased from A$15 million (R124 million) in the September quarter to A$13 million (R121 million) in the December quarter. Capital expenditure included A$8 million of underground development and A$2 million exploration.

Notional cash expenditure decreased from A$1,078 per ounce (US$1,117 per ounce) in the September quarter to A$878 per ounce (US$911 per ounce) in the December quarter due to the higher production. The NCE margin increased from 32 per cent to 46 per cent due to the lower NCE and higher gold price.

Guidance

The estimate for calendar 2013 is as follows:

- Gold produced – between 150,000 ounces and 160,000 ounces
- Total cash cost* at A$700 per ounce (US$730 per ounce)
- Notional cash expenditure* at A$990 per ounce (US$1,035 per ounce).

* Based on A$1=US$1.04.

Year ended 31 December 2012 compared with year ended 31 December 2011

Group attributable equivalent gold production decreased by 7 per cent from 3.49 million ounces for the year ended December 2011 to 3.25 million ounces for the year ended December 2012.

At the South African operations gold production at KDC and Beatrix decreased from 1,447 thousand ounces (45,005 kilograms) to 1,224 thousand ounces (38,059 kilograms). The majority of this decrease was due to the wage-related industrial action during the September and December quarters, the fire at KDC's Ya Rona shaft and slightly lower yields. KDC's gold production decreased from 1,100 thousand ounces (34,218 kilograms) to 934,900 ounces (29,078 kilograms) of which 116,000 ounces (3,610 kilograms) of the reduced production was due to the industrial action and 30,000 ounces (933 kilograms) due to the fire. Beatrix's gold production decreased from 346,800 ounces (10,787 kilograms) to 288,700 ounces (8,981 kilograms), of which 29,000 ounces (900 kilograms) was due to the industrial action. Gold production at South Deep decreased from 273,000 ounces (8,491 kilograms) to 270,400 ounces (8,411 kilograms).

At the West African operations, total managed gold production decreased by 5 per cent from 935,000 ounces for the year ended 2011 to 885,300 ounces for the year ended 2012. At Tarkwa, gold production increased marginally from 717,300 ounces to 718,800 ounces. At Damang, gold production decreased by 24 per cent from 217,700 ounces to 166,400 ounces as a result of lower volumes and grades mined from the high grade Damang pit due to safety concerns in the southern interface between the Juno and Damang pit cutback and deteriorating conditions on the East wall which restricted mining.

In South America, gold equivalent production at Cerro Corona decreased by 11 per cent from 383,000 ounces for the year ended 2011 to 342,100 ounces for the year ended 2012, due to anticipated lower gold and copper grades and a lower copper to gold price ratio.

At the Australasia operations gold production decreased by 5 per cent from 658,600 ounces for the year ended 2011 to 626,400 ounces for the year ended 2012. St Ives decreased by 3 per cent from 464,600 ounces to 449,800 ounces mainly due to lower grade open pit ore mined in 2012. In 2011, St Ives sourced high grade ore from the Mars/Minotaur link and Diana pits. Production at Agnew decreased from 194,000 ounces to 176,600 ounces. Production was negatively

impacted at Main Lode during the first half of 2012 due to poor ground conditions. In addition, the rate of mining at Kim was slower than planned due to a change in the plunge of the ore body, which resulted in a move to new working areas which had insufficient ventilation. A revised mining schedule was implemented in the second half of the year whereby only the Kim Lode will be mined as from 2013.

Income statement

The average rand gold price increased by 20 per cent from R364,216 per kilogram (US$1,569 per ounce) for the year ended 2011 to R435,584 per kilogram (US$1,654 per ounce) for the year ended 2012. The average Rand/US dollar exchange rate of R8.19 for the year ended 2012 was 13 per cent weaker than the average of R7.22 for the year ended 2011, while the Rand/Australian dollar weakened by 13 per cent from A$1 = R7.45 to A$1 = R8.48. The average Australian/US dollar exchange rate was similar at A$1.00 = US$1.03.

Revenue for the Group increased by 9 per cent from R41,877 million (US$5,800 million) to R45,469 million (US$5,552 million) as a result of the higher gold price.

Net operating costs for the Group increased by 18 per cent from R20,765 million (US$2,876 million) to R24,494 million (US$2,991 million). Total cash cost increased by 28 per cent from R184,515 per kilogram (US$795 per ounce) to R235,451 per kilogram (US$894 per ounce) due to a decrease in gold sales and the increase in net operating costs.

In South Africa, operating costs at KDC and Beatrix increased by 10 per cent from R9,861 million (US$1,366 million) for the year ended 2011 to R10,874 million (US$1,328 million) for the year ended 2012. This was due to annual wage increases, a 16 per cent electricity tariff increase and normal inflationary increases, partially offset by labour cost savings incurred as a result of no-work no-pay during the illegal industrial action and other cost saving initiatives at the operations. Total cash cost at KDC and Beatrix increased by 30 per cent from R220,224 per kilogram (US$949 per ounce) to R285,851 per kilogram (US$1,086 per ounce) as a result of the decrease in production and the marginally higher operating costs. At South Deep operating costs increased by 16 per cent from R2,138 million (US$296 million) to R2,480 million (US$303 million) mainly due to annual wage increases, a 16 per cent electricity tariff increase and normal inflationary increases.

At the West African operations, net operating costs increased by 22 per cent from US$512 million for the year ended 2011 to US$623 million for the year ended 2012. At Tarkwa, net operating costs increased by 27 per cent from US$371 million to US$470 million. This increase was mainly due the reassessment of the carrying value of gold-in-process inventories in 2011, as well as annual wage increases, normal inflationary increases, increased fuel consumption and an increase in power rates, partially offset by savings incurred on BPR initiatives. At Damang, net operating costs increased by 9 per cent from US$140 million to US$153 million. This increase was mainly due to annual wage increases, normal inflationary increases and increased power rates, partially offset by benefits received from a full year of owner mining. Total cash cost for the region increased from US$590 per ounce for the year ended 2011 to US$719 per ounce for the year ended 2012 due to the lower production and the higher net operating costs.

At Cerro Corona in South America, net operating costs increased marginally from US$158 million for the year ended 2011 to US$160 million for the year ended 2012. Total cash cost increased from US$437 per ounce for the year ended 2011 to US$492 per ounce for the year ended 2012, due to lower gold equivalent production.

At the Australasia operations, net operating costs increased by 5 per cent from A$528 million for the year ended 2011 to A$557 million for the year ended 2012. At St Ives, net operating costs increased by 3 per cent from A$400 million to A$412 million mainly due to increased mining at the higher cost Cave Rocks and additional open pit mining. At Agnew, net operating costs increased by 14 per cent from A$128 million to A$146 million due to the draw-down of Songvang stockpiles in 2012, compared with a build-up of Songvang stockpiles in 2011. Mining operations at Songvang ceased in February 2012. Total cash costs for the region increased from A$815 per ounce for the year ended 2011 to A$871 per ounce for the year ended 2012 due to the lower production and the higher net operating costs.

Operating profit for the Group decreased from R21,112 million (US$2,924 million) to R20,976 million (US$2,561 million) due to the lower production and increased costs partially offset by the higher revenue due to the higher gold price received.

Amortisation for the Group increased from R5,656 million (US$783 million) in 2011 to R6,294 million (US$769 million) in 2012, mainly due to the weaker rand and an increase in the asset base at the international operations. This was partially offset by an accounting reversal of the amortisation and depreciation charge for the month of December, which is required once the South African operations were classified as discontinued for accounting purposes, and the lower production.

Net interest paid for the Group increased from R203 million (US$28 million) to R304 million (US$37 million).

The loss on share of results of associates after taxation for the Group of R314 million (US$38 million) in 2012 compared with a gain of R29 million (US$4 million) in 2011. The loss in 2012 comprised losses relating to the ongoing study and evaluation costs at the Far Southeast project (FSE) partially offset by profits on the Group's interest in Rand Refinery. Costs relating to FSE were reported under feasibility and evaluation costs prior to the June 2012 quarter.

The gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies, as well as exchange gains and losses on inter-company loans. The loss of R113 million (US$14 million) in 2012 compared with a gain of R66 million (US$9 million) in 2011.

The loss on financial instruments of R3 million (US$nil) in 2012 compared with a gain of R32 million (US$4 million) in 2011. These gains and losses related to mark to market gains and losses on Australia's diesel hedge.

Share-based payments for the Group increased from R479 million (US$66 million) to R636 million (US$78 million). The increase in 2012 was due to the net effect of charges for new allocations for share-based compensation.

Other costs for the Group increased from R237 million (US$33 million) to R255 million (US$31 million) due to facility fees paid on new loans received by the South African operations during 2012.

Exploration expenditure, all of which related to continuing operations increased from R832 million (US$115 million) to R1,053 million (US$129 million) and was mainly due to an increase in exploration projects and activity.

Feasibility and evaluation costs, all of which related to continuing operations increased from R126 million (US$17 million) to R361 million (US$44 million) and were mainly due to the re-allocation of growth and project team costs as from the June 2012 quarter. These costs were previously included in exploration costs.

Non-recurring costs for the Group increased from R483 million (US$67 million) in 2011 to R1,143 million (US$140 million) in 2012. In 2012 non-recurring costs included: voluntary separation packages (R269 million), business process re-engineering costs (R272 million), impairment costs at Tarkwa (R37 million), St Ives (R475 million) and Agnew (R199 million), the impairment of 7.8 million shares in Northam Platinum Limited (R73 million) and R33 million relating to the fire at Ya Rona. These costs were partially offset by a profit on the disposal of the Group's interest in GoldQuest Mining Corporation and Atacama Pacific Gold Corporation which amounted to R239 million (US$30 million), partially offset by a loss of R13 million (US$2 million) on the sale of the Group's interest in Evolution Mining Limited, resulting in a net profit of R226 million (US$28 million) on the disposal of these investments.

Government royalties for the Group increased from R1,081 million (US$150 million) for the year ended 2011 to R1,238 million (US$151 million) for the year ended 2012 as a result of the increase in revenue.

Taxation for the Group decreased from R4,335 million (US$600 million) for the year ended 2011 to R3,330 million (US$407 million) for the year ended 2012, in line with the lower taxable income. The new rates for the South African and Ghanaian operations were applied in the March 2012 quarter. The effect of these changes was a deferred tax charge in Ghana of R737 million (US$95 million) and a deferred tax credit of R992 million (US$128 million) for the South African operations, resulting in a net tax credit of R255 million (US$33 million).

Net earnings for the Group attributable to owners of the parent amounted to R5,658 million (US$691 million), compared with earnings of R7,027 million (US$973 million) for the year ended 2011.

Normalised earnings for the Group amounted to R6,834 million (US$834 million) for the year ended 2012, compared with R7,242 million (US$1,003 million) for the year ended 2011.

Cash flow

Cash inflow from operating activities decreased from R15,746 million (US$2,165 million) for the year ended 2011 to R11,807 million (US$1,441 million) for the year ended 2012. The decrease was due to lower profits, higher royalties and taxation paid as well as an increase in working capital.

Cash generated by discontinued operations decreased from R6,147 million to R3,937 million, mainly due to lower profits, higher royalties and taxation paid, and a working capital investment compared with a release in 2011.

Dividends paid increased from R1,531 million (US$217 million) in 2011 to R2,943 million (US$376 million) in 2012. Dividends paid to owners of the parent increased from R1,229 million (US$175 million) to R2,846 million (US$364 million), while dividends paid to non-controlling interest holders decreased from R301 million (US$42 million) to R97 million (US$12 million).

Cash outflows from investing activities decreased from R17,959 million (US$2,539 million) in 2011 to R13,705 million (US$1,680 million) in 2012.

Capital expenditure increased from R10,203 million (US$1,413 million) in 2011 to R13,263 million (US$1,619 million) in 2012. R897 million (US$110 million) of this increase was due to the weaker rand. In the South Africa region, capital expenditure at KDC and Beatrix increased from R2,300 million to R2,426 million and from R611 million to R658 million respectively. At South Deep, capital expenditure increased from R1,982 million to R2,576 million.

At the West Africa region, capital expenditure increased from US$307 million to US$374 million mainly due to increased pre-stripping and the acquisition of additional mining equipment at both Tarkwa and Damang. In South America, at Cerro Corona, capital expenditure increased from US$69 million to US$94 million. At the Australasia region, capital expenditure increased from A$249 million to A$361 million with the majority of the increased expenditure on open pit mining fleet (A$55 million), the life extension at Cave Rocks of A$38 million and pre-stripping at St Ives. The balance of expenditure was on exploration and corporate projects.

Payment for the FSE project of R834 million (US$110 million) in 2012 compared with R535 million (US$66 million) in 2011. These payments were in line with the terms of the option agreement to eventually acquire a 60 per cent interest in the undeveloped gold-copper deposit in the Philippines. The option agreement was entered into with Lepanto Consolidated Mining Company (Lepanto), a company listed in the Philippines, and Liberty Express Assets, a private holding company.

The non-controlling interest holders buy-out of R83 million (US$10 million) in 2012 was for the purchase of the remaining 40 per cent interest in the Talas project in Kyrgyzstan. The buy-out of non-controlling interest holders at La Cima of R7 million (US$1 million) in 2012 compared with R2,613 million (US$382 million) in 2011. The 2011 buy-out represented 17.8 per cent of the issued shares of Gold Fields La Cima, which increased the Group's holding to 98.5 per cent. In 2011 the buy-out of non-controlling interest holders at Ghana amounted to R4,520 million (US$667 million) and represented 18.9 per cent of the issued shares of Gold Fields Ghana and Abosso Goldfields. This increased the Group's holding to 90.0 per cent. The non-controlling interest holders buy-out at South Deep of R51 million (US$6 million) in 2011 was for the purchase of a further 26 per cent interest in Western Areas Prospecting (Pty) Limited from Peotona Gold (Pty) Limited.

Proceeds on the disposal of investments increased from R99 million (US$14 million) in 2011 to R526 million (US$65 million) in 2012. In 2011 the disposal mainly related to the sale of shares in Gold One International Limited, while 2012 included the disposal of GoldQuest Mining Corporation, Atacama Pacific Corporation and Evolution Mining Limited.

Cash utilised by discontinued operations increased from R3,006 million to R3,127 million, mainly due to higher capital expenditure partially offset by lower environmental and post-retirement health contributions. At KDC, capital expenditure increased from R2,300 million in 2011 to R2,426 million in 2012. The majority of this expenditure was on ORD (R1,680 million) with the remainder on projects related to safety issues and the social and labour plan. Capital expenditure at Beatrix increased from R611 million to R658 million, with the majority

of this expenditure on ORD (R448 million) and infrastructure upgrades.

Net cash inflow from financing activities increased from R3,663 million (US$551 million) for 2011 to R4,072 million (US$505 million) for 2012. Loans received decreased from R7,786 million (US$1,111 million) to R7,352 million (US$936 million) and loans repaid increased from R4,396 million (US$598 million) to R7,745 million (US$976 million). In 2011, net loans received of R3,391 million (US$513 million) included draw-downs to partially fund the purchase of non-controlling interest holders in La Cima and Ghana. In 2012, net loans received from discontinued operations increased to R3,827 million (US$475 million) due to additional borrowings by the South African operations to fund working capital during the illegal strikes.

Loans received from non-controlling interest holders increased from R225 million (US$31 million) in 2011 to R230 million (US$28 million) in 2012 and related to Buenaventura's contribution of 49 per cent to the capital expenditure on the Chucapaca project.

Loans received from discontinued operations increased from Rnil to R4,220 million (US$515 million) in 2012. These funds were required to fund the South African operations during the illegal strike action and the Ya Rona fire.

The net cash outflow of R769 million (US$110 million) in 2012 compared with an outflow of R80 million (US$40 million) in 2011. After accounting for a positive translation adjustment of R339 million (US$21 million) on offshore cash balances, the cash outflow for 2012 was R431 million (US$88 million). The cash balance at the end of 2012 was R5,619 million (US$656 million) compared with R6,049 million (US$744 million) at the end of 2011.

Growth and international projects

Gold Fields has a robust growth portfolio with exploration and advanced projects in all of its operating regions. Gold Fields growth vision is to deliver sustainable and high-quality gold production through disciplined project development. The focus is on growing reserves per share and quality of production with a view to optimising free cash flow per ounce. During the quarter the Yanfolia project in Mali was advanced to resource development and the Greater Damang (Super-pit) project is being reviewed.

Chucapaca

At the Chucapaca exploration project in southern Peru, a joint venture by Gold Fields (51 per cent) and Buenaventura (49 per cent), the partners have completed the final feasibility reviews, confirming initial indications that the required high capital and operating costs would result in a sub-optimal project return. The joint venture partners will now revisit the fundamental approach to the project in order to achieve an acceptable return. This will involve reviewing scale, mining method and possibly re-establishing exploration to uncover the potential of the joint venture area of interest.

Far Southeast

Work at the Far Southeast exploration project, where Gold Fields holds a 40 per cent interest with the option to acquire a further 20 per cent from its partner Lepanto Consolidated Mining Company (60 per cent), is now focused on obtaining surface access for geotechnical drilling and community support for the project.

Drilling from underground platforms continued during the December 2012 quarter but will be scaled-back during 2013 consistent with the new focus. An updated resource model is expected by mid-2013.

The Foreign Technical Assistance Agreement ("FTAA") application submitted in November 2011 requires Free Prior Informed Consent ("FPIC") of the indigenous people. The FPIC process is expected to continue into the first quarter of 2013. A meeting held with the Chairperson of the National Commission of Indigenous People (NCIP) during the December 2012 quarter was well received with general support expressed for a successful outcome of the process for the project.

Arctic Platinum

Geological and mine planning work at the Suhanko North deposit confirmed a substantial mineral inventory which can be added to the Greater Suhanko project. The Suhanko North resource is expected to be released by the end of the March 2013 quarter, along with the updated Mineral Resources and Mineral Reserves statement.

Sample collection and shipment for the second phase Platsol pilot plant study at SGS Lakefield (Canada) is complete. The project re-engineering study was reviewed both internally and externally and final work on the study will be completed during the March 2013 quarter. The final proposal for the Greater Suhanko mine Environmental Impact Assessment (EIA) programme was submitted to the Finnish coordinating authority in December 2012. The power line EIA programme was submitted in January 2013. Submissions were also made to secure permitting for the access road to site.

Yanfolila

At Yanfolila in Mali, a detailed scoping study was completed during the December 2012 quarter. The study recommended a lower production rate of around 2 million tonnes per annum and a focus on optimising capital efficiency. In line with this approach, a de-risking programme is planned for the first half of 2013, which, if successful, would allow the project to be fast-tracked to a development decision within the next 12 months. The programme is planned to include a 93,500 metres drilling programme, completion of the Environmental and Social Impact Assessment as well as a gap analysis to determine detailed design and engineering information shortcomings.

As a result of the security situation in Mali all Gold Fields' non-ECOWAS (Economic Community of West African States) employees including contractors were evacuated as a precautionary measure, following our security protocols. The Group is operating with Malian, Ghanaian, Guinean and Burkina Faso nationals. A business continuity plan, through which the situation is being monitored on an hourly and daily basis, is in place. The project area is located in the south-west of Mali, which is far from the areas of conflict in the north. Until now, the area that we are operating in has been totally unaffected by recent activities.

Greenfields exploration

In addition to the resource development projects mentioned above, the greenfields exploration portfolio also consists of three advanced drilling projects, thirteen initial drilling projects, and eight target definition projects in Peru, Chile, Argentina, Mali, Ethiopia, Canada, USA, Kyrgyzstan, Australia, and the Philippines. During the quarter 48,237 metres were drilled on greenfields projects compared with 42,583 metres in the September quarter and 62,348 metres in the December 2011

quarter. The 29 per cent reduction compared with the December 2011 quarter is mostly due to the fact that the Yanfolila project in Mali was advanced to resource development during the December 2012 quarter.

Africa

Initial drilling programmes resumed on several targets within the large Kangare project area which is located immediately north of the Yanfolila project in Mali. Most assays are pending but initial results from drilling on the Faraba license are promising. Option agreements were executed for the Fambina and Kourofing projects in western Mali and initial drilling is planned for the September 2013 quarter. A joint venture agreement on two early stage gold projects in Ethiopia was signed in December 2012 and initial drilling is underway.

As a result of a comprehensive portfolio review and rationalisation, greenfields exploration activities in Ghana were suspended during the quarter and the existing exploration properties will be divested.

North America

The diamond drilling programme at the Woodjam advanced drilling project in British Columbia, Canada, with 12,050 metres completed on four porphyry copper-gold mineralised centres was concluded. Mineral Resource estimates are in progress and decisions regarding the future project exploration strategy will be made during the first half of 2013. Initial diamond drilling (1,768 metres) was also completed on three porphyry copper-gold targets at the adjacent Red Gold property during the quarter. Assay results are incomplete.

Diamond drilling continued at the Larder Lake project in Ontario, Canada and 12,939 metres were completed before the winter break in December 2012. Once all outstanding assay results are returned this programme will resume and is scheduled for completion during the first half of 2013.

South America

An advanced drilling programme commenced at the Salares Norte project in Chile during October 2012 and 8,119 metres were completed prior to December 2012. Initial assay results have been encouraging. Drilling resumed in January and will continue until the end of the Andean summer field season mid-2013.

A second phase of initial drilling commenced at the Taguas project in Argentina during the December 2012 quarter and 2,924 metres were completed. Drilling resumed in January 2013 and the programme is expected to be completed by the end of the March 2013 quarter.

Australasia

Diamond drilling continued at the Talas advanced drilling project and 1,677 metres were completed during the December 2012 quarter. Drilling and other field activities will resume in January 2013. Work is on schedule with respect to a new resource estimate and an update to the scoping study is set to be completed in the first half of 2013.

The drilling programmes at the Myall and Wellington North projects in the East Lachlan region of New South Wales, Australia were concluded during the quarter. Results were mixed and decisions are expected to be made on the way forward for both of these projects in the March 2013 quarter. Field work commenced on the new Blayney and Cheesemans Creek joint venture projects also in the East Lachlan region.

Initial drilling programmes are planned to commence in the March 2013 quarter.

At the Guinaoang project in the Philippines, the planned drilling programme continues to be delayed due to ongoing negotiations for access with the landowners, communities, and local governments. As a result, a twelve-month extension to the option agreement was negotiated with the underlying owner, Bezant Resources PLC.

Near mine exploration

Gold Fields completed 50,967 metres of drilling this quarter on near mine projects adjacent to its international operations. This compared with 100,233 metres completed in the September 2012 quarter and 92,986 metres in the December 2011 quarter.

The majority of near mine exploration drilling was carried out at St Ives in Western Australia, with 37,802 metres of diamond, reverse circulation (RC), and aircore drilling completed during the quarter. Most of the focus was on the recently announced Invincible discovery and results continue to be encouraging. A maiden resource estimate is being finalised for the 2012 resource statement. An access causeway to allow infill RC drilling on the Lefroy salt lake was completed and drilling is scheduled to commence during the March quarter. Encouraging results were received from the initial widely spaced drilling at the Lut prospect located to the northwest along the Invincible trend. An infill diamond drill programme has been planned. Promising initial results were also received from the infill drill programme at the Redback target within the Greater Neptune area. This mineralisation is open to the south.

Also in Australia, diamond drilling continued at Agnew, where 6,346 metres were completed on the High Grade Shoots project including Bengal, Fitzroy and Hastings at the Waroonga mine as well as a conceptual target some 500 metres north of Waroonga. Results from both these areas have been encouraging.

At Damang in Ghana, the initial framework diamond drilling programme (2,705 metres) was completed at the Bonsa Hydrothermal project and a geological interpretation is pending the receipt of final assay results. Results from the in-fill programme at Amoanda confirmed and extended the north plunging Amoanda mineralisation.

At Cerro Corona in Peru, the deep drilling programme below the existing pit was concluded, with 1,781 metres completed in six drill holes. While all six holes intersected porphyry-style copper-gold mineralisation below the current life-of-mine pit, assay results received show a decreasing gold/copper ratio with depth. A full geological interpretation will be completed following receipt of all outstanding assays.

Continuing operations (Gold Fields excluding Sibanye Gold)

Financial review
Quarter ended 31 December 2012 compared with quarter ended 30 September 2012

Attributable equivalent gold production from continuing operations increased by 8 per cent from 495,000 ounces in the September quarter to 534,000 ounces in the December quarter, due to increased production from all of the international operations. At the continuing operations the average rand gold price increased by 6 per cent from R441,690 per kilogram to R469,914 per kilogram. The average quarterly US dollar gold price achieved increased from US$1,663 per ounce in the September quarter to US$1,686 per ounce in the December quarter. As a result of the above mentioned factors, revenue increased from R7,109 million (US$862 million) to R8,228 million (US$954 million).

Net operating costs for continuing operations increased by 15 per cent from R3,355 million (US$407 million) in the September quarter to R3,866 million (US$448 million) in the December quarter, mainly due to the increase in production at all the international operations, increase power costs at Tarkwa and Damang and an increase in statutory workers participation in profits at Cerro Corona. This increase in net operating costs, partially offset by the increase in production, resulted in an increase in total cash cost of 5 per cent from R210,221 per kilogram to R221,188 per kilogram. In US dollar terms, total cash cost increased marginally from US$792 per ounce to US$793 per ounce.

Operating profit from continuing operations increased by 16 per cent from R3,754 million (US$455 million) in the September quarter to R4,362 million (US$506 million) in the December quarter due to the increase in revenue, partially offset by an increase in net operating costs.

Operating margin from continuing operations was similar at 53 per cent. The operating margin at South Deep in South Africa decreased from 32 per cent to 30 per cent. At the West African operations the operating margin increased from 55 per cent to 56 per cent. At Cerro Corona in South America, the operating margin decreased from 75 per cent to 72 per cent and at the Australian operations the operating margin was similar at 47 per cent.

Amortisation for continuing operations increased by 23 per cent from R997 million (US$121 million) in the September quarter to R1,228 million (US$143 million) in the December quarter, due to the weaker rand and an increase in the asset base at the international operations.

Net interest paid for continuing operations increased from R79 million (US$10 million) in the September quarter to R81 million (US$9 million) in the December quarter. In the December quarter, interest paid of R143 million (US$16 million) was partially offset by interest received of R23 million (US$3 million) and interest capitalised of R39 million (US$4 million). This compared with interest paid in the September quarter of R147 million (US$18 million), partially offset by interest received of R33 million (US$4 million) and interest capitalised of R35 million (US$4 million).

The loss on share of results of associates after taxation for continuing operations decreased from R162 million (US$20 million) in the September quarter to R130 million (US$15 million) in the December quarter. The December quarter comprised a loss of R132 million (US$15 million) which related to the ongoing study and evaluation costs at the Far Southeast project (FSE) compared with the loss in the September quarter of R162 million (US$20 million).

The loss on financial instruments of R1 million (US$nil) in the December quarter compared with a gain of R7 million (US$1 million) in the September quarter. This was mainly due to mark to market losses and gains on Australia's diesel hedge.

Share-based payments for continuing operations decreased from R103 million (US$12 million) in the September quarter to R65 million (US$7 million) in the December quarter. This decrease was due to year-end forfeiture adjustments.

Other costs for continuing operations decreased from R86 million (US$11 million) in the September quarter to R53 million (US$6 million) in the December quarter mainly due to a reversal of Stool tax on exploration properties in Ghana of R35 million (US$4 million).

Exploration expenditure related to continuing operations increased from R249 million (US$30 million) in the September quarter to R322 million (US$38 million) in the December quarter due to the timing of expenditure.

Feasibility and evaluation costs related to continuing operations, which include Corporate development and strategic project costs and general office costs in the various countries the Group operates in, increased from R60 million (US$7 million) in the September quarter to R106 million (US$12 million) in the December quarter. This increase was mainly due to the timing of expenditure.

Non-recurring expenses for continuing operations of R986 million (US$120 million) in the December quarter compared with non-recurring income of R158 million (US$20 million) in the September quarter. The non-recurring expenses in the December quarter included: exploration and heap leach impairments at St Ives of R475 million (US$55 million), exploration impairments at Agnew of R199 million (US$23 million), an impairment of heavy mining equipment at Tarkwa of R37 million (US$4 million), the collective agreement buy-out at South Deep of R197 million (US$23 million) and restructuring costs of R96 million (US$11 million) related to business process re-engineering costs incurred across all the operations.

The non-recurring income in the September quarter included a profit on the disposal of the Group's interest in GoldQuest Mining Corporation and Atacama Pacific Gold Corporation which amounted to R239 million (US$30 million), partially offset by a loss of R13 million (US$2 million) on the sale of the Group's interest in Evolution Mining Limited and restructuring costs of R48 million (US$6 million) related to business process re-engineering costs incurred across all the operations.

Government royalties for continuing operations increased from R225 million (US$27 million) in the September quarter to R280 million (US$33 million) in the December quarter. This increase was mainly due to the higher revenue received at the international operations on which royalties are based.

Taxation for continuing operations decreased from R817 million (US$98 million) in the September quarter to R650 million (US$72 million) in the December quarter in line with the lower taxable income.

Net earnings from continuing operations attributable to owners of the parent amounted to R382 million (US$41 million) or 53 SA cents per share (US$0.05 per share) in the December quarter, compared with R1,000 million (US$122 million) or 137 SA cents per share (US$0.17 per share) in the September quarter.

Headline earnings from continuing operations i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R793 million (US$92 million) or 108 SA cents per share (US$0.12 per share) in the

December quarter, compared with R775 million (US$94 million) or 106 SA cents per share (US$0.11 per share) in the September quarter.

Normalised earnings from continuing operations amounted to R1,216 million (US$143 million) or 167 SA cents per share (US$0.20 per share) in the December quarter, compared with R1,024 million (US$125 million) or 140 SA cents per share (US$0.18 per share) in the September quarter.

Notional cash expenditure (NCE)

The NCE for continuing operations, which includes capitalised project costs decreased from R384,015 per kilogram (US$1,446 per ounce) in the September quarter to R380,384 per kilogram (US$1,365 per ounce) in the December quarter. This decrease was as a result of the increased production partially offset by higher operating costs and capital expenditure. The NCE margin for the continuing operations increased from 13 per cent in the September quarter to 19 per cent in the December quarter due to the higher gold price and lower NCE.

NCE for continuing operations, which excludes capitalised project costs, decreased from R377,392 per kilogram (US$1,421 per ounce) in the September quarter to R371,744 per kilogram (US$1,334 per ounce) in the December quarter due to the increased production partially offset by higher costs and capital expenditure. The NCE margin from existing operations increased from 15 per cent in the September quarter to 21 per cent in the December quarter due to the higher gold price and the lower NCE in the December quarter.

Year ended 31 December 2012 compared with year ended 31 December 2011

Attributable equivalent gold production for the continuing operations decreased marginally from 2.04 million ounces for the year ended December 2011 to 2.03 million ounces for the year ended December 2012.

Revenue from continuing operations increased by 14 per cent from R25,264 million (US$3,499 million) to R28,916 million (US$3,531 million).

Net operating costs for continuing operations increased by 25 per cent from R10,904 million (US$1,510 million) to R13,620 million (US$1,663 million). Half of this increase (R1,341 million or US$164 million) was due to the exchange rate effect of the weaker rand. Total cash cost for continuing operations increased from R161,548 per kilogram (US$696 per ounce) to R206,531 per kilogram (US$784 per ounce) due to a decrease in gold sales and the increase in net operating costs.

Operating profit for continuing operations increased from R14,360 million to R15,296 million, but decreased in dollar terms from US$1,989 million to US$1,868 million due to the stronger dollar exchange rate.

Amortisation increased from R3,377 million (US$468 million) in 2011 to R4,094 million (US$500 million) in 2012. This increase was mainly due to an increase in the asset base of the international operations.

Net interest paid for the Group was similar at R295 million (US$36 million).

The loss on share of results of associates after taxation increased from R6 million (US$1 million) in 2011 to R407 million (US$50 million) in 2012. These related to profits on the Group's interest in Rand Refinery partially offset by costs incurred on the ongoing study and evaluation costs at the Far Southeast project (FSE). Costs relating to FSE were reported under feasibility and evaluation costs prior to the June 2012 quarter.

The gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies, as well as exchange gains and losses on inter-company loans. The loss of R113 million (US$14 million) in 2012 compared with a gain of R66 million (US$9 million) in 2011.

The loss on financial instruments of R5 million (US$1 million) in 2012 compared with a gain of R30 million (US$4 million) in 2011. These gains and losses related to mark to market gains and losses on Australia's diesel hedge.

Share-based payments increased from R241 million (US$33 million) to R373 million (US$46 million) due to the net effect of allocation charges for new share-based compensation granted.

Other costs decreased from R195 million (US$27 million) to R150 million (US$19 million) mainly due to transaction costs incurred on the buy-out of non-controlling interest holders in Ghana and Peru during 2011.

Exploration expenditure, all of which related to continuing operations increased from R832 million (US$115 million) to R1,053 million (US$129 million) mainly due to an increase in exploration projects and activity.

Feasibility and evaluation costs, all of which related to continuing operations increased from R126 million (US$17 million) to R361 million (US$44 million) mainly due to core development and strategic costs previously included in exploration costs.

Non-recurring costs for continuing operations of R993 million (US$121 million) for the year ended 2012 compared with R202 million (US$28 million) for the year ended 2011. Non-recurring costs included: voluntary separation packages (R244 million), Business process re-engineering costs (R173 million) and impairment costs at Tarkwa (R37 million), St Ives (R475 million) and Agnew (R199 million). The non-recurring costs were partially offset by a profit on the disposal of the Group's interest in GoldQuest Mining Corporation and Atacama Pacific Gold Corporation which amounted to R239 million (US$30 million), partially offset by a loss of R13 million (US$2 million) on the sale of the Group's interest in Evolution Mining Limited, resulting in a net profit of R226 million (US$28 million).

Government royalties for continuing operations increased from R792 million (US$110 million) for the year ended 2011 to R956 million (US$117 million) for the year ended 2012 as a result of the increase in revenue and an increase in the royalty rate at Tarkwa and Damang, from 3 per cent to 5 per cent with effect from 1 April 2011.

Taxation for continuing operations increased from R3,101 million (US$430 million) for the year ended 2011 to R3,718 million (US$454 million) for the year ended 2012 due to the increase in the rate at the Ghanaian operations from 25 per cent to 35 per cent from 8 March 2012. The effect of these changes was a deferred tax charge in Ghana of R737 million (US$95 million).

Net earnings from continuing operations attributable to owners of the parent amounted to R2,507 million (US$306 million), compared with earnings of R4,513 million (US$625 million) for the year ended 2011.

Normalised earnings from continuing operations amounted to R3,668 million (US$447 million) for the year ended 2012, compared with R4,582 million (US$635 million) for the year ended 2011.

Discontinued operations (Sibanye Gold)

Figures are in millions unless otherwise stated

	South African Rand				United States Dollar			
	Quarter		Year ended		Quarter		Year ended	
	Dec 2012	Sept 2012	Dec 2012	Dec 2011	Dec 2012	Sept 2012	Dec 2012	Dec 2011
Revenue	**3,275.8**	4,285.8	**16,553.5**	16,613.1	**367.7**	518.1	**2,021.2**	2,301.0
Operating costs - net	**(2,590.3)**	(2,935.3)	**(10,873.6)**	(9,861.3)	**(296.0)**	(356.4)	**(1,327.6)**	(1,365.8)
Operating profit	**685.5**	1,350.5	**5,679.9**	6,751.8	**71.7**	161.7	**693.6**	935.2
Amortisation and depreciation	**(376.2)**	(594.8)	**(2,200.5)**	(2,278.8)	**(41.5)**	(72.0)	**(268.7)**	(315.7)
Net operating profit	**309.3**	755.7	**3,479.4**	4,473.0	**30.2**	89.7	**424.9**	619.5
Net interest (paid)/received	**(30.4)**	(3.6)	**(8.7)**	88.8	**(3.8)**	(0.4)	**(1.1)**	12.4
Share of results of associates	**39.8**	18.3	**93.1**	35.0	**4.7**	2.2	**11.3**	4.8
Share based payments	**(64.2)**	(66.4)	**(263.5)**	(238.0)	**(7.3)**	(8.1)	**(32.2)**	(33.0)
Other	**(28.6)**	(45.5)	**(104.2)**	(41.1)	**(3.4)**	(5.2)	**(12.5)**	(5.8)
Profit before royalties, taxation and non-recurring items	**225.9**	658.5	**3,196.1**	4,317.7	**20.4**	78.2	**390.4**	597.9
Non-recurring items	**(37.2)**	(64.4)	**(150.4)**	(281.2)	**(4.3)**	(7.9)	**(18.4)**	(38.9)
Profit before royalties and taxation	**188.7**	594.1	**3,045.7**	4,036.5	**16.1**	70.3	**372.0**	559.0
Royalties	**(28.7)**	(52.9)	**(282.1)**	(289.5)	**(2.9)**	(6.3)	**(34.5)**	(40.1)
Profit before taxation	**160.0**	541.2	**2,763.6**	3,747.0	**13.2**	64.0	**337.5**	518.9
Mining and income taxation	**5.0**	(116.7)	**388.5**	(1,234.5)	**(0.3)**	(15.5)	**47.4**	(170.9)
- Normal taxation	**26.8**	(40.3)	**(474.8)**	(663.3)	**4.5**	(4.3)	**(58.0)**	(92.0)
- Deferred taxation	**(21.8)**	(76.4)	**863.3**	(571.2)	**(4.8)**	(11.2)	**105.4**	(78.9)
Net profit	**165.0**	424.5	**3,152.1**	2,512.5	**12.9**	48.5	**384.9**	348.0
Attributable to:								
- Owners of the parent	**164.1**	424.6	**3,151.5**	2,513.4	**12.9**	48.5	**384.9**	348.1
- Non-controlling interest	**0.9**	(0.1)	**0.6**	(0.9)	**-**	-	**-**	(0.1)

KDC and Beatrix in the South African region, which now form part of the unbundled Sibanye, are classified as discontinued operations for accounting purposes and as such all prior periods have been restated to exclude results from these operations.

Financial review

Quarter ended 31 December 2012 compared with quarter ended 30 September 2012

At the discontinued South African operations, production decreased by 30 per cent from 315,900 ounces (9,826 kilograms) in the September quarter to 219,600 ounces (6,831 kilograms) in the December quarter, mainly due to the illegal industrial action at both KDC and Beatrix.

At the discontinued operations the average rand gold price increased by 10 per cent from R436,169 per kilogram (US$1,642 per ounce) to R479,549 per kilogram (US$1,720 per ounce). Revenue decreased from R4,286 million (US$518 million) in the September quarter to R3,276 million (US$368 million) in the December quarter, due to the lower production partially offset by the higher gold price.

Net operating costs decreased by 12 per cent from R2,935 million (US$356 million) to R2,590 million (US$296 million). This decrease was mainly due to a reduction in labour costs resulting from the illegal strike (no-work no-pay), lower electricity costs due to two months of higher winter tariffs included in the September quarter and lower stores costs in line with the decrease in production. Total cash cost increased by 26 per cent from R297,069 per kilogram (US$1,119 per ounce) to R373,093 per kilogram (US$1,338 per ounce).

Amortisation decreased by 37 per cent from R595 million (US$72 million) in the September quarter to R376 million (US$42 million) in the December quarter mainly due to an accounting reversal of the amortisation and depreciation charge for the month of December, which is required once the

South African operations were classified as discontinued for accounting purposes, and the lower production.

Net interest paid increased from R4 million (US$nil) in the September quarter to R30 million (US$4 million) in the December quarter. In the December quarter, interest paid of R51 million (US$6 million) was partially offset by interest received of R21 million (US$2 million). This compared with the R30 million (US$4 million) interest paid in the September quarter which was partially offset by interest received of R26 million (US$4 million). The increase in interest paid was due to an increase in borrowings in South Africa during the December quarter as a result of the strike.

The profit on share of results of associates after taxation increased from R18 million (US$2 million) in the September quarter to R40 million (US$5 million) in the December quarter and related to Sibanye's share in Rand Refinery.

Share-based payments were similar to the September quarter at R64 million (US$7 million).

Other costs decreased from R46 million (US$5 million) in the September quarter to R29 million (US$3 million) in the December quarter.

Government royalties for discontinued operations decreased from R53 million (US$6 million) to R29 million (US$3 million) as a result of the decrease in revenue.

Taxation for discontinued operations was a credit of R5 million (US$nil) for the December quarter compared with a tax charge of R117 million (US$16 million) in the September quarter, mainly due to the lower profit resulting from the illegal strike action.

Net earnings attributable to owners of the parent amounted to R164 million (US$13 million) or 22 SA cents per share (US$0.02 per share) in the December quarter, compared with

R425 million (US$49 million) or 58 SA cents per share (US$0.07 per share) in the September quarter.

Normalised earnings of R151 million (US$11 million) or 20 SA cents per share (US$0.01 per share) in the December quarter, compared with R452 million (US$52 million) or 62 SA cents per share (US$0.07 per share) in the September quarter.

Notional cash expenditure (NCE)

The NCE for discontinued operations, which includes capitalised Corporate costs increased from R385,630 per kilogram (US$1,452 per ounce) in the September quarter to R490,265 per kilogram (US$1,759 per ounce) in the December quarter. This increase was as a result of the decreased production partially offset by lower operating costs and capital expenditure. The NCE margin decreased from 12 per cent in the September quarter to a negative 2 per cent in the December quarter due to the higher NCE, partially offset by the higher gold price.

Year ended 31 December 2012 compared with year ended 31 December 2011

At the discontinued operations gold production decreased by 17 per cent from 1,447 thousand ounces (45,005 kilograms) to 1,224 thousand ounces (38,059 kilograms). The majority of this decrease was due to the wage-related industrial action, the fire at KDC's Ya Rona shaft and slightly lower yields. KDC's gold production decreased from 1,100 thousand ounces (34,218 kilograms) to 934,900 ounces (29,078 kilograms), with losses of approximately 116,000 ounces (3,610 kilograms) due to the industrial action and 30,000 ounces (933 kilograms) due to the fire. Beatrix's gold production decreased from 346,800 ounces (10,787 kilograms) to 288,700 ounces (8,981 kilograms) with losses of approximately 29,000 ounces (900 kilograms) due to the illegal industrial action.

At the discontinued operations, operating costs increased by 10 per cent from R9,861 million (US$1,366 million) for the year ended 2011 to R10,874 million (US$1,328 million) for the year ended 2012. This was due to annual wage increases, a 16 per cent electricity tariff increase and normal inflationary increases, partially offset by labour cost savings incurred as a result of the no-work no-pay policy during the illegal industrial action and other cost saving initiatives at the operations. Total cash cost at the South African operations increased by 30 per cent from R220,224 per kilogram (US$949 per ounce) to R285,851 per kilogram (US$1,086 per ounce).

The average rand gold price increased by 18 per cent from R369,139 per kilogram (US$1,590 per ounce) to R434,943 per kilogram (US$1,652 per ounce). Revenue decreased from R16,613 million (US$2,301 million) in 2011 to R16,554 million (US$2,021 million) in 2012, due to the lower production partially offset by the increased prices.

Operating profit decreased from R4,473 million (US$620 million) to R3,479 million (US$425 million).

Amortisation decreased from R2,279 million (US$316 million) to R2,201 million (US$269 million) due to the lower production. Net interest paid of R9 million (US$1 million) in 2012 compared with net interest received of R89 million (US$12 million) in 2011. Share of result of associates, related to Sibanye's interest in Rand Refinery, increased from R35 million (US$5 million) to R93 million (US$11 million). Share-based payments increased from R238 million (US$33 million) to R264 million (US$32 million). Other costs increased from R42 million (US$6 million) to R104 million (US$13 million).

The mining and income taxation credit of R389 million (US$47 million) in 2012 compared with a charge of R1,235 million (US$171 million) in 2011. This is in line with the lower production and the change in the mining tax formula for the South African operations as well as a deferred tax credit of R1,073 million (US$131 million) as a result of the change in the long term expected deferred tax rate.

Net earnings attributable to owners of the parent amounted to R3,152 million (US$385 million) or 433 SA cents per share (US$0.53 per share) in 2012, compared with R2,513 million (US$348 million) or 348 SA cents per share (US$0.48 per share) in 2011.

Normalised earnings of R3,166 million (US$388 million) or 435 SA cents per share (US$0.53 per share) in 2012, compared with R2,661 million (US$368 million) or 368 SA cents per share (US$0.51 per share) in 2011.

Notional cash expenditure (NCE)

The NCE for discontinued operations, which includes capitalised Corporate costs increased from R284,055 per kilogram (US$1,224 per ounce) in 2011 to R367,338 per kilogram (US$1,395 per ounce) in 2012, mainly due to the decreased production, higher costs and capital expenditure. The NCE margin decreased from 23 per cent in 2011 to 16 per cent in 2012 due to the higher NCE partially offset by the higher gold price.

Corporate

Gold Fields lists and unbundles Sibanye Gold

On 29 November 2012 Gold Fields announced the creation of a new South African gold mining company through the proposed unbundling of its 100 per cent owned subsidiary, Sibanye Gold Limited (Sibanye Gold), formerly known as GFI Mining South Africa Proprietary Limited (GFIMSA), which holds the KDC and Beatrix gold mines as well as various service companies.

Both Gold Fields and Sibanye Gold will be domiciled in South Africa with their primary listing of shares on the JSE and a secondary listing of American depository receipts on the NYSE. The other existing secondary listings on the Swiss, Dubai and Brussels stock exchanges for Gold Fields will remain unchanged.

Following the unbundling, Gold Fields will retain the balance of its current portfolio of assets, including the developing South Deep gold mine located in South Africa.

Following the unbundling, existing Gold Fields shareholders will hold two separate shares or ADRs, namely the newly distributed Sibanye Gold shares or ADRs as well as their original Gold Fields shares or depositary receipts (as the case may be). The transaction does not require shareholder approval and the listings have been approved by the South African Reserve Bank. A full pre-listing statement was released on 10 January 2013.

Directorate changes

Matthews Sello Moloko has tendered his resignation from the Board of Gold Fields Limited, in terms of Section 3.59 of the Listings Requirements of JSE Limited with effect from 31 December 2012. This follows his appointment as the Chairman of Sibanye Gold Limited with effect from 1 January 2013. The Board thanked Mr Moloko for the significant contribution he has made to the affairs of Gold Fields since his appointment in February 2011 and wished him every success in his new role.

Cash dividend

In line with the company's dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared a final dividend number 78 of 75 SA cents per ordinary share (gross) in respect of the year ended 31 December 2012. The final dividend will be subject to the Dividend Withholding Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17(a)(i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local dividends tax rate is 15 per cent (fifteen per centum);
- The gross local dividend amount is 75 SA cents per ordinary share for shareholders exempt from dividends tax;
- The company has no further STC credits available and the Dividend Withholding Tax of 15 per cent (fifteen per centum) will be applicable to this dividend;
- The net local dividend amount is 63.75000 SA cents per ordinary share for shareholders liable to pay the dividends tax;
- Gold Fields currently has 731,648,614 ordinary shares in issue (included in this number are 856,330 treasury shares); and

- Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

Final dividend number 78:	75 SA cents per share	
Last date to trade cum- dividend:	Friday	1 March 2013
Sterling and US dollar conversion date:	Monday	4 March 2013
Shares commence trading ex-dividend:	Monday	4 March 2013
Record date:	Friday	8 March 2013
Payment of dividend:	Monday	11 March 2013

Share certificates may not be dematerialised or rematerialised between Monday, 4 March 2013 and Friday, 8 March 2013, both dates inclusive.

Strategic portfolio review

In line with Gold Fields' stated commitment to focus more on value creation and cash returns and not an undue focus on production levels, Gold Fields concluded a strategic portfolio review of all its operating assets as well as brownfields and greenfields projects in the September 2012 quarter. The purpose of the review was to maximise cash generation and shareholder returns through a more rigorous analysis of operating costs, capital expenditures, production levels and the various projects in the Group.

Although this is a longer-term initiative, with the full extent of the strategic decisions only becoming tangible over time, several of the outcomes of the review were successfully implemented at Gold Fields' operations during the quarter. These changes are expected to have a positive impact on Gold Fields' cash returns going forward and along with further implementation is expected to deliver incremental value to stakeholders.

Most notably, the following material initiatives were rolled out this quarter:
- A revision to the mine plan at Agnew to focus on the high grade Kim ore body – although this will result in a decrease in the production levels, cash returns will be significantly enhanced;
- Closure of the low-margin heap leach operation at St Ives reducing high cost low margin production;
- Closure of the South heap leach facility at Tarkwa following depletion of low-grade ore stockpiles which will also eliminate higher cost production and enable the footprint of the operation to be reduced;
- The creation of fit-for-purpose regional operating structures through the reduction in staff headcount in each of the four operational regions – although this has resulted in short-term restructuring costs, the initiative is planned to deliver material efficiencies and cost savings in the future;
- Exploration funding has been reduced to US$80 million and the portfolio is being actively managed to deliver quality projects;
- Chucapaca project feasibility study has delivered sub-optimal returns and the project is being re-scoped. This will include reviewing underground options and exploration; and
- Far-Southeast project technical has been slowed down while the Group seek to obtain FPIC and FTAA approvals.

Further significant changes are in the process of being implemented and specific outcomes will be communicated to the market as notable changes are made.

Outlook

Attributable gold production for the year ending December 2013 is expected to be between 1,825,000 equivalent ounces and 1,900,000 equivalent ounces excluding the discontinued operations, KDC and Beatrix. Total cash cost is estimated at US$860 per ounce (R250,000 per kilogram) and NCE at US$1,360 per ounce (R395,000 per kilogram) including US$40 per ounce for exploration and growth projects. These estimates are based on an average exchange rate of R/US$9.00 and US$/A$1.04 for the year.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 4 and 43.

Basis of accounting

The condensed consolidated preliminary financial information for the year ended 31 December 2012 have been prepared in accordance with the recognition and measurement requirements of International Financial Reporting Standards (IFRSs), the presentation and disclosure requirements of IAS 34 Interim Financial Reporting applied to year end reporting, the Listings Requirements of the JSE Limited, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act.

The accounting policies used in the preparation of the condensed consolidated preliminary financial statements are consistent with those applied in the previous annual financial statements except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board. The newly adopted standards did not significantly impact the Group's financial results.

The assets and liabilities of Sibanye Gold have been presented as held for distribution following the Group's commitment during November 2012 to unbundle Sibanye Gold. The financial results of Sibanye Gold which include the KDC and Beatrix mines have been presented as discontinued operations in the condensed consolidated preliminary financial statements and the comparative income statements and statement of cash flows have been presented as if Sibanye Gold had been discontinued from the start of the comparative period.

Auditors review

The condensed consolidated preliminary financial statements of Gold Fields Limited for the year ended 31 December 2012 as set out on pages 27 to 38 have been reviewed by the company's auditor, KPMG Inc. In their review report dated 14 February 2013, which is available for inspection at the Company's Registered Office, KPMG Inc. state that their review was conducted in accordance with the International Standard on Review Engagements 2410, *Review of Interim Information Performed by the Independent Auditor of the Entity*, which applies to a review of condensed consolidated preliminary financial information, and have expressed an unmodified conclusion on the condensed consolidated preliminary financial statements.

N.J. Holland
Chief Executive Officer
14 February 2013

The preliminary financial statements are presented on a condensed consolidated basis.

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Year ended	
	December 2012	September 2012	December 2011	December 2012	December 2011
Revenue	8,228.2	7,109.0	7,151.8	28,915.8	25,263.7
Operating costs, net	(3,866.3)	(3,354.9)	(2,889.0)	(13,620.1)	(10,904.1)
- Operating costs	(3,765.9)	(3,457.8)	(3,182.3)	(13,800.0)	(11,450.8)
- Gold inventory change	(100.4)	102.9	293.3	179.9	546.7
Operating profit	**4,361.9**	3,754.1	4,262.8	**15,295.7**	14,359.6
Amortisation and depreciation	(1,227.8)	(996.5)	(1,146.6)	(4,093.8)	(3,377.1)
Net operating profit	**3,134.1**	2,757.6	3,116.2	**11,201.9**	10,982.5
Net interest paid	(81.3)	(78.9)	(96.3)	(295.2)	(291.4)
Share of results of associates after taxation	(129.9)	(162.4)	(0.3)	(407.4)	(5.9)
Gain/(loss) on foreign exchange	12.2	(66.2)	9.6	(112.7)	65.8
(Loss)/gain on financial instruments	(1.4)	6.3	(0.4)	(4.5)	30.3
Share-based payments	(65.4)	(102.5)	(64.0)	(372.5)	(241.3)
Other	(53.3)	(85.7)	52.4	(149.7)	(194.7)
Exploration	(322.3)	(248.9)	(291.6)	(1,052.7)	(832.1)
Feasibility and evaluation costs	(105.8)	(59.7)	(33.1)	(361.2)	(125.6)
Profit before royalties, taxation and non-recurring items	**2,386.9**	1,959.6	2,692.5	**8,446.0**	9,387.6
Non-recurring items	(986.0)	158.3	(16.1)	(992.9)	(201.7)
Profit before royalties and taxation	**1,400.9**	2,117.9	2,676.4	**7,453.1**	9,185.9
Royalties	(279.8)	(225.4)	(232.7)	(955.9)	(791.5)
Profit before taxation	**1,121.1**	1,892.5	2,443.7	**6,497.2**	8,394.4
Mining and income taxation	(649.7)	(816.7)	(872.4)	(3,718.2)	(3,100.6)
- Normal taxation	(796.3)	(691.8)	(762.4)	(2,756.8)	(2,488.2)
- Deferred taxation	146.6	(124.9)	(110.0)	(961.4)	(612.4)
Net profit from continuing operations	**471.4**	1,075.8	1,571.3	**2,779.0**	5,293.8
Net profit from discontinued operations, net of tax	165.0	424.5	1,137.9	3,152.1	2,512.5
Net profit	**636.4**	1,500.3	2,709.2	**5,931.1**	7,806.3
Attributable to:					
- Owners of the parent	545.7	1,424.3	2,604.9	5,658.1	7,026.7
- Non-controlling interest	90.7	76.0	104.3	273.0	779.6
Non-recurring items					
(Loss)/profit on sale of investments	(0.3)	226.2	92.6	225.9	92.6
Profit/(loss) on sale of assets	0.1	-	(0.1)	2.1	(7.1)
Restructuring costs	(292.6)	(47.7)	(26.6)	(416.3)	(173.1)
Impairment of investments and assets	(711.1)	(1.6)	(70.5)	(803.9)	(71.9)
Other	17.9	(18.6)	(11.5)	(0.7)	(42.2)
Total non-recurring items	(986.0)	158.3	(16.1)	(992.9)	(201.7)
Taxation	273.1	21.6	12.3	317.9	65.7
Net non-recurring items after tax and non-controlling interests	(712.9)	179.9	(3.8)	(675.0)	(136.0)
Net earnings from continuing operations	381.6	999.7	1,467.1	2,506.6	4,513.3
Net earnings from discontinued operations	164.1	424.6	1,137.8	3,151.5	2,513.4
Net earnings per share (cents) from continuing operations	53	137	204	345	625
Net earnings per share (cents) from discontinued operations	22	58	157	433	348
Diluted earnings per share (cents) from continuing operations	52	137	202	343	618
Diluted earnings per share (cents) from discontinued operations	21	57	155	431	344
Headline earnings from continuing operations	792.8	775.3	1,444.3	2,783.2	4,497.0
Headline earnings from discontinued operations	163.0	424.3	1,137.4	3,149.8	2,510.6
Headline earnings per share (cents) from continuing operations	108	106	200	382	622
Headline earnings per share (cents) from discontinued operations	23	59	157	434	348
Diluted headline earnings per share (cents) from continuing operations	108	105	198	381	615
Diluted headline earnings per share (cents) from discontinued operations	22	58	155	431	344
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation - continuing operations	1,216.4	1,024.3	1,467.4	3,668.3	4,581.9
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation - discontinued operations	151.1	452.2	1,185.5	3,165.8	2,660.5
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents) - continuing operations	167	140	204	504	634
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents) - discontinued operations	20	62	164	435	368
Gold sold – managed kg	17,510	16,095	16,478	66,328	69,973
Gold price received R/kg	469,914	441,690	434,021	435,952	361,049
Total cash cost R/kg	221,188	210,221	185,138	206,531	161,548

The reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2012 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars	Quarter			Year ended	
	December 2012	September 2012	December 2011	December 2012	December 2011
Revenue	954.3	861.9	889.4	3,530.6	3,499.1
Operating costs, net	(448.4)	(406.6)	(355.4)	(1,663.0)	(1,510.3)
- Operating costs	(435.5)	(419.1)	(394.6)	(1,685.0)	(1,586.0)
- Gold inventory change	(12.9)	12.5	39.2	22.0	75.7
Operating profit	**505.9**	455.3	534.0	**1,867.6**	1,988.8
Amortisation and depreciation	(142.9)	(120.8)	(146.3)	(499.8)	(467.7)
Net operating profit	**363.0**	334.5	387.7	**1,367.8**	1,521.1
Net interest paid	(9.4)	(9.6)	(12.2)	(36.0)	(40.4)
Share of results of associates after taxation	(15.2)	(20.0)	-	(49.7)	(0.8)
Gain/(loss) on foreign exchange	1.8	(8.2)	1.0	(13.8)	9.1
(Loss)/gain on financial instruments	(0.1)	0.7	(0.2)	(0.5)	4.2
Share-based payments	(7.3)	(12.4)	(7.9)	(45.5)	(33.4)
Other	(6.2)	(11.0)	8.6	(18.5)	(26.9)
Exploration	(37.5)	(30.2)	(37.1)	(128.5)	(115.2)
Feasibility and evaluation costs	(12.3)	(7.1)	(4.1)	(44.1)	(17.4)
Profit before royalties, taxation and non-recurring items	**276.8**	236.7	335.8	**1,031.2**	1,300.3
Non-recurring items	(120.3)	19.9	(1.3)	(121.2)	(28.0)
Profit before royalties and taxation	**156.5**	256.6	334.5	**910.0**	1,272.3
Royalties	(32.5)	(27.3)	(29.1)	(116.7)	(109.6)
Profit before taxation	**124.0**	229.3	305.4	**793.3**	1,162.7
Mining and income taxation	(71.9)	(97.8)	(108.4)	(454.0)	(429.5)
- Normal taxation	(92.5)	(83.9)	(95.8)	(336.6)	(344.5)
- Deferred taxation	20.6	(13.9)	(12.6)	(117.4)	(85.0)
Net profit from continuing operations	**52.1**	131.5	197.0	**339.3**	733.2
Net profit from discontinued operations, net of tax	12.9	48.5	149.9	384.9	348.0
Net profit	**65.0**	180.0	346.9	**724.2**	1,081.2
Attributable to:					
- Owners of the parent	54.4	170.7	336.2	690.9	973.2
- Non-controlling interest	10.6	9.3	10.7	33.3	108.0
Non-recurring items					
(Loss)/profit on sale of investments	(0.6)	28.2	12.8	27.6	12.8
Profit/(loss) on sale of assets	0.1	(0.1)	-	0.3	(1.0)
Restructuring costs	(35.4)	(5.8)	(2.9)	(50.8)	(24.0)
Impairment of investments and assets	(86.6)	(0.1)	(9.8)	(98.2)	(10.0)
Other	2.2	(2.3)	(1.4)	(0.1)	(5.8)
Total non-recurring items	**(120.3)**	19.9	(1.3)	**(121.2)**	(28.0)
Taxation	33.2	2.7	1.4	38.8	9.1
Net non-recurring items after tax and non-controlling interests	**(87.1)**	22.6	0.1	**(82.4)**	(18.9)
Net earnings from continuing operations	41.4	122.3	186.3	306.1	625.1
Net earnings from discontinued operations	12.8	48.4	149.9	384.8	348.1
Net earnings per share (cents) from continuing operations	5	17	26	42	87
Net earnings per share (cents) from discontinued operations	2	7	21	53	48
Diluted earnings per share (cents) from continuing operations	5	17	26	42	86
Diluted earnings per share (cents) from discontinued operations	2	6	20	53	47
Headline earnings from continuing operations	91.8	94.2	183.2	339.8	622.9
Headline earnings from discontinued operations	12.9	48.4	149.8	384.7	347.7
Headline earnings per share (cents) from continuing operations	12	11	25	46	86
Headline earnings per share (cents) from discontinued operations	3	8	21	54	48
Diluted headline earnings per share (cents) from continuing operations	12	11	25	46	85
Diluted headline earnings per share (cents) from discontinued operations	3	8	21	54	48
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation - continuing operations	142.5	125.2	185.9	446.9	634.7
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation - discontinued operations	11.1	51.8	155.9	387.5	368.4
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents) - continuing operations	20	18	25	62	88
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents) - discontinued operations	1	7	22	53	51
South African rand/United States dollar conversion rate	8.67	8.26	8.08	8.19	7.22
South African rand/Australian dollar conversion rate	9.00	8.56	8.16	8.48	7.45
Gold sold – managed oz (000)	563	518	530	2,133	2,250
Gold price received US$/oz	1,686	1,663	1,671	1,656	1,555
Total cash cost US$/oz	793	792	713	784	696

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Year ended	
	December 2012	September 2012	December 2011	December 2012	December 2011
Net profit	**636.4**	1,500.3	2,709.2	**5,931.1**	7,806.3
Other comprehensive income net of tax	**597.3**	134.9	24.9	**1,270.3**	1,641.3
Marked to market valuation of listed investments	**69.8**	(95.3)	(213.5)	**24.8**	(210.7)
Currency translation adjustments and other	**536.8**	217.7	222.9	**1,237.7**	1,832.0
Share equity investee's other comprehensive income	**-**	-	-	**-**	0.1
Deferred taxation on marked to market valuation of listed investments	**(9.3)**	12.5	15.5	**7.8**	19.9
Total comprehensive income	**1,233.7**	1,635.2	2,734.1	**7,201.4**	9,447.6
Attributable to:					
- Owners of the parent	**1,089.4**	1,578.0	2,613.4	**6,729.8**	8,651.2
- Non-controlling interest	**144.3**	57.2	120.7	**471.6**	796.4
	1,233.7	1,635.2	2,734.1	**7,201.4**	9,447.6

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars	Quarter			Year ended	
	December 2012	September 2012	December 2011	December 2012	December 2011
Net profit	**65.0**	180.0	346.9	**724.2**	1,081.2
Other comprehensive (expenses)/income net of tax	**(139.6)**	107.4	(31.2)	**(159.5)**	(902.6)
Marked to market valuation of listed investments	**8.6**	(12.0)	(29.6)	**3.0**	(29.2)
Currency translation adjustments and other	**(147.1)**	117.9	(3.8)	**(163.5)**	(876.2)
Share equity investee's other comprehensive income	**-**	-	-	**-**	-
Deferred taxation on marked to market valuation of listed investments	**(1.1)**	1.5	2.2	**1.0**	2.8
Total comprehensive (expenses)/income	**(74.6)**	287.4	315.7	**564.7**	178.6
Attributable to:					
- Owners of the parent	**(84.5)**	277.7	301.2	**518.0**	93.8
- Non-controlling interest	**9.9**	9.7	14.5	**46.7**	84.8
	(74.6)	287.4	315.7	**564.7**	178.6

Statement of financial position
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	December 2012	December 2011	December 2012	December 2011
Property, plant and equipment	53,789.1	62,682.8	6,276.5	7,710.1
Goodwill	4,458.9	4,458.9	520.3	548.5
Non-current assets	910.6	1,313.3	106.3	161.5
Investments	2,318.1	820.6	270.5	100.9
Deferred taxation	356.0	930.4	41.6	114.4
Current assets	33,212.9	14,076.0	3,875.5	1,731.3
- Other current assets	7,604.1	8,027.0	887.3	987.3
- Cash and deposits	5,195.6	6,049.0	606.3	744.0
- Assets held for distribution	20,413.2	-	2,381.9	-
Total assets	95,045.6	84,282.0	11,090.7	10,366.7
Shareholders' equity	53,157.4	48,061.5	6,202.8	5,911.6
Deferred taxation	5,106.4	9,777.5	595.8	1,202.6
Long-term loans	15,672.9	11,062.3	1,828.8	1,360.7
Environmental rehabilitation provisions	2,131.6	3,190.3	248.8	392.4
Post-retirement health care provisions	-	16.8	-	2.1
Other long-term provisions	119.0	110.0	13.9	13.5
Current liabilities	18,858.3	12,063.6	2,200.6	1,483.8
- Other current liabilities	6,164.1	7,616.5	719.3	936.8
- Current portion of long-term loans	342.8	4,447.1	40.0	547.0
- Liabilities held for distribution	12,351.4	-	1,441.3	-
Total equity and liabilities	95,045.6	84,282.0	11,090.7	10,366.7
South African rand/US dollar conversion rate			8.57	8.13
South African rand/Australian dollar conversion rate			8.92	8.25
Net debt for continuing operations	10,820.1	9,460.4	1,262.5	1,163.7

Condensed statement of changes in equity

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2011	**31,526.3**	**2,065.5**	**13,295.1**	**1,174.6**	**48,061.5**
Total comprehensive income	-	1,071.7	5,658.1	471.6	**7,201.4**
Profit for the period	-	-	5,658.1	273.0	**5,931.1**
Other comprehensive income	-	1,071.7	-	198.6	**1,270.3**
Dividends paid	-	-	(2,846.3)	(72.6)	**(2,918.9)**
Share-based payments	-	636.0	-	-	**636.0**
Transactions with non-controlling interest	-	-	(68.9)	0.7	**(68.2)**
Loans received from non-controlling interest	-	-	-	229.6	**229.6**
Exercise of employee share options	16.0	-	-	-	**16.0**
Balance as at 31 December 2012	**31,542.3**	**3,773.2**	**16,038.0**	**1,803.9**	**53,157.4**

United States Dollars

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2011	**4,597.9**	**(605.6)**	**1,774.8**	**144.5**	**5,911.6**
Total comprehensive (expenses)/income	-	(172.9)	690.9	46.7	**564.7**
Profit for the period	-	-	690.9	33.3	**724.2**
Other comprehensive (expenses)/income	-	(172.9)	-	13.4	**(159.5)**
Dividends paid	-	-	(364.2)	(8.5)	**(372.7)**
Share-based payments	-	77.7	-	-	**77.7**
Transactions with non-controlling interest	-	-	(8.3)	0.1	**(8.2)**
Loans received from non-controlling interest	-	-	-	27.7	**27.7**
Exercise of employee share options	2.0	-	-	-	**2.0**
Balance as at 31 December 2012	**4,599.9**	**(700.8)**	**2,093.2**	**210.5**	**6,202.8**

South African Rand

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2010	**31,560.6**	**(38.3)**	**12,019.8**	**3,080.4**	**46,622.5**
Total comprehensive income	-	1,624.5	7,026.7	796.4	**9,447.6**
Profit for the period	-	-	7,026.7	779.6	**7,806.3**
Other comprehensive income	-	1,624.5	-	16.8	**1,641.3**
Dividends paid	-	-	(1,229.4)	(266.7)	**(1,496.1)**
Share-based payments	-	479.3	-	-	**479.3**
Loans received from non-controlling interest	-	-	-	225.4	**225.4**
Transactions with non-controlling interest	-	-	(4,522.0)	(2,660.9)	**(7,182.9)**
Treasury shares	(81.4)	-	-	-	**(81.4)**
Exercise of employee share options	47.1	-	-	-	**47.1**
Balance as at 31 December 2011	**31,526.3**	**2,065.5**	**13,295.1**	**1,174.6**	**48,061.5**

United States Dollars

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2010	**4,602.7**	**207.4**	**1,640.6**	**456.4**	**6,907.1**
Total comprehensive (expenses)/income	-	(879.4)	973.2	84.8	**178.6**
Profit for the period	-	-	973.2	108.0	**1,081.2**
Other comprehensive (expenses)/income	-	(879.4)	-	(23.2)	**(902.6)**
Dividends paid	-	-	(174.9)	(36.2)	**(211.1)**
Share-based payments	-	66.4	-	-	**66.4**
Loans received from non-controlling interest	-	-	-	31.0	**31.0**
Transactions with non-controlling interest	-	-	(664.1)	(391.5)	**(1,055.6)**
Treasury shares	(11.3)	-	-	-	**(11.3)**
Exercise of employee share options	6.5	-	-	-	**6.5**
Balance as at 31 December 2011	**4,597.9**	**(605.6)**	**1,774.8**	**144.5**	**5,911.6**

Statement of cash flows

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Year ended	
	December 2012	September 2012	December 2011	**December 2012**	December 2011
Cash flows from operating activities	**3,421.5**	1,449.0	4,952.8	**11,807.2**	15,746.0
Profit before royalties, tax and non-recurring items	**2,386.9**	1,959.6	2,692.5	**8,446.0**	9,387.6
Non-recurring items	**(986.0)**	158.3	(16.1)	**(992.9)**	(201.7)
Amortisation and depreciation	**1,227.8**	996.5	1,146.6	**4,093.8**	3,377.1
South Deep BEE dividend paid	**-**	-	-	**(20.0)**	(21.4)
Change in working capital	**55.0**	(1,076.3)	(427.5)	**(983.2)**	(362.4)
Royalties and taxation paid	**(668.3)**	(839.2)	(1,005.5)	**(3,664.9)**	(2,850.2)
Other non-cash items	**784.3**	(97.5)	11.1	**991.0**	270.2
Cash generated by continuing operations	**2,799.7**	1,101.4	2,401.1	**7,869.8**	9,599.2
Cash generated by discontinued operations	**621.8**	347.6	2,551.7	**3,937.4**	6,146.8
Dividends paid	**(43.7)**	(1,195.9)	(88.4)	**(2,943.0)**	(1,530.6)
Owners of the parent	**-**	(1,169.0)	-	**(2,846.3)**	(1,229.4)
Non-controlling interest holders	**(43.7)**	(26.9)	(88.4)	**(96.7)**	(301.2)
Cash flows from investing activities	**(3,658.0)**	(3,196.1)	(3,345.6)	**(13,705.3)**	(17,958.8)
Capital expenditure – additions	**(2,892.5)**	(2,778.5)	(2,380.2)	**(10,156.3)**	(7,280.6)
Capital expenditure – proceeds on disposal	**2.4**	8.3	18.1	**10.6**	22.7
Payment to FSE	**-**	-	-	**(833.8)**	(534.6)
Payment to Bezant	**-**	-	(55.4)	**-**	(55.4)
La Cima non-controlling interest buy-out	**(7.2)**	-	(1.5)	**(7.3)**	(2,612.5)
Ghana non-controlling interest buy-out	**-**	-	-	**-**	(4,519.7)
South Deep non-controlling interest buy-out	**-**	-	(50.7)	**-**	(50.7)
Talas non-controlling interest buy-out	**-**	(83.1)	-	**(83.1)**	-
Purchase of investments	**-**	-	-	**(6.5)**	(0.7)
Proceeds on disposal of investments	**3.0**	513.9	62.1	**525.6**	98.9
Environmental and post-retirement health care payments	**(6.9)**	(3.0)	(6.7)	**(27.4)**	(20.1)
Cash utilised in continuing operations	**(2,901.2)**	(2,342.4)	(2,414.3)	**(10,578.2)**	(14,952.7)
Cash utilised in discontinued operations	**(756.8)**	(853.7)	(931.3)	**(3,127.1)**	(3,006.1)
Cash flows from financing activities	**1,672.3**	284.2	21.3	**4,072.1**	3,663.0
Loans received	**260.8**	-	687.0	**7,351.9**	7,786.1
Loans repaid	**(110.8)**	(1,592.8)	(756.1)	**(7,745.4)**	(4,395.6)
Non-controlling interest holders' loans received	**55.4**	94.8	72.9	**229.6**	225.4
Shares issued	**1.9**	2.2	17.5	**16.0**	47.1
Cash generated by/(utilised in) continuing operations	**207.3**	(1,495.8)	21.3	**(147.9)**	3,663.0
Cash generated by discontinued operations	**1,465.0**	1,780.0	-	**4,220.0**	-
Net cash inflow/(outflow)	**1,392.1**	(2,658.8)	1,540.1	**(769.0)**	(80.4)
Translation adjustment	**141.4**	75.2	74.2	**338.5**	665.6
Cash at beginning of period	**4,085.0**	6,668.6	4,434.7	**6,049.0**	5,463.8
Cash at end of period	**5,618.5#**	4,085.0	6,049.0	**5,618.5#**	6,049.0
***Cash flow from operating activities less capital expenditure additions for continuing operations**	**(92.8)**	(1,677.1)	20.9	**(2,286.5)**	2,318.6
***Cash flow from operating activities less capital expenditure additions for discontinued operations**	**(137.1)**	(506.2)	1,689.7	**830.3**	3,224.2

#Cash at the end of December 2012 of R5,618.5 million comprised cash attributable to continuing operations of R5,195.6 million and cash attributable to discontinued operations of R422.9 million.

Statement of cash flows

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars	Quarter			Year ended	
	December 2012	September 2012	December 2011	December 2012	December 2011
Cash flows from operating activities	**395.2**	172.3	615.4	**1,441.3**	2,165.0
Profit before royalties, tax and non-recurring items	**276.8**	236.7	335.9	**1,031.2**	1,300.4
Non-recurring items	**(120.3)**	20.0	(1.3)	**(121.2)**	(28.0)
Amortisation and depreciation	**142.9**	120.8	146.3	**499.9**	467.7
South Deep BEE dividend paid	**-**	-	0.1	**(2.5)**	(3.0)
Change in working capital	**9.3**	(134.1)	(59.6)	**(120.0)**	(50.2)
Royalties and taxation paid	**(74.5)**	(99.6)	(129.6)	**(446.5)**	(396.6)
Other non-cash items	**95.2**	(12.5)	-	**120.9**	37.4
Cash generated by continuing operations	**329.4**	131.3	291.8	**961.8**	1,327.7
Cash generated by discontinued operations	**65.8**	41.0	323.6	**479.4**	837.3
Dividends paid	**(5.0)**	(146.0)	(11.0)	**(375.7)**	(216.8)
Owners of the parent	**-**	(142.7)	-	**(364.2)**	(174.9)
Non-controlling interest holders	**(5.0)**	(3.3)	(11.0)	**(11.5)**	(41.9)
Cash flows from investing activities	**(423.2)**	(387.2)	(423.2)	**(1,680.2)**	(2,539.4)
Capital expenditure – additions	**(335.5)**	(338.2)	(302.3)	**(1,240.1)**	(1,008.4)
Capital expenditure – proceeds on disposal	**0.3**	1.0	2.5	**1.3**	3.1
Payment to FSE	**-**	-	-	**(110.0)**	(66.0)
Payment to Bezant	**-**	-	(7.0)	**-**	(7.0)
La Cima non-controlling interest buy-out	**(0.8)**	-	(0.2)	**(0.8)**	(382.3)
Ghana non-controlling interest buy-out	**-**	-	-	**-**	(667.0)
South Deep non-controlling interest buy-out	**-**	-	(6.3)	**-**	(6.3)
Talas non-controlling interest buy-out	**-**	(10.0)	-	**(10.0)**	-
Purchase of investments	**-**	-	-	**(0.8)**	(0.1)
Proceeds on disposal of investments	**0.3**	64.0	8.4	**65.4**	13.7
Environmental and post-retirement health care payments	**(0.8)**	(0.4)	(0.9)	**(3.4)**	(2.8)
Cash utilised in continuing operations	**(336.5)**	(283.6)	(305.8)	**(1,298.4)**	(2,123.1)
Cash utilised in discontinued operations	**(86.7)**	(103.6)	(117.4)	**(381.8)**	(416.3)
Cash flows from financing activities	**194.5**	33.9	1.2	**504.8**	550.8
Loans received	**30.0**	-	83.0	**936.3**	1,111.2
Loans repaid	**(12.9)**	(193.0)	(93.0)	**(975.9)**	(597.9)
Non-controlling interest holders' loans received	**6.3**	11.4	9.0	**27.7**	31.0
Shares issued	**0.2**	0.3	2.2	**2.0**	6.5
Cash generated by/(utilised in) continuing operations	**23.6**	(181.3)	1.2	**(9.9)**	550.8
Cash generated by discontinued operations	**170.9**	215.2	-	**514.7**	-
Net cash inflow/(outflow)	**161.5**	(327.0)	182.4	**(109.8)**	(40.4)
Translation adjustment	**0.1**	26.2	14.1	**21.4**	(25.1)
Cash at beginning of period	**494.0**	794.8	547.5	**744.0**	809.5
Cash at end of period	**655.6#**	494.0	744.0	**655.6#**	744.0
*Cash flow from operating activities less capital expenditure additions for continuing operations	**(6.1)**	(206.9)	(10.5)	**(278.2)**	319.3
*Cash flow from operating activities less capital expenditure additions for discontinued operations	**(21.2)**	(62.8)	215.7	**100.1**	432.5

#Cash at the end of December 2012 of US$655.6 million comprised cash attributable to continuing operations of US$606.3 million and cash attributable to discontinued operations of US$49.3 million.

Reconciliation of headline earnings from continuing operations with net earnings from continuing operations

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Year ended	
	December 2012	September 2012	December 2011	**December 2012**	December 2011
Net earnings from continuing operations	**381.6**	999.7	1,467.1	**2,506.6**	4,513.3
Loss/(profit) on sale of investments	0.3	(226.2)	(92.6)	**(225.9)**	(92.6)
Taxation effect on sale of investments	24.6	-	19.5	**24.6**	19.5
(Profit)/loss on sale of assets	(0.1)	-	0.1	**(2.1)**	7.1
Taxation effect on sale of assets	(0.2)	0.2	(0.1)	**0.6**	(2.0)
Impairment of investments and assets	554.2	1.6	70.5	**647.0**	71.9
Taxation on impairment of investments and assets	(167.6)	-	(20.2)	**(167.6)**	(20.2)
Headline earnings from continuing operations	**792.8**	775.3	1,444.3	**2,783.2**	4,497.0
Headline earnings per share – cents	**108**	106	200	**382**	623
Based on headline earnings as given above divided by 729,075,924 (September 2012 – 728,713,370 and December 2011 – 723,569,224) being the weighted average number of ordinary shares in issue.					

United States Dollars	Quarter			Year ended	
	December 2012	September 2012	December 2011	**December 2012**	December 2011
Net earnings from continuing operations	**41.4**	122.3	186.3	**306.1**	625.1
Loss/(profit) on sale of investments	0.5	(28.2)	(12.8)	**(27.6)**	(12.8)
Taxation effect on sale of investments	3.0	-	2.7	**3.0**	2.7
(Profit)/loss on sale of assets	(0.1)	-	-	**(0.3)**	1.0
Taxation effect on sale of assets	-	-	-	**0.1**	(0.3)
Impairment of investments and assets	67.4	0.1	9.8	**79.0**	10.0
Taxation effect on impairment of investments and assets	(20.4)	-	(2.8)	**(20.5)**	(2.8)
Headline earnings from continuing operations	**91.8**	94.2	183.2	**339.8**	622.9
Headline earnings per share – cents	**12**	11	25	**46**	86
Based on headline earnings as given above divided by 729,075,924 (September 2012 – 728,713,370 and December 2011 – 723,569,224) being the weighted average number of ordinary shares in issue.					

Reconciliation of headline earnings from discontinued operations with net earnings from discontinued operations

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Year ended	
	December 2012	September 2012	December 2011	**December 2012**	December 2011
Net earnings from discontinued operations	**164.1**	424.6	1,137.8	**3,151.5**	2,513.4
Profit on sale of assets	(1.6)	(0.4)	(0.6)	**(2.4)**	(4.3)
Taxation effect on sale of assets	0.5	0.1	0.2	**0.7**	1.5
Headline earnings from discontinued operations	**163.0**	424.3	1,137.4	**3,149.8**	2,510.6
Headline earnings per share – cents	**23**	59	157	**434**	348
Based on headline earnings as given above divided by 729,075,924 (September 2012 – 728,713,370 and December 2011 – 723,569,224) being the weighted average number of ordinary shares in issue.					

United States Dollars	Quarter			Year ended	
	December 2012	September 2012	December 2011	**December 2012**	December 2011
Net earnings from discontinued operations	**12.8**	48.4	149.9	**384.8**	348.1
Profit on sale of assets	(0.1)	-	(0.1)	**(0.2)**	(0.6)
Taxation effect on sale of assets	0.2	-	-	**0.1**	0.2
Headline earnings from discontinued operations	**12.9**	48.4	149.8	**384.7**	347.7
Headline earnings per share – cents	**3**	8	21	**54**	48
Based on headline earnings as given above divided by 729,075,924 (September 2012 – 728,713,370 and December 2011 – 723,569,224) being the weighted average number of ordinary shares in issue.					

Hedging/Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

South Africa forward exchange contracts*

There were no outstanding contracts at the end of December 2012.

* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

Australia - Diesel hedge*

St Ives Gold Mining Company (Pty) Ltd entered into a Gasoil 10PPM FOB Singapore contract for 10,000 barrels per month effective 1 August 2012 until 31 January 2013 at a fixed price of USD118.90 per barrel. Outstanding at the end of December 2012:

- 20,000 barrels with a mark to market value of USD0.1 million

* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

Pro Forma Debt maturity ladder - continuing operations

The table below shows the debt maturity profile of Gold Fields' continuing operations reflecting the new dollar facilities that have been negotiated for the Group post unbundling.

Figures are in millions unless otherwise stated

	31 Dec 2013	31 Dec 2014	31 Dec 2015	1 Jan 2016 to 31 Dec 2020	Total
Committed loan facilities (including US$ bond)					
Rand million	-	-	-	-	-
US dollar million	40.0	298.0	785.0	1,708.8	2,831.8
Dollar debt translated to rand	342.8	2,553.9	6,727.5	14,644.5	24,268.7
Total (R'm)	**342.8**	**2,553.9**	**6,727.5**	**14,644.5**	**24,238.7**
Utilisation – Uncommitted and committed loan facilities (including US$ bond)					
Rand million	-	-	-	-	-
US dollar million	40.0	40.0	750.0	1,038.8	1,868.8
Dollar debt translated to rand	342.8	342.8	6,427.5	8,902.6	16,015.7
Total (R'm)	**342.8**	**342.8**	**6,427.5**	**8,902.6**	**16,015.7**

Exchange rate: US$1 = R8.57 being the closing rate at the end of the December 2012 quarter.

Pro Forma Debt maturity ladder – discontinued operations

The table below shows the debt maturity profile of Gold Fields' discontinued operations (Sibanye Gold) reflecting the new bridge facility that has been negotiated for Sibanye Gold post unbundling.

Figures are in millions unless otherwise stated

	31 Dec 2013	31 Dec 2014	31 Dec 2015	1 Jan 2016 to 31 Dec 2020	Total
Committed loan facilities					
Rand million	-	6,000.0	-	-	6,000.0
US dollar million	-	-	-	-	-
Dollar debt translated to rand	-	-	-	-	-
Total (R'm)	**-**	**6,000.0**	**-**	**-**	**6,000.0**
Utilisation – Uncommitted and committed loan facilities					
Bridge	-	4,220.0	-	-	4,220.0
Rand million	-	4,220.0	-	-	4,220.0
US dollar million	-	-	-	-	-
Dollar debt translated to rand	-	-	-	-	-
Total (R'm)	**-**	**4,220.0**	**-**	**-**	**4,220.0**
Long-term loans per balance sheet (R'm)					15,672.9
Current portion of long-term loans per balance sheet (R'm)					342.8
Discontinued operations					4,220.0

Exchange rate: US$1 = R8.57 being the closing rate at the end of the December 2012 quarter.

Operating and financial results

South African Rand		Total Mine Operations	Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region
						Ghana		Peru
				South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating Results								
Ore milled/treated (000 tonnes)	**December 2012**	**13,360**	**11,011**	**538**	**7,023**	**5,853**	**1,170**	**1,600**
	September 2012	13,564	10,521	590	6,244	5,151	1,093	1,569
	Financial year ended	56,111	43,926	2,106	27,326	22,910	4,416	6,513
Yield (grams per tonne)	**December 2012**	**1.8**	**1.6**	**3.6**	**1.0**	**1.0**	**1.2**	**1.9**
	September 2012	1.8	1.5	3.8	1.0	1.0	1.1	1.6
	Financial year ended	1.9	1.5	4.0	1.0	1.0	1.2	1.6
Gold produced (kilograms)	**December 2012**	**24,215**	**17,384**	**1,950**	**7,205**	**5,839**	**1,366**	**3,047**
	September 2012	25,922	16,096	2,217	6,511	5,269	1,242	2,573
	Financial year ended	104,129	66,070	8,411	27,532	22,358	5,174	10,641
Gold sold (kilograms)	**December 2012**	**24,341**	**17,510**	**1,950**	**7,205**	**5,839**	**1,366**	**3,173**
	September 2012	25,921	16,095	2,217	6,511	5,269	1,242	2,572
	Financial year ended	104,387	66,328	8,411	27,532	22,358	5,174	10,899
Gold price received (Rand per kilogram)	**December 2012**	**472,618**	**469,914**	**481,487**	**477,183**	**477,085**	**477,599**	**432,241**
	September 2012	439,597	441,690	435,228	439,579	439,856	438,406	459,914
	Financial year ended	435,584	435,952	438,961	439,256	439,154	439,698	418,240
Total cash cost (Rand per kilogram)	**December 2012**	**263,818**	**221,188**	**333,282**	**209,938**	**201,045**	**247,950**	**133,407**
	September 2012	243,143	210,221	292,377	200,246	187,094	256,039	125,855
	Financial year ended	235,451	206,531	290,952	189,263	177,091	241,863	129,672
Notional cash expenditure (Rand per kilogram)	**December 2012**	**405,022**	**371,744**	**672,974**	**334,545**	**311,714**	**432,138**	**222,448**
	September 2012	380,229	377,392	577,492	327,799	298,064	453,945	220,132
	Financial year ended	357,558	352,266	601,141	305,045	276,299	429,262	204,069
Operating costs (Rand per tonne)	**December 2012**	**476**	**342**	**1,223**	**209**	**192**	**296**	**258**
	September 2012	471	329	1,112	209	192	289	230
	Financial year ended	440	314	1,178	195	177	291	215
Financial Results (Rand million)								
Revenue	**December 2012**	**11,504.0**	**8,228.2**	**938.9**	**3,438.1**	**2,785.7**	**652.4**	**1,371.5**
	September 2012	11,394.8	7,109.0	964.9	2,862.1	2,317.6	544.5	1,182.9
	Financial year ended	45,469.3	28,915.8	3,692.1	12,093.6	9,818.6	2,275.0	4,558.4
Net operating costs	**December 2012**	**(6,456.6)**	**(3,866.3)**	**(658.0)**	**(1,498.1)**	**(1,143.9)**	**(354.2)**	**(388.6)**
	September 2012	(6,290.2)	(3,354.9)	(656.3)	(1,274.2)	(960.9)	(313,3)	(302.1)
	Financial year ended	(24,493.7)	(13,620.1)	(2,480.4)	(5,100.6)	(3,845.9)	(1,254.7)	(1,313.6)
- Operating costs	**December 2012**	**(6,356.2)**	**(3,765.9)**	**(658.0)**	**(1,468.1)**	**(1,122.2)**	**(345.9)**	**(412.1)**
	September 2012	(6,393.1)	(3,457.8)	(656.3)	(1,304.1)	(988.7)	(315.4)	(360.8)
	Financial year ended	(24,673.6)	(13,800.0)	(2,480.4)	(5,333.0)	(4,049.1)	(1,283.9)	(1,403.4)
- Gold inventory change	**December 2012**	**(100.4)**	**(100.4)**	**-**	**(30.0)**	**(21.7)**	**(8.3)**	**23.5**
	September 2012	102.9	102.9	-	29.9	27.8	2.1	58.7
	Financial year ended	179.9	179.9	-	232.4	203.2	29.2	89.8
Operating profit	**December 2012**	**5,047.4**	**4,361.9**	**280.9**	**1,940.0**	**1,641.8**	**298.2**	**982.9**
	September 2012	5,104.6	3,754.1	308.6	1,587.9	1,356.7	231.2	880.8
	Financial year ended	20,975.6	15,295.7	1,211.7	6,993.0	5,972.7	1,020.3	3,244.8
Amortisation of mining assets	**December 2012**	**(1,810.6)**	**(1,214.2)**	**(182.5)**	**(348.3)**	**(300.5)**	**(47.8)**	**(119.8)**
	September 2012	(1,555.4)	(986.0)	(179.6)	(316.1)	(254.0)	(62.1)	(88.1)
	Financial year ended	(6,391.7)	(4,047.0)	(674.6)	(1,248.1)	(1,027.3)	(220.8)	(399.4)
Net operating profit	**December 2012**	**3,236.8**	**3,147.7**	**98.4**	**1,591.7**	**1,341.3**	**250.4**	**863.1**
	September 2012	3,549.2	2,768.1	129.0	1,271.8	1,102.7	169.1	792.7
	Financial year ended	14,583.9	11,248.7	537.1	5,744.9	4,945.4	799.5	2,845.4
Other expenses	**December 2012**	**(282.5)**	**(169.8)**	**(14.8)**	**(34.3)**	**(26.2)**	**(8.1)**	**(63.1)**
	September 2012	(238.5)	(152.9)	(19.3)	(41.1)	(22.3)	(18.8)	(56.4)
	Financial year ended	(898.4)	(564.2)	(73.4)	(201.4)	(140.3)	(61.1)	(175.7)
Profit before royalties and taxation	**December 2012**	**2,954.3**	**2,977.9**	**83.6**	**1,557.4**	**1,315.1**	**242.3**	**800.0**
	September 2012	3,310.7	2,615.2	109.7	1,230.7	1,080.4	150.3	736.3
	Financial year ended	13,685.5	10,684.5	463.7	5,543.5	4,805.1	738.4	2,669.7
Royalties, mining and income taxation	**December 2012**	**(881.6)**	**(915.4)**	**38.4**	**(694.7)**	**(567.2)**	**(127.5)**	**(263.7)**
	September 2012	(1,176.2)	(1,001.6)	(37.2)	(505.0)	(455.4)	(49.6)	(261.9)
	Financial year ended	(4,371.6)	(4,462.1)	(55.0)	(2,987.5)	(2,583.6)	(403.9)	(875.9)
- Normal taxation	**December 2012**	**(1,140.0**	**(1,171.9)**	**-**	**(439.3)**	**(391.9)**	**(47.4)**	**(293.7)**
	September 2012	(533.7	(500.1)	-	(272.8)	(305.5)	32.7	(227.3)
	Financial year ended	(3,144.4)	(2,694.0)	-	(1,397.5)	(1,335.5)	(62.0)	(857.6)
- Royalties	**December 2012**	**(308.5)**	**(279.9)**	**(4.7)**	**(171.9)**	**(139.3)**	**(32.6)**	**(40.7)**
	September 2012	(278.3)	(225.4)	(4.9)	(143.0)	(115.8)	(27.2)	(24.0)
	Financial year ended	(1,238.0)	(956.0)	(18.5)	(604.6)	(490.9)	(113.7)	(120.0)
- Deferred taxation	**December 2012**	**566.9**	**536.4**	**43.1**	**(83.5)**	**(36.0)**	**(47.5)**	**70.7**
	September 2012	(364.2)	(276.1)	(32.3)	(89.2)	(34.1)	(55.1)	(10.6)
	Financial year ended	10.8	(812.1)	(36.5)	(985.4)	(757.2)	(228.2)	101.7
Profit before non-recurring items	**December 2012**	**2,072.7**	**2,062.5**	**122.0**	**862.7**	**747.9**	**114.8**	**536.3**
	September 2012	2,134.5	1,613.6	72.5	725.7	625.0	100.7	474.4
	Financial year ended	9,313.9	6,222.4	408.7	2,556.0	2,221.5	334.5	1,793.8
Non-recurring items	**December 2012**	**(1,022.1)**	**(984.9)**	**(220.8)**	**(44.1)**	**(52.0)**	**7.9**	**(5.0)**
	September 2012	(135.6)	(71.2)	(21.3)	(34.5)	(8.2)	(26.3)	(0.1)
	Financial year ended	(1,283.6)	(1,132.9)	(286.6)	(98.6)	(61.8)	(36.8)	(11.8)
Net profit	**December 2012**	**1,050.6**	**1,077.6**	**(98.8)**	**818.6**	**695.9**	**122.7**	**531.3**
	September 2012	1,998.9	1,542.4	51.2	691.2	616.8	74.4	474.3
	Financial year ended	8,030.3	5,089.5	122.1	2,457.4	2,159.7	297.7	1,782.0
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**December 2012**	**1,484.1**	**1,484.2**	**55.8**	**601.5**	**512.7**	**88.8**	**508.1**
	September 2012	2,085.3	1,582.8	66.0	713.1	620.8	92.3	463.5
	Financial year ended	8,706.7	5,658.2	322.7	2,310.4	2,008.5	301.9	1,790.4
Capital expenditure	**December 2012**	**(3,451.4)**	**(2,696.5)**	**(654.3)**	**(942.3)**	**(697.9)**	**(244.4)**	**(265.7)**
	September 2012	(3,463.2)	(2,616.7)	(624.0)	(830.2)	(581.8)	(248.4)	(205.6)
	Financial year ended	(12,558.6)	(9,474.2)	(2,575.8)	(3,065.5)	(2,128.4)	(937.1)	(768.1)

Operating and financial results

South African Rand		Australasia Region#			Discontinued Operations (South Africa Region)		
		Australia					
		Total	**St Ives**	**Agnew**	**Total**	**KDC**	**Beatrix**
Operating Results							
Ore milled/treated (000 tonnes)	**December 2012**	**1,850**	**1,651**	**199**	**2,349**	**1,742**	**607**
	September 2012	2,118	1,853	265	3,043	2,164	879
	Financial year ended	7,981	7,038	943	12,185	8,817	3,368
Yield (grams per tonne)	**December 2012**	**2.8**	**2.1**	**8.6**	**2.9**	**3.0**	**2.7**
	September 2012	2.3	1.8	5.6	3.2	3.4	2.7
	Financial year ended	2.4	2.0	5.8	3.1	3.3	2.7
Gold produced (kilograms)	**December 2012**	**5,182**	**3,474**	**1,708**	**6,831**	**5,204**	**1,627**
	September 2012	4,795	3,316	1,479	9,826	7,411	2,415
	Financial year ended	19,486	13,992	5,494	38,059	29,078	8,981
Gold sold (kilograms)	**December 2012**	**5,182**	**3,474**	**1,708**	**6,831**	**5,204**	**1,627**
	September 2012	4,795	3,316	1,479	9,826	7,411	2,415
	Financial year ended	19,486	13,992	5,494	38,059	29,078	8,981
Gold price received (Rand per kilogram)	**December 2012**	**478,522**	**481,721**	**472,014**	**479,549**	**480,054**	**477,935**
	September 2012	437,769	439,747	433,333	436,169	435,825	437,226
	Financial year ended	439,890	440,266	438,933	434,943	434,710	435,698
Total cash cost (Rand per kilogram)	**December 2012**	**248,398**	**272,251**	**199,883**	**373,093**	**372,925**	**373,632**
	September 2012	231,032	244,813	200,135	297,069	297,085	297,019
	Financial year ended	237,478	245,183	217,856	285,851	283,249	294,277
Notional cash expenditure (Rand per kilogram)	**December 2012**	**397,897**	**468,682**	**253,923**	**489,709**	**492,218**	**481,684**
	September 2012	436,601	499,035	296,619	384,877	390,163	368,654
	Financial year ended	392,487	423,456	313,615	366,746	366,707	366,875
Operating costs (Rand per tonne)	**December 2012**	**664**	**554**	**1,571**	**1,103**	**1,132**	**1,019**
	September 2012	537	443	1,188	965	1,026	813
	Financial year ended	574	479	1,286	892	934	783
Financial Results (Rand million)							
Revenue	**December 2012**	**2,479.7**	**1,673.5**	**806.2**	**3,275.8**	**2,498.2**	**777.6**
	September 2012	2,099.1	1,458.2	640.9	4,285.8	3,229.9	1,055.9
	Financial year ended	8,571.7	6,160.2	2,411.5	16,553.5	12,640.5	3,913.0
Net operating costs	**December 2012**	**(1,321.6)**	**(964.4)**	**(357.2)**	**(2,590.3)**	**(1,971.8)**	**(618.5)**
	September 2012	(1,122.3)	(822.2)	(300.1)	(2,935.3)	(2,220.5)	(714.8)
	Financial year ended	(4,725.5)	(3,491.1)	(1,234.4)	(10,873.6)	(8,236.9)	(2,636.7)
- Operating costs	**December 2012**	**(1,227.7)**	**(915.1)**	**(312.6)**	**(2,590.3)**	**(1,971.8)**	**(618.5)**
	September 2012	(1,136.6)	(821.7)	(314.9)	(2,935.3)	(2,220.5)	(714.8)
	Financial year ended	(4,583.2)	(3,370.5)	(1,212.7)	(10,873.6)	(8,236.9)	(2,636.7)
- Gold inventory change	**December 2012**	**(93.9)**	**(49.3)**	**(44.6)**	**-**	**-**	**-**
	September 2012	14.3	(0.5)	14.8	-	-	-
	Financial year ended	(142.3)	(120.6)	(21.7)	-	-	-
Operating profit	**December 2012**	**1,158.1**	**709.1**	**449.0**	**685.5**	**526.4**	**159.1**
	September 2012	976.8	636.0	340.8	1,350.5	1,009.4	341.1
	Financial year ended	3,846.2	2,669.1	1,177.1	5,679.9	4,403.6	1,276.3
Amortisation of mining assets	**December 2012**	**(563.6)**			**(596.4)**	**(394.0)**	**(202.4)**
	September 2012	(402.2)			(569.4)	(425.4)	(144.0)
	Financial year ended	(1,724.9)			(2,344.7)	(1,712.9)	(631.8)
Net operating profit	**December 2012**	**594.5**			**89.1**	**132.4**	**(43.3)**
	September 2012	574.6			781.1	584.0	197.1
	Financial year ended	2,121.3			3,335.2	2,690.7	644.5
Other expenses	**December 2012**	**(57.6)**			**(112.7)**	**(87.9)**	**(24.8)**
	September 2012	(36.1)			(85.6)	(68.5)	(17.1)
	Financial year ended	(113.7)			(334.2)	(265.3)	(68.9)
Profit before royalties and taxation	**December 2012**	**536.9**			**(23.6)**	**44.5**	**(68.1)**
	September 2012	538.5			695.5	515.5	180.0
	Financial year ended	2,007.6			3,001.0	2,425.4	575.6
Royalties, mining and income taxation	**December 2012**	**4.6**			**33.8**	**10.1**	**23.7**
	September 2012	(197.5)			(174.6)	(116.5)	(58.1)
	Financial year ended	(543.7)			90.5	44.3	46.2
- Normal taxation	**December 2012**	**(438.9)**			**31.9**	**21.9**	**10.0**
	September 2012	-			(33.6)	(2.6)	(31.0)
	Financial year ended	(438.9)			(450.4)	(328.9)	(121.5)
- Royalties	**December 2012**	**(62.6)**			**(28.6)**	**(22.6)**	**(6.0)**
	September 2012	(53.5)			(52.9)	(34.5)	(18.4)
	Financial year ended	(212.9)			(282.0)	(211.5)	(70.5)
- Deferred taxation	**December 2012**	**506.1**			**30.5**	**10.8**	**19.7**
	September 2012	(144.0)			(88.1)	(79.4)	(8.7)
	Financial year ended	108.1			822.9	584.7	238.2
Profit before non-recurring items	**December 2012**	**541.5**			**10.2**	**54.6**	**(44.4)**
	September 2012	341.0			520.9	399.0	121.9
	Financial year ended	1,463.9			3,091.5	2,469.7	621.8
Non-recurring items	**December 2012**	**(715.0)**			**(37.2)**	**(34.9)**	**(2.3)**
	September 2012	(15.3)			(64.4)	(63.9)	(0.5)
	Financial year ended	(735.9)			(150.7)	(142.7)	(8.0)
Net profit	**December 2012**	**(173.5)**			**(27.0)**	**19.7**	**(46.7)**
	September 2012	325.7			456.5	335.1	121.4
	Financial year ended	728.0			2,940.8	2,327.0	613.8
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**December 2012**	**318.8**			**(0.1)**	**44.9**	**(45.0)**
	September 2012	340.2			502.5	380.7	121.8
	Financial year ended	1,234.7			3,048.5	2,428.9	619.6
Capital expenditure	**December 2012**	**(834.2)**	**(713.1)**	**(121.1)**	**(754.9)**	**(589.7)**	**(165.2)**
	September 2012	(956.9)	(833.1)	(123.8)	(846.5)	(671.0)	(175.5)
	Financial year ended	(3,064.8)	(2,554.5)	(510.3)	(3,084.4)	(2,426.2)	(658.2)

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

United States Dollars		Total Mine Operations	Total Mine Continuing Operations	South Africa Region	West Africa Region		Ghana		South America Region
				South Deep	Total		Tarkwa	Damang	Peru Cerro Corona
Operating Results									
Ore milled/treated (000 tonnes)	**December 2012**	**13,360**	**11,011**	**538**	**7,023**	**5,853**	**1,170**		**1,600**
	September 2012	13,564	10,521	590	6,244	5,151	1,093		1,569
	Financial year ended	56,111	43,926	2,106	27,326	22,910	4,416		6,513
Yield (ounces per tonne)	**December 2012**	**0.058**	**0.051**	**0.117**	**0.033**	**0.032**	**0.038**		**0.061**
	September 2012	0.061	0.049	0.121	0.034	0.033	0.037		0.053
	Financial year ended	0.060	0.048	0.128	0.032	0.031	0.038		0.053
Gold produced (000 ounces)	**December 2012**	**778.5**	**558.9**	**62.7**	**231.8**	**187.8**	**44.0**		**97.9**
	September 2012	833.4	517.5	71.3	209.3	169.4	39.9		82.7
	Financial year ended	3,347.8	2,124.2	270.4	885.3	718.8	166.4		342.1
Gold sold (000 ounces)	**December 2012**	**782.6**	**563.0**	**62.7**	**231.8**	**187.8**	**44.0**		**102.0**
	September 2012	833.5	517.5	71.3	209.3	169.4	39.9		82.7
	Financial year ended	3,356.1	2,132.5	270.4	885.3	718.8	166.4		350.4
Gold price received (dollars per ounce)	**December 2012**	**1,696**	**1,686**	**1,727**	**1,712**	**1,712**	**1,713**		**1,551**
	September 2012	1,655	1,663	1,639	1,655	1,656	1,651		1,732
	Financial year ended	1,654	1,656	1,667	1,668	1,668	1,670		1,588
Total cash cost (dollars per ounce)	**December 2012**	**946**	**793**	**1,196**	**753**	**721**	**889**		**479**
	September 2012	916	792	1,101	754	705	964		474
	Financial year ended	894	784	1,105	719	673	918		492
Notional cash expenditure (dollars per ounce)	**December 2012**	**1,453**	**1,334**	**2,414**	**1,200**	**1,118**	**1,550**		**798**
	September 2012	1,432	1,421	2,175	1,234	1,122	1,709		829
	Financial year ended	1,358	1,338	2,283	1,158	1,049	1,630		775
Operating costs (dollars per tonne)	**December 2012**	**55**	**39**	**141**	**24**	**22**	**34**		**30**
	September 2012	57	40	135	25	23	35		28
	Financial year ended	54	38	144	24	22	35		26
Financial Results ($ million)									
Revenue	**December 2012**	**1,322.0**	**954.3**	**107.9**	**398.7**	**323.1**	**75.7**		**159.7**
	September 2012	1,380.0	861.9	117.1	346.4	280.4	66.0		143.9
	Financial year ended	5,551.8	3,530.6	450.8	1,476.6	1,198.9	277.8		556.6
Net operating costs	**December 2012**	**(744.4)**	**(448.4)**	**(76.0)**	**(174.2)**	**(133.1)**	**(41.1)**		**(45.3)**
	September 2012	(763.0)	(406.6)	(79.7)	(154.6)	(116.6)	(38.0)		(36.5)
	Financial year ended	(2,990.6)	(1,663.0)	(302.9)	(622.8)	(469.6)	(153.2)		(160.4)
- Operating costs	**December 2012**	**(731.5)**	**(435.5)**	**(76.0)**	**(169.9)**	**(129.9)**	**(40.0)**		**(48.0)**
	September 2012	(775.5)	(419.1)	(79.7)	(157.9)	(119.7)	(38.2)		(43.8)
	Financial year ended	(3,012.6)	(1,685.0)	(302.9)	(651.2)	(494.4)	(156.8)		(171.4)
- Gold inventory change	**December 2012**	**(12.9)**	**(12.9)**	**-**	**(4.3)**	**(3.2)**	**(1.1)**		**2.7**
	September 2012	12.5	12.5	-	3.3	3.1	0.2		7.3
	Financial year ended	22.0	22.0	-	28.4	24.8	3.6		11.0
Operating profit	**December 2012**	**577.6**	**505.9**	**31.9**	**224.5**	**190.0**	**34.6**		**114.4**
	September 2012	617.0	455.3	37.4	191.8	163.8	28.0		107.4
	Financial year ended	2,561.2	1,867.6	147.9	853.8	729.3	124.6		396.2
Amortisation of mining assets	**December 2012**	**(209.9)**	**(141.4)**	**(21.1)**	**(40.4)**	**(34.9)**	**(5.5)**		**(14.0)**
	September 2012	(188.2)	(119.4)	(21.8)	(38.3)	(30.8)	(7.5)		(10.6)
	Financial year ended	(780.4)	(494.1)	(82.4)	(152.4)	(125.4)	(27.0)		(48.8)
Net operating profit	**December 2012**	**367.4**	**364.4**	**10.9**	**184.1**	**155.0**	**29.1**		**100.4**
	September 2012	429.1	335.9	15.6	153.5	133.0	20.5		96.8
	Financial year ended	1,780.7	1,373.5	65.6	701.4	603.8	97.6		347.4
Other expenses	**December 2012**	**(33.0)**	**(19.8)**	**(1.7)**	**(3.8)**	**(2.9)**	**(0.9)**		**(7.5)**
	September 2012	(29.1)	(18.6)	(2.3)	(4.9)	(2.6)	(2.3)		(6.9)
	Financial year ended	(109.7)	(68.9)	(9.0)	(24.6)	(17.1)	(7.5)		(21.5)
Profit before royalties and taxation	**December 2012**	**334.4**	**344.6**	**9.2**	**180.4**	**152.1**	**28.3**		**93.0**
	September 2012	400.0	317.3	13.3	148.6	130.4	18.2		89.9
	Financial year ended	1,671.0	1,304.6	56.6	676.9	586.7	90.2		326.0
Royalties, mining and income taxation	**December 2012**	**(99.6)**	**(103.7)**	**4.4**	**(79.3)**	**(64.4)**	**(14.9)**		**(30.7)**
	September 2012	(142.2)	(120.2)	(4.6)	(59.6)	(53.9)	(5.7)		(32.0)
	Financial year ended	(533.8)	(544.8)	(6.7)	(364.8)	(315.5)	(49.3)		(106.9)
- Normal taxation	**December 2012**	**(134.3)**	**(139.4)**	**-**	**(51.3)**	**(45.6)**	**(5.8)**		**(34.5)**
	September 2012	(63.8)	(60.4)	-	(32.7)	(36.9)	4.2		(27.7)
	Financial year ended	(383.9)	(328.9)	-	(170.6)	(163.1)	(7.6)		(104.7)
- Royalties	**December 2012**	**(35.4)**	**(32.5)**	**(0.6)**	**(19.9)**	**(16.1)**	**(3.8)**		**(4.8)**
	September 2012	(33.5)	(27.3)	(0.6)	(17.3)	(14.0)	(3.3)		(2.9)
	Financial year ended	(151.2)	(116.7)	(2.3)	(73.8)	(59.9)	(13.9)		(14.7)
- Deferred taxation	**December 2012**	**70.0**	**68.3**	**5.0**	**(8.0)**	**(2.7)**	**(5.4)**		**8.5**
	September 2012	(44.9)	(32.5)	(4.0)	(9.6)	(3.0)	(6.6)		(1.4)
	Financial year ended	1.3	(99.2)	(4.5)	(120.3)	(92.5)	(27.9)		12.4
Profit before non-recurring items	**December 2012**	**234.8**	**240.9**	**13.6**	**101.1**	**87.7**	**13.3**		**62.2**
	September 2012	257.8	197.1	8.7	89.0	76.5	12.5		57.9
	Financial year ended	1,137.2	759.8	49.9	312.1	271.2	40.8		219.0
Non-recurring items	**December 2012**	**(124.1)**	**(119.9)**	**(26.8)**	**(5.2)**	**(6.3)**	**1.1**		**(0.6)**
	September 2012	(16.7)	(8.8)	(2.6)	(4.3)	(1.0)	(3.3)		-
	Financial year ended	(156.7)	(138.3)	(35.0)	(12.0)	(7.5)	(4.5)		(1.4)
Net profit	**December 2012**	**110.6**	**121.0**	**(13.2)**	**95.8**	**81.4**	**14.4**		**61.6**
	September 2012	241.1	188.3	6.1	84.7	75.5	9.2		57.9
	Financial year ended	980.5	621.4	14.9	300.0	263.7	36.3		217.6
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**December 2012**	**163.9**	**171.4**	**6.2**	**69.3**	**58.9**	**10.4**		**58.9**
	September 2012	253.5	195.2	7.8	87.0	75.8	11.2		59.3
	Financial year ended	1,063.1	690.9	39.4	282.1	245.2	36.9		218.6
Capital expenditure	**December 2012**	**(399.5)**	**(312.7)**	**(75.2)**	**(109.9)**	**(81.8)**	**(28.1)**		**(31.2)**
	September 2012	(421.2)	(318.7)	(75.5)	(101.1)	(70.9)	(30.2)		(25.1)
	Financial year ended	(1,533.4)	(1,156.8)	(314.5)	(374.3)	(259.9)	(114.4)		(93.8)

Average exchange rates were US$1 = R8.67 and US$1 = R8.26 for the December 2012 and September 2012 quarters respectively.
The Australian dollar exchange rates were A$1 = R9.00 and A$1 = R8.56 for the December 2012 and September 2012 quarters respectively.

Operating and financial results

United States Dollars		Australasia Region # — Australia			Discontinued Operations (South Africa Region)			Australian Dollars — Australasia Region #		
		Total	**St Ives**	**Agnew**	**Total**	**KDC**	**Beatrix**	**Total**	**St Ives**	**Agnew**
Operating Results										
Ore milled/treated	**December 2012**	**1,850**	**1,651**	**199**	**2,349**	**1,742**	**607**	**1,850**	**1,651**	**199**
(000 tonnes)	September 2012	2,118	1,853	265	3,043	2,164	879	2,118	1,853	265
	Financial year ended	7,981	7,038	943	12,185	8,817	3,368	7,981	7,038	943
Yield (ounces per tonne)	**December 2012**	**0.090**	**0.068**	**0.276**	**0.093**	**0.096**	**0.086**	**0.090**	**0.068**	**0.276**
	September 2012	0.073	0.058	0.179	0.104	0.110	0.088	0.073	0.058	0.179
	Financial year ended	0.078	0.064	0.187	0.100	0.106	0.086	0.078	0.064	0.187
Gold produced (000 ounces)	**December 2012**	**166.5**	**111.6**	**54.9**	**219.6**	**167.3**	**52.3**	**166.5**	**111.6**	**54.9**
	September 2012	154.2	106.6	47.6	315.9	238.3	77.6	154.2	106.6	47.6
	Financial year ended	626.4	449.8	176.6	1,223.6	934.9	288.7	626.4	449.8	176.6
Gold sold (000 ounces)	**December 2012**	**166.5**	**111.6**	**54.9**	**219.6**	**167.3**	**52.3**	**166.5**	**111.6**	**54.9**
	September 2012	154.2	106.6	47.6	315.9	238.3	77.6	154.2	106.6	47.6
	Financial year ended	626.4	449.8	176.6	1,223.6	934.9	288.7	626.4	449.8	176.6
Gold price received	**December 2012**	**1,717**	**1,728**	**1,693**	**1,720**	**1,722**	**1,715**	**1,654**	**1,665**	**1,631**
(dollars per ounce)	September 2012	1,648	1,656	1,632	1,642	1,641	1,646	1,591	1,598	1,575
	Financial year ended	1,671	1,672	1,667	1,652	1,651	1,655	1,613	1,615	1,610
Total cash cost	**December 2012**	**892**	**978**	**717**	**1,338**	**1,338**	**1,340**	**858**	**941**	**691**
(dollars per ounce)	September 2012	870	922	754	1,119	1,119	1,118	839	890	727
	Financial year ended	902	931	827	1,086	1,076	1,118	871	899	799
Notional cash expenditure	**December 2012**	**1,427**	**1,681**	**911**	**1,757**	**1,766**	**1,728**	**1,375**	**1,620**	**878**
(dollars per ounce)	September 2012	1,644	1,879	1,117	1,449	1,469	1,388	1,586	1,813	1,078
	Financial year ended	1,491	1,608	1,191	1,393	1,393	1,393	1,440	1,553	1,150
Operating costs	**December 2012**	**77**	**64**	**181**	**127**	**131**	**118**	**74**	**62**	**175**
(dollars per tonne)	September 2012	65	54	144	117	124	98	63	52	139
	Financial year ended	70	58	157	109	114	96	68	56	152
Financial Results ($ million)										
Revenue	**December 2012**	**288.0**	**193.5**	**94.5**	**367.7**	**280.4**	**87.3**	**276.8**	**185.8**	**91.0**
	September 2012	254.5	176.3	78.2	518.1	390.2	128.0	245.9	170.4	75.5
	Financial year ended	1,046.6	752,2	294.4	2,021.2	1,543.4	477.8	1,010.8	726.4	284.4
Net operating costs	**December 2012**	**(153.1)**	**(111.6)**	**(41.5)**	**(296.0)**	**(225.5)**	**(70.6)**	**(147.3)**	**(107.3)**	**(40.0)**
	September 2012	(135.8)	(99.5)	(36.3)	(356.4)	(269.5)	(86.7)	(131.1)	(96.0)	(35.1)
	Financial year ended	(577.0)	(426.3)	(150.7)	(1,327.6)	(1,005.7)	(321.9)	(557.3)	(411.7)	(145.6)
- Operating costs	**December 2012**	**(141.7)**	**(105.7)**	**(36.0)**	**(296.0)**	**(225.5)**	**(70.6)**	**(136.3)**	**(101.7)**	**(34.6)**
	September 2012	(137.7)	(99.5)	(38.2)	(356.4)	(269.5)	(86.7)	(133.0)	(96.1)	(36.9)
	Financial year ended	(559.6)	(411.5)	(148.1)	(1,327.6)	(1,005.7)	(321.9)	(540.5)	(397.5)	(143.0)
- Gold inventory change	**December 2012**	**(11.4)**	**(5.8)**	**(5.5)**	**-**	**-**	**-**	**(11.0)**	**(5.6)**	**(5.4)**
	September 2012	1.9	-	1.9	-	-	-	1.9	0.1	1.8
	Financial year ended	(17.4)	(14.7)	(2.6)	-	-	-	(16.8)	(14.2)	(2.6)
Operating profit	**December 2012**	**134.9**	**81.9**	**53.0**	**71.7**	**54.9**	**16.6**	**129.6**	**78.6**	**51.0**
	September 2012	118.7	76.8	41.9	161.7	120.7	41.3	114.8	74.4	40.4
	Financial year ended	469.6	325.9	143.7	693.6	537.7	155.8	453.6	314.8	138.8
Amortisation of mining assets	**December 2012**	**(66.0)**			**(68.5)**	**(44.8)**	**(23.6)**	**(63.5)**		
	September 2012	(48.7)			(68.8)	(51.4)	(17.4)	(47.1)		
	Financial year ended	(210.6)			(286.3)	(209.1)	(77.1)	(203.4)		
Net operating profit	**December 2012**	**68.9**			**2.9**	**10.0**	**(7.0)**	**66.1**		
	September 2012	70.0			93.2	69.3	23.9	67.7		
	Financial year ended	259.0			407.2	328.5	78.7	250.2		
Other expenses	**December 2012**	**(6.9)**			**(13.2)**	**(10.3)**	**(2.9)**	**(6.6)**		
	September 2012	(4.5)			(10.5)	(8.4)	(2.1)	(4.4)		
	Financial year ended	(13.9)			(40.8)	(32.4)	(8.4)	(13.4)		
Profit before royalties and taxation	**December 2012**	**62.0**			**(10.2)**	**(0.3)**	**(9.9)**	**59.4**		
	September 2012	65.5			82.7	60.9	21.8	63.3		
	Financial year ended	245.1			366.4	296.1	70.3	236.7		
Royalties, mining and income	**December 2012**	**1.9**			**4.1**	**1.2**	**2.8**	**2.0**		
	September 2012	(24.0)			(22.0)	(14.7)	(7.3)	(23.3)		
	Financial year ended	(66.4)			11.1	5.4	5.6	(64.1)		
- Normal taxation	**December 2012**	**(53.6)**			**5.1**	**3.5**	**1.6**	**(51.8)**		
	September 2012	-			(3.4)	0.3	(3.7)	-		
	Financial year ended	(53.6)			(55.0)	(40.2)	(14.8)	(51.8)		
- Royalties	**December 2012**	**(7.3)**			**(2.8)**	**(2.2)**	**(0.6)**	**(7.0)**		
	September 2012	(6.5)			(6.2)	(4.1)	(2.1)	(6.3)		
	Financial year ended	(26.0)			(34.4)	(25.8)	(8.6)	(25.1)		
- Deferred taxation	**December 2012**	**62.8**			**1.8**	**(0.1)**	**1.9**	**60.7**		
	September 2012	(17.5)			(12.4)	(10.9)	(1.5)	(17.0)		
	Financial year ended	13.2			100.5	71.4	29.1	12.7		
Profit before non-recurring items	**December 2012**	**63.9**			**(6.1)**	**1.0**	**(7.1)**	**61.4**		
	September 2012	41.5			60.7	46.2	14.5	40.0		
	Financial year ended	178.7			377.5	301.6	75.9	172.6		
Non-recurring items	**December 2012**	**(87.3)**			**(4.2)**	**(3.9)**	**(0.3)**	**(84.3)**		
	September 2012	(1.9)			(7.9)	(7.9)	-	(1.8)		
	Financial year ended	(89.9)			(18.4)	(17.4)	(1.0)	(86.8)		
Net profit	**December 2012**	**(23.3)**			**(10.3)**	**(3.0)**	**(7.4)**	**(22.9)**		
	September 2012	39.6			52.8	38.3	14.5	38.2		
	Financial year ended	88.9			359.1	284.1	74.9	85.8		
Net profit excluding gains and losses	**December 2012**	**37.0**			**(7.5)**	**(0.3)**	**(7.1)**	**(35.3)**		
on foreign exchange, financial	September 2012	41.1			58.3	44.0	14.3	39.9		
instruments and non-recurring items	Financial year ended	150.8			372.2	296.6	75.7	145.6		
Capital expenditure	**December 2012**	**(96.4)**	**(82.6)**	**(13.8)**	**(86.8)**	**(67.8)**	**(19.0)**	**(92.6)**	**(79.3)**	**(13.3)**
	September 2012	(117.0)	(102.0)	(15.0)	(102.5)	(81.2)	(21.3)	(113.1)	(98.6)	(14.5)
	Financial year ended	(374.2)	(311.9)	(62.3)	(376.6)	(296.2)	(80.4)	(361.4)	(301.2)	(60.2)

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Total cash cost

Gold Industry Standards Basis

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region	Australasia Region			Discontinued Operations (South Africa Region)		
						Ghana		Peru		Australia				
				South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	Total	KDC	Beatrix
Operating costs[(1)]	**Dec 2012**	**(6,356.2)**	**(3,765.9)**	**(658.0)**	**(1,468.1)**	**(1,122.2)**	**(345.9)**	**(412.1)**	**(1,227.7)**	**(915.1)**	**(312.6)**	**(2,590.3)**	**(1,971.8)**	**(618.5)**
	Sept 2012	(6,393.1)	(3,457.8)	(656.3)	(1,304.1)	(988.7)	(315.4)	(360.8)	(1,136.6)	(821.7)	(314.9)	(2,935.3)	(2,220.5)	(714.8)
	Financial year ended	(24,673.6)	(13,800.0)	(2,480.4)	(5,333.0)	(4,049.1)	(1,283.9)	(1,403.4)	(4,583.2)	(3,370.5)	(1,212.7)	(10,873.6)	(8,236.9)	(2,636.7)
Gold-in-process and inventory change*	**Dec 2012**	**(55.6)**	**(55.6)**	**-**	**(13.4)**	**(25.2)**	**11.8**	**22.6**	**(64.8)**	**(36.0)**	**(28.8)**	**-**	**-**	**-**
	Sept 2012	95.1	95.1	-	25.0	23.8	1.2	57.5	12.6	(0.4)	13.0	-	-	-
	Financial year ended	220.6	220.6	-	229.7	185.8	43.9	88.4	(97.5)	(88.2)	(9.3)	-	-	-
Less: Rehabilitation	**Dec 2012**	**(39.8)**	**(27.3)**	**(2.0)**	**(14.4)**	**(12.4)**	**(2.0)**	**(3.0)**	**(7.9)**	**(6.4)**	**(1.5)**	**(12.5)**	**(8.9)**	**(3.6)**
	Sept 2012	(33.3)	(20.8)	(2.1)	(9.0)	(7.3)	(1.7)	(2.1)	(7.6)	(6.1)	(1.5)	(12.5)	(9.0)	(3.5)
	Financial year ended	(138.0)	(88.2)	(8.1)	(41.0)	(34.1)	(6.9)	(9.2)	(29.9)	(24.1)	(5.8)	(49.8)	(35.5)	(14.3)
General and admin	**Dec 2012**	**(258.9)**	**(201.1)**	**(10.8)**	**(126.4)**	**(100.4)**	**(26.0)**	**(3.9)**	**(60.0)**	**(39.6)**	**(20.4)**	**(57.8)**	**(44.8)**	**(13.0)**
	Sept 2012	(240.5)	(183.8)	(10.9)	(109.3)	(87.6)	(21.7)	(1.5)	(62.1)	(41.8)	(20.3)	(56.7)	(44.3)	(12.4)
	Financial year ended	(975.0)	(748.4)	(43.6)	(456.1)	(360.7)	(95.4)	(12.5)	(236.2)	(157.0)	(79.2)	(226.6)	(176.6)	(50.0)
Plus: Royalties	**Dec 2012**	**(308.5)**	**(279.9)**	**(4.7)**	**(171.9)**	**(139.3)**	**(32.6)**	**(40.7)**	**(62.6)**	**(40.7)**	**(21.9)**	**(28.6)**	**(22.6)**	**(6.0)**
	Sept 2012	(278.3)	(225.4)	(4.9)	(143.0)	(115.8)	(27.2)	(24.0)	(53.5)	(37.6)	(15.9)	(52.9)	(34.5)	(18.4)
	Financial year ended	(1,238.0)	(956.0)	(18.5)	(604.6)	(490.9)	(113.7)	(120.0)	(212.9)	(153.0)	(59.9)	(282.0)	(211.5)	(70.5)
TOTAL CASH COST[(2)]	**Dec 2012**	**(6,421.6)**	**(3,873.0)**	**(649.9)**	**(1,512.6)**	**(1,173.9)**	**(338.7)**	**(423.3)**	**(1,287.2)**	**(945.8)**	**(341.4)**	**(2,548.6)**	**(1,940.7)**	**(607.9)**
	Sept 2012	(6,302.5)	(3,383.5)	(648.2)	(1,303.8)	(985.8)	(318.0)	(323.7)	(1,107.8)	(811.8)	(296.0)	(2,919.0)	(2,201.7)	(717.3)
	Financial year ended	(24,578.0)	(13,698.8)	(2,447.2)	(5,210.8)	(3,959.4)	(1,251.4)	(1,413.3)	(4,627.5)	(3,430.6)	(1,196.9)	(10,879.2)	(8,236.3)	(2,642.9)
Plus: Amortisation*	**Dec 2012**	**(1,855.4)**	**(1,259.0)**	**(182.5)**	**(364.9)**	**(297.0)**	**(67.9)**	**(118.9)**	**(592.7)**			**(596.4)**	**(394.0)**	**(202.4)**
	Sept 2012	(1,547.6)	(978.2)	(179.6)	(311.2)	(250.0)	(61.2)	(86.9)	(400.5)			(569.4)	(425.4)	(144.0)
	Financial year ended	(6,432.4)	(4,087.7)	(674.6)	(1,245.4)	(1,009.9)	(235.5)	(398.0)	(1,769.7)			(2,344.7)	(1,712.9)	(631.8)
Rehabilitation	**Dec 2012**	**(39.8)**	**(27.3)**	**(2.0)**	**(14.4)**	**(12.4)**	**(2.0)**	**(3.0)**	**(7.9)**			**(12.5)**	**(8.9)**	**(3.6)**
	Sept 2012	(33.3)	(20.8)	(2.1)	(9.0)	(7.3)	(1.7)	(2.1)	(7.6)			(12.5)	(9.0)	(3.5)
	Financial year ended	(138.0)	(88.2)	(8.1)	(41.0)	(34.1)	(6.9)	(9.2)	(29.9)			(49.8)	(35.5)	(14.3)
TOTAL PRODUCTION COST[(3)]	**Dec 2012**	**(8,316.8)**	**(5,159.3)**	**(834.4)**	**(1,891.9)**	**(1,483.3)**	**(408.6)**	**(545.2)**	**(1,887.8)**			**(3,157.5)**	**(2,343.6)**	**(813.9)**
	Sept 2012	(7,883.4)	(4,382.5)	(829.9)	(1,624.0)	(1,243.1)	(380.9)	(412.7)	(1,515.9)			(3,500.9)	(2,636.1)	(864.8)
	Financial year ended	(31,148.4)	(17,874.7)	(3,129.9)	(6,497.2)	(5,003.4)	(1,493.8)	(1,820.5)	(6,427.1)			(13,273.7)	(9,984.7)	(3,289.0)
Gold sold – thousand ounces	**Dec 2012**	**782.6**	**563.0**	**62.7**	**231.8**	**187.8**	**44.0**	**102.0**	**166.5**	**111.6**	**54.9**	**219.6**	**167.3**	**52.3**
	Sept 2012	833.4	517.5	71.3	209.3	169.4	39.9	82.7	154.2	106.6	47.6	315.9	238.3	77.6
	Financial year ended	3,356.1	2,132.5	270.4	885.3	718.8	166.4	350.4	626.4	449.8	176.6	1,223.6	934.9	288.7
TOTAL CASH COST – US$/oz	**Dec 2012**	**946**	**793**	**1,196**	**753**	**721**	**889**	**479**	**892**	**978**	**717**	**1,338**	**1,338**	**1,340**
	Sept 2012	916	792	1,101	754	705	964	474	870	922	754	1,119	1,119	1,118
	Financial year ended	894	784	1,105	719	673	918	492	902	931	827	1,086	1,076	1,118
TOTAL CASH COST – R/kg	**Dec 2012**	**263,818**	**221,188**	**333,282**	**209,938**	**201,045**	**247,950**	**133,407**	**248,398**	**272,251**	**199,883**	**373,093**	**372,925**	**373,632**
	Sept 2012	243,143	210,221	292,377	200,246	187,094	256,039	125,855	231,032	244,813	200,135	297,069	297,085	297,019
	Financial year ended	235,451	206,531	290,952	189,263	177,091	241,863	129,672	237,478	245,183	217,856	285,851	283,249	294,277
TOTAL PRODUCTION COST – US$/oz	**Dec 2012**	**1,226**	**1,057**	**1,535**	**941**	**911**	**1,072**	**616**	**1,308**			**1,658**	**1,616**	**1,795**
	Sept 2012	1,145	1,025	1,410	939	888	1,156	604	1,190			1,342	1,339	1,348
	Financial year	1,133	1,023	1,413	896	850	1,096	634	1,253			1,325	1,304	1,391
TOTAL PRODUCTION COST – R/kg	**Dec 2012**	**341,680**	**294,651**	**427,897**	**262,587**	**254,040**	**299,122**	**171,825**	**364,299**			**462,231**	**450,346**	**500,246**
	Sept 2012	304,132	272,290	374,335	249,424	235,927	306,683	160,459	316,142			356,289	355,701	358,095
	Financial year	298,394	269,490	372,120	235,989	223,787	288,713	167,034	329,832			348,766	343,376	366,218

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

(1) Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.

(2) Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

(3) Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates were US$1 = R8.67 and US$1 = R8.26 for the December 2012 and September 2012 quarters respectively.

Capital expenditure

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	Total Continuing Operations	South Africa Region	West Africa Region			South America Region	Australasia Region			Corporate
						Ghana		Peru		Australia		
				South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	
Sustaining capital	December 2012	(2,309.1)	(1,965.3)	-	(982.9)	(697.9)	(285.0)	(265.7)	(716.7)	(618.4)	(98.3)	(12.7)
	September 2012	(2,097.9)	(1,818.2)	-	(790.3)	(581.8)	(208.5)	(205.6)	(822.3)	(739.6)	(82.7)	(1.3)
	Financial year ended	(7,362.8)	(6,368.6)	-	(3,013.2)	(2,128.4)	(884.8)	(768.1)	(2,587.3)	(2,215.3)	(372.0)	(15.2)
Ore reserve development	December 2012	(427.6)	-	-	-	-	-	-	-	-	-	-
	September 2012	(575.5)	-	-	-	-	-	-	-	-	-	-
	Financial year ended	(2,127.9)	-	-	-	-	-	-	-	-	-	-
Project capital#	December 2012	(791.8)	(791.8)	(654.3)	-	-	-	-	-	-	-	(137.5)
	September 2012	(729.3)	(729.3)	(624.0)	-	-	-	-	-	-	-	(105.3)
	Financial year ended	(3,035.1)	(3,035.1)	(2,575.8)	-	-	-	-	-	-	-	(459.3)
Brownfields exploration	December 2012	(76.9)	(76.9)	-	40.6	-	40.6	-	(117.5)	(94.7)	(22.8)	-
	September 2012	(174.5)	(174.5)	-	(39.9)	-	(39.9)	-	(134.6)	(93.5)	(41.1)	-
	Financial year ended	(529.8)	(529.8)	-	(52.3)	-	(52.3)	-	(477.5)	(339.2)	(138.3)	-
Total capital expenditure	December 2012	(3,605.4)	(2,846.7)	(654.3)	(942.3)	(697.9)	(244.4)	(265.7)	(834.2)	(713.1)	(121.1)	(150.2)
	September 2012	(3,577.2)	(2,723.3)	(624.0)	(830.2)	(581.8)	(248.4)	(205.6)	(956.9)	(833.1)	(123.8)	(106.6)
	Financial year ended	(13,055.6)	(9,948.7)	(2,575.8)	(3,065.5)	(2,128.4)	(937.1)	(768.1)	(3,064.8)	(2,554.5)	(510.3)	(474.5)

#Project capital expenditure under Corporate in the December quarter includes R15 million (US$2 million) at the Arctic Platinum project (APP), R57 million (US$7 million) at Chucapaca being our 51 per cent share in this project, R26 million (US$3 million) at the Damang super-pit project together with general corporate capital expenditure. This compared with expenditure during the September quarter of R15 million (US$2 million) at APP, R57 million (US$7 million) at Chucapaca, being our 51 per cent share in this project and R26 million (US$3 million) at the Damang super-pit project, together with general corporate capital expenditure. The table above only includes Gold Fields' 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of R2,848 million (US$328 million) for the December quarter compared with R2,893 million (US$336 million) as reported in the Statement of cash flows.

		Discontinued Operations (South Africa Region)			Corporate
		Total	KDC	Beatrix	
Sustaining capital	December 2012	(331.1)	(271.0)	(56.3)	(3.8)
	September 2012	(278.4)	(219.7)	(51.3)	(7.4)
	Financial year ended	(979.0)	(745.8)	(210.7)	(22.5)
Ore reserve development	December 2012	(427.6)	(318.7)	(108.9)	-
	September 2012	(575.5)	(451.3)	(124.2)	-
	Financial year ended	(2,127.9)	(1,680.4)	(447.5)	-
Project capital	December 2012	-	-	-	-
	September 2012	-	-	-	-
	Financial year ended	-	-	-	-
Brownfields exploration	December 2012	-	-	-	-
	September 2012	-	-	-	-
	Financial year ended	-	-	-	-
Total capital expenditure	December 2012	(758.7)	(589.7)	(165.2)	(3.8)
	September 2012	(853.9)	(671.0)	(175.5)	(7.4)
	Financial year ended	(3,106.9)	(2,426.2)	(658.2)	(22.5)

Notional cash expenditure##

Figures are in South African rand millions unless otherwise stated

		Total Group	Total Group Continuing Operations	South Africa Region	West Africa Region			South America Region	Australasia Region			Corporate
						Ghana		Peru		Australia		
				South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	
Operating costs – R'm	December 2012	(6,356.2)	(3,765.9)	(658.0)	(1,468.1)	(1,122.2)	(345.9)	(412.1)	(1,227.7)	(915.1)	(312.6)	-
	September 2012	(6,393.1)	(3,457.8)	(656.3)	(1,304.1)	(988.7)	(315.4)	(360.8)	(1,136.6)	(821.7)	(314.9)	-
	Financial year ended	(24,673.6)	(13,800.0)	(2,480.4)	(5,333.0)	(4,049.1)	(1,283.9)	(1,403.4)	(4,583.2)	(3,370.5)	(1,212.7)	-
Capital expenditure – R'm	December 2012	(3,605.4)	(2,846.7)	(654.3)	(942.3)	(697.9)	(244.4)	(265.7)	(834.2)	(713.1)	(121.1)	(150.2)
	September 2012	(3,577.2)	(2,723.3)	(624.0)	(830.2)	(581.8)	(248.4)	(205.6)	(956.9)	(833.1)	(123.8)	(106.6)
	Financial year ended	(13,056.6)	(9,948.7)	(2,575.8)	(3,065.5)	(2,128.4)	(937.1)	(768.1)	(3,064.8)	(2,554.5)	(510.3)	(474.5)
Notional cash Expenditure – R/kg	December 2012	411,381	380,384	672,974	334,545	311,714	432,138	222,448	397,897	468,682	253,923	-
	September 2012	384,627	384,015	577,492	327,799	298,064	453,945	220,132	436,601	499,035	296,619	-
	Financial year ended	362,331	359,448	601,141	305,045	276,299	429,262	204,069	392,487	423,456	313,615	-
Notional cash expenditure – US$/oz	December 2012	1,476	1,365	2,414	1,200	1,118	1,550	798	1,427	1,681	911	-
	September 2012	1,448	1,446	2,175	1,234	1,122	1,709	829	1,644	1,879	1,117	-
	Financial year ended	1,376	1,365	2,283	1,158	1,049	1,630	775	1,491	1,608	1,191	-

Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

		Discontinued Operations (South Africa Region)			Corporate
		Total	KDC	Beatrix	
Operating costs – R'm	December 2012	(2,590.3)	(1,971.8)	(618.5)	-
	September 2012	(2,935.3)	(2,220.5)	(714.8)	-
	Financial year ended	(10,873.6)	(8,236.9)	(2,636.7)	-
Capital expenditure – R'm	December 2012	(758.7)	(589.7)	(165.2)	(3.8)
	September 2012	(853.9)	(671.0)	(175.5)	(7.4)
	Financial year ended	(3,106.9)	(2,426.2)	(658.2)	(22.5)
Notional cash expenditure – R/kg	December 2012	490,265	492,218	481,684	-
	September 2012	385,630	390,163	368,654	-
	Financial year ended	367,338	366,707	366,875	-
Notional cash expenditure – US$/oz	December 2012	1,759	1,766	1,728	-
	September 2012	1,452	1,469	1,388	-
	Financial year ended	1,395	1,393	1,393	-

Underground and surface

South African rand and metric units

		Total Mine Operations	Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region	Australasia Region			Discontinued Operations (South Africa Region)		
						Ghana		Peru		Australia				
				South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	Total	KDC	Beatrix
Ore milled/treated (000 tonnes)														
- underground	**December 2012**	**2,414**	**1,243**	**538**	**-**	**-**	**-**	**-**	**705**	**539**	**166**	**1,171**	**735**	**436**
	September 2012	2,563	1,128	590	-	-	-	-	538	350	188	1,435	884	551
	Financial year ended	10,091	4,335	2,106	-	-	-	-	2,229	1,617	612	5,756	3,687	2,069
- surface	**December 2012**	**10,946**	**9,768**	**-**	**7,023**	**5,853**	**1,170**	**1,600**	**1,145**	**1,112**	**33**	**1,178**	**1,007**	**171**
	September 2012	11,001	9,393	-	6,244	5,151	1,093	1,569	1,580	1,503	77	1,608	1,280	328
	Financial year ended	46,020	39,591	-	27,326	22,910	4,416	6,513	5,752	5,421	331	6,429	5,130	1,299
- total	**December 2012**	**13,360**	**11,011**	**538**	**7,023**	**5,853**	**1,170**	**1,600**	**1,850**	**1,651**	**199**	**2,349**	**1,742**	**607**
	September 2012	13,564	10,521	590	6,244	5,151	1,093	1,569	2,118	1,853	265	3,043	2,164	879
	Financial year ended	56,111	43,926	2,106	27,326	22,910	4,416	6,513	7,981	7,038	943	12,185	8,817	3,368
Yield (grams per tonne)														
- underground	**December 2012**	**5.0**	**4.9**	**5.0**	**-**	**-**	**-**	**-**	**5.8**	**4.5**	**10.0**	**5.2**	**6.1**	**3.6**
	September 2012	5.5	4.7	5.5	-	-	-	-	5.8	5.0	7.3	6.1	7.2	4.2
	Financial year ended	5.5	4.9	5.4	-	-	-	-	5.8	5.0	8.1	5.9	6.8	4.2
- surface	**December 2012**	**1.1**	**1.2**	**-**	**1.0**	**1.0**	**1.2**	**1.9**	**0.9**	**0.9**	**1.5**	**0.7**	**0.7**	**0.3**
	September 2012	1.1	1.1	-	1.0	1.0	1.1	1.6	1.1	1.0	1.5	0.7	0.8	0.3
	Financial year ended	1.1	1.1	-	1.0	1.0	1.2	1.6	1.1	1.1	1.6	0.7	0.8	0.3
- combined	**December 2012**	**1.8**	**1.6**	**3.6**	**1.0**	**1.0**	**1.2**	**1.9**	**2.8**	**2.1**	**8.6**	**2.9**	**3.0**	**2.7**
	September 2012	1.9	1.5	3.8	1.0	1.0	1.1	1.6	2.3	1.8	5.6	3.2	3.4	2.7
	Financial year ended	1.9	1.5	4.0	1.0	1.0	1.2	1.6	2.4	2.0	5.8	3.1	3.3	2.7
Gold produced (kilograms)														
- underground	**December 2012**	**12,107**	**6,057**	**1,950**	**-**	**-**	**-**		**4,107**	**2,450**	**1,657**	**6,050**	**4,466**	**1,584**
	September 2012	14,019	5,336	2,217	-	-	-	-	3,119	1,752	1,367	8,683	6,350	2,333
	Financial year ended	55,123	21,421	8,411	-	-	-	-	13,010	8,039	4,971	33,702	25,046	8,656
- surface	**December 2012**	**12,108**	**11,327**	**-**	**7,205**	**5,839**	**1,366**	**3,047**	**1,075**	**1,024**	**51**	**781**	**738**	**43**
	September 2012	11,903	10,760	-	6,511	5,269	1,242	2,573	1,676	1,564	112	1,143	1,061	82
	Financial year ended	49,006	44,649	-	27,532	22,358	5,174	10,641	6,476	5,953	523	4,357	4,032	325
- total	**December 2012**	**24,215**	**17,384**	**1,950**	**7,205**	**5,839**	**1,366**	**3,047**	**5,182**	**3,474**	**1,708**	**6,831**	**5,204**	**1,627**
	September 2012	25,922	16,096	2,217	6,511	5,269	1,242	2,573	4,795	3,316	1,479	9,826	7,411	2,415
	Financial year ended	104,129	66,070	8,411	27,532	22,358	5,174	10,641	19,486	13,992	5,494	38,059	29,078	8,981
Operating costs (Rand per tonne)														
- underground	**December 2012**	**1,621**	**1,222**	**1,223**	**-**	**-**	**-**	**-**	**1,221**	**1,037**	**1,819**	**2,045**	**2,434**	**1,389**
	September 2012	1,548	1,129	1,112	-	-	-	-	1,148	936	1,543	1,878	2,273	1,243
	Financial year ended	1,500	1,185	1,178	-	-	-	-	1,193	967	1,790	1,737	2,023	1,228
- surface	**December 2012**	**223**	**230**	**-**	**209**	**192**	**296**	**258**	**320**	**320**	**324**	**166**	**181**	**76**
	September 2012	220	233	-	209	192	289	230	329	329	323	150	165	91
	Financial year ended	207	219	-	195	177	291	215	335	333	354	136	152	74
- total	**December 2012**	**476**	**342**	**1,223**	**209**	**192**	**296**	**258**	**664**	**554**	**1,571**	**1,103**	**1,132**	**1,019**
	September 2012	471	329	1,112	209	192	289	230	537	443	1,188	965	1,026	813
	Financial year ended	440	314	1,178	195	177	291	215	574	479	1,286	892	934	783

December quarter includes 147,000 tonnes (September quarter included 187,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the underground yield at South Deep only, excludes the underground waste.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

KDC		December 2012 quarter					September 2012 quarter					Year 2012				
	Reef	Carbon Leader	Kloof	Main	Libanon	VCR	Carbon Leader	Kloof	Main	Libanon	VCR	Carbon Leader	Kloof	Main	Libanon	VCR
Advanced	(m)	1,347	55	961	30	2,460	3,418	1,086	764	37	4,165	13,893	1,471	4,414	105	16,691
Advanced on reef	(m)	285	2	219	30	233	521	221	341	37	604	2,176	246	1,440	105	2,341
Sampled	(m)	246	2	240	15	282	549	163	246	36	465	2,046	174	1,302	72	1,904
Channel width	(cm)	86	126	74	118	121	76	74	47	87	107	76	82	74	84	108
Average value -	(g/t)	14	3.7	16.2	2.7	18.9	23.8	10.1	14.1	2.9	25.5	22.6	9.0	11.9	3.9	24.9
-	(cm.g/t)	1,207	466	1,194	322	2,284	1,798	748	665	251	2,739	1,722	734	882	328	2,683

Beatrix		December 2012 quarter		September 2012 quarter		Year 2012	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	2,980	884	3,472	1,513	14,365	5,752
Advanced on reef	(m)	715	142	718	276	3,365	1,417
Sampled	(m)	651	195	804	333	3,441	1,392
Channel width	(cm)	141	90	132	120	128	98
Average value -	(g/t)	5.6	22.1	5.4	14.0	6.6	18.3
-	(cm.g/t)	791	1,985	712	1,689	848	1,795

South Deep		December 2012 quarter	September 2012 quarter	Year 2012
	Reef	Elsburgs[1,2]	Elsburgs[1,2]	Elsburgs[1,2]
Main Advanced	(m)	3,341	3,647	12,380
- Main above 95 level	(m)	2,071	2,497	8,092
- Main below 95 level	(m)	1,270	1,150	2,468
Advanced on reef	(m)	1,447	1,535	5,793
Square metres de-stressed	(m²)	11,481	12,213	43,356
- Reserve value de-stressed	(g/t)	6.1	6.3	6.2

[1] Trackless development in the Elsburg reefs is evaluated by means of the resource model.

[2] Full channel width not fully exposed in development, hence not reported.

Administration and corporate information

Corporate Secretary

Karen Robinson
Tel: +27 11 562 9702
Fax: +27 11 562 9829
e-mail: karen.robinson2@goldfields.co.za

Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom Secretaries
London
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Tel: +44 20 7499 3916
Fax: +44 20 7491 1989

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries

Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
e-mail: willie.jacobsz@goldfields.co.za

Remmy Kawala
Tel: +27 11 562 9844
Mobile: +27 82 312 8692
e-mail: remmy.kawala@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary)
Limited Ground Floor
70 Marshall Street
Johannesburg
2001

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road

Beckenham
Kent BR3 4TU
England

Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas]
+44 20 8639 3399

Fax: +44 20 8658 3430

e-mail: ssd@capitaregistrars.com

Website

http://www.goldfields.co.za

Listings

JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Directors

M A Ramphele (*Chair*) °	K Ansah #°	A R Hill ≠°	R L Pennant-Rea *°	G M Wilson °
N J Holland *• *(Chief Executive Officer)*	C A Carolus°	D L Lazaro □°	D N Murray °	R Dañino **°°
P A Schmidt • *(Chief Financial Officer)*	R P Menell °	D M J Ncube °		

* British	# Ghanaian	≠ Canadian	□°Filipino
** Peruvian	° Independent Director	• Non-independent Director	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 14 February 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer